ATENTO S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS AND CONSOLIDATED MANAGEMENT REPORT FOR THE YEAR ENDED DECEMBER 31, 2019 AND 2020

1, rue Hildegard Von Bingen
L-1782 Luxembourg-Findel
RCS Luxembourg: B 185761

INDEX

Ernst & Young
Société anonyme

35E, Avenue John F. Kennedy
L-1855 Luxembourg

Tel: +352 42 124 1

www.ey.com/en_lu

B.P. 780
L-2017 Luxembourg

R.C.S. Luxembourg B 47 771
TVA LU 16063074

Independent auditor's report

To the Shareholders of
Atento S.A.
1, rue Hildegard von Bingen
L-1282 Luxembourg

Report on the audit of the consolidated financial statements

Opinion

We have audited the consolidated financial statements of Atento S.A. (the "Company") and its subsidiaries (the "Group"), which comprise the consolidated statement of financial position as at 31 December 2020, and the consolidated statement of comprehensive income, the consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended and the notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at 31 December 2020, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards ("IFRS") as adopted by the European Union.

Basis for Opinion

We conducted our audit in accordance with the Law of 23 July 2016 on the audit profession (the "Law of 23 July 2016") and with International Standards on Auditing ("ISAs") as adopted for Luxembourg by the "Commission de Surveillance du Secteur Financier" ("CSSF"). Our responsibilities under the Law of 23 July 2016 and ISAs as adopted for Luxembourg by the CSSF are further described in the "responsibilities of the "réviseur d'entreprises agréé" for the audit of the consolidated financial statements" section of our report. We are also independent of the Group in accordance with the International Code of Ethics for Professional Accountants, including International Independence Standards, issued by the International Ethics Standards Board for Accountants ("IESBA Code") as adopted for Luxembourg by the CSSF together with the ethical requirements that are relevant to our audit of the consolidated financial statements, and have fulfilled our other ethical responsibilities under those ethical requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other information

The Board of Directors is responsible for the other information. The other information comprises the information included in the consolidated management report but does not include the consolidated financial statements and our report of the "réviseur d'entreprises agréé" thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report this fact. We have nothing to report in this regard.

Responsibilities of the Board of Directors and those charged with governance for the consolidated financial statements

The Board of Directors is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with IFRS as adopted by the European Union relating to the preparation and presentation of the consolidated financial statements, and for such internal control as the Board of Directors determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the Board of Directors is responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Responsibilities of the "réviseur d'entreprises agréé" for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue a report of the "réviseur d'entreprises agréé" that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Law of 23 July 2016 and with ISAs as adopted for Luxembourg by the CSSF will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with the Law of 23 July 2016 and with ISAs as adopted for Luxembourg by the CSSF, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control.

Building a better working world

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors.
- Conclude on the appropriateness of Board of Directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our report of the "réviseur d'entreprises agréé" to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our report of the "réviseur d'entreprises agréé". However, future events or conditions may cause the Group to cease to continue as a going concern.
- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
- Obtain sufficient appropriate audit evidence regarding the financial information of the entities and business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Report on other legal and regulatory requirements

The consolidated management report is consistent with the consolidated financial statements and has been prepared in accordance with applicable legal requirements.

Ernst & Young
Société anonyme
Cabinet de révision agréé

Alban Aubrée

Luxembourg, 21 April 2021

ATENTO S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of December 31, 2019 and 2020
(In thousands of U.S. dollars, unless otherwise indicated)

		December 31,	
ASSETS	**Notes**	**2019**	**2020**
NON-CURRENT ASSETS		**765,839**	**604,327**
Intangible assets	**6**	**160,041**	**106,643**
Goodwill	**7**	**119,902**	**103,014**
Right-of-use assets	**10**	**181,564**	**137,842**
Property, plant and equipment	**9**	**116,893**	**90,888**
Non-current financial assets		**82,158**	**70,275**
Trade and other receivables	13	22,124	20,995
Other non-current financial assets	12	54,652	38,192
Derivative financial instruments	14	5,382	11,088
Other taxes recoverable	**20c)**	**5,650**	**4,815**
Deferred tax assets	**20b)**	**99,631**	**90,850**
CURRENT ASSETS		**538,772**	**571,796**
Trade and other receivables		**388,308**	**324,850**
Trade and other receivables	13	359,599	299,086
Current income tax receivable	20c)	28,709	25,764
Other taxes recoverable	**20c)**	**24,664**	**36,794**
Other current financial assets	**12**	**1,094**	**1,158**
Cash and cash equivalents	**15**	**124,706**	**208,994**
TOTAL ASSETS		**1,304,611**	**1,176,123**

The accompanying notes are an integral part of the consolidated financial statements.

ATENTO S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2019 and 2020

(In thousands of U.S. dollars, unless otherwise indicated)

		December 31,	
EQUITY AND LIABILITIES	**Notes**	**2019**	**2020**
TOTAL EQUITY		**207,020**	**119,676**
EQUITY ATTRIBUTABLE TO:			
OWNERS OF THE PARENT COMPANY		**207,020**	**119,676**
Share capital	19	49	49
Share premium		619,461	613,619
Treasury shares		(19,319)	(12,312)
Retained losses		(127,070)	(178,988)
Translation differences		(271,273)	(280,715)
Hedge accounting effects		(8,872)	(37,360)
Stock-based compensation		14,044	15,383
NON-CURRENT LIABILITIES		**718,989**	**651,662**
Deferred tax liabilities	20b)	20,378	-
Debt with third parties	17	633,498	594,636
Derivative financial instruments	14	2,289	5,220
Provisions and contingencies	21	48,326	45,617
Non-trade payables	18	11,744	4,296
Other taxes payable	20c)	2,754	1,893
CURRENT LIABILITIES		**378,602**	**404,785**
Debt with third parties	**17**	**87,117**	**133,187**
Derivative financial instruments	**14**	**167**	-
Trade and other payables		**272,547**	**249,723**
Trade payables	18	71,676	59,415
Income tax payables	20c)	12,671	16,838
Other taxes payables	20c)	93,765	97,104
Other non-trade payables	18	94,435	76,366
Provisions and contingencies	**21**	**18,771**	**21,875**
TOTAL EQUITY AND LIABILITIES		**1,304,611**	**1,176,123**

The accompanying notes are an integral part of the consolidated financial statements.

ATENTO S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31, 2019 and 2020

(In thousands of U.S. dollars, unless otherwise indicated)

	Notes	For the years ended December 31, 2019	2020
Revenue	**22a)**	**1,707,286**	**1,412,262**
Other operating income	22b)	4,539	5,574
Other gains and own work capitalized	22c)	10,477	99
Operating expenses:			
Supplies	22d)	(66,427)	(72,276)
Employee benefit expenses	22e)	(1,301,031)	(1,060,408)
Depreciation	22f)	(83,556)	(73,939)
Amortization	22f)	(57,226)	(46,981)
Changes in trade provisions		(3,730)	(5,293)
Impairment charges	8	(30,909)	-
Other operating expenses	22g)	(166,778)	(118,711)
OPERATING PROFIT		**12,645**	**40,327**
Finance income	22h)	20,045	15,683
Finance costs	22h)	(68,085)	(70,293)
Net foreign exchange loss	22h)	(9,080)	(27,818)
NET FINANCE EXPENSE		**(57,120)**	**(82,428)**
PROFIT/(LOSS) BEFORE INCOME TAX		**(44,475)**	**(42,101)**
Income tax expense	20a)	(36,218)	(4,779)
PROFIT/(LOSS) FOR THE YEAR		**(80,693)**	**(46,880)**
PROFIT/(LOSS) ATTRIBUTABLE TO:			
OWNERS OF THE PARENT		(81,306)	(46,880)
NON-CONTROLLING INTEREST		613	-
PROFIT/(LOSS) FOR THE YEAR		**(80,693)**	**(46,880)**
EARNINGS/(LOSS) PER SHARE:			
Basic earnings/(loss) per share (in U.S. dollars)	**24**	**(5.63)**	**(3.33)**
Diluted earnings/(loss) per share (in U.S. dollars)	**24**	**(5.63)**	**(3.33)**

The accompanying notes are an integral part of the consolidated financial statements.

ATENTO S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME /(LOSS)

For the years ended December 31, 2019 and 2020

(In thousands of U.S. dollars, unless otherwise indicated)

	For the years ended December 31,	
	2019	**2020**
Profit/(loss) for the year	**(80,693)**	**(46,880)**
Other comprehensive income/(loss) to be reclassified to profit and loss in subsequent periods:		
Net investment hedge	(10,346)	13,838
Exchange differences on translation of foreign operations	(6,930)	(42,326)
Translation differences	(14,953)	(9,442)
Other comprehensive income/(loss)	**(32,229)**	**(37,930)**
Total comprehensive income/(loss)	**(112,922)**	**(84,810)**
Total comprehensive income/(loss) attributable to:		
Owners of the parent	(112,733)	(84,810)
Non-controlling interest	(189)	-
Total comprehensive income/(loss)	**(112,922)**	**(84,810)**

The accompanying notes are an integral part of the consolidated financial statements.

ATENTO S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended December 31, 2019 and 2020

(In thousands of U.S. dollars, unless otherwise indicated)

	Share capital	Share premium	Treasury shares	Reserve to acquisition of non-controlling interest	Retained (losses)	Translation differences	Hedge accounting effects	Stock-based compensation	Total owners of the parent company	Non-controlling interest	Total equity
Balance at January 1, 2019	49	615,288	(8,178)	(23,531)	(16,325)	(257,122)	8,404	12,966	331,551	8,541	340,092
Comprehensive income/(loss) for the year	-	-	-	-	(81,306)	(14,151)	(17,276)	-	(112,733)	(189)	(112,922)
Loss for the year	-	-	-	-	(81,306)	-	-	-	(81,306)	613	(80,693)
Other comprehensive income/(loss), net of taxes	-	-	-	-	-	(14,151)	(17,276)	-	(31,427)	(802)	(32,229)
Acquisition of non-controlling interest	-	-	-	23,531	(8,096)	-	-	-	15,435	(8,352)	7,083
Stock-based compensation	-	-	-	-	-	-	-	5,251	5,251	-	5,251
Shares delivered	-	4,173	-	-	-	-	-	(4,173)	-	-	-
Acquisition of treasury shares	-	-	(11,141)	-	-	-	-	-	(11,141)	-	(11,141)
Monetary correction caused by hyperinflation	-	-	-	-	(21,343)	-	-	-	(21,343)	-	(21,343)
Balance at December 31, 2019	49	619,461	(19,319)	-	(127,070)	(271,273)	(8,872)	14,044	207,020	-	207,020

	Share capital	Share premium	Treasury shares	Retained (losses)	Translation differences	Hedge accounting effects	Stock-based compensation	Total owners of the parent company	Total equity
Balance at January 1, 2020	49	619,461	(19,319)	(127,070)	(271,273)	(8,872)	14,044	207,020	207,020
Comprehensive income/(loss) for the year	-	-	-	(46,880)	(9,442)	(28,488)	-	(84,810)	(84,810)
Loss for the year	-	-	-	(46,880)	-	-	-	(46,880)	(46,880)
Other comprehensive income/(loss), net of taxes	-	-	-	-	(9,442)	(28,488)	-	(37,930)	(37,930)
Stock-based compensation	-	-	-	-	-	-	3,832	3,832	3,832
Shares delivered	-	(5,842)	8,335	-	-	-	(2,493)	-	-
Acquisition of treasury shares	-	-	(1,328)	-	-	-	-	(1,328)	(1,328)
Monetary correction caused by hyperinflation	-	-	-	(5,038)	-	-	-	(5,038)	(5,038)
Balance at December 31, 2020	49	613,619	(12,312)	(178,988)	(280,715)	(37,360)	15,383	119,676	119,676

The accompanying notes are an integral part of the consolidated financial statements.

ATENTO S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the year ended December 31, 2019 and 2020

(In thousands of U.S. dollars, unless otherwise indicated)

	Notes	For the years ended December 31, 2019	2020
Operating activities			
Profit/(loss) before income tax		**(44,475)**	**(42,101)**
Adjustments to reconcile profit/(loss) before tax to net cash flows:			
Amortization and depreciation	22f)	140,782	120,920
Impairment losses		30,909	-
Changes in trade provisions		3,730	5,293
Share-based payment expense		5,251	4,316
Change in provisions		33,917	27,955
Grants released to income	22b)	(1,165)	(878)
Losses on disposal of property, plant and equipment		190	306
Losses on disposal of financial assets		(2)	-
Finance income	22h)	(20,045)	(15,683)
Finance costs	22h)	68,085	70,293
Net foreign exchange differences	22h)	9,080	27,818
Changes in other (gains)/losses and own work capitalized		(23,013)	(592)
		247,719	**239,748**
Changes in working capital:			
Changes in trade and other receivables		(55,730)	2,205
Changes in trade and other payables		47	1,589
Other payables		(4,837)	(14,524)
		(60,520)	**(10,730)**
Interest paid		(48,737)	(46,199)
Interest received		1,406	11,844
Income tax paid		(31,308)	(11,222)
Other payments		(17,561)	(14,349)
		(96,200)	**(59,926)**
Net cash flows from operating activities		**46,524**	**126,991**
Investing activities			
Payments for acquisition of intangible assets		(18,709)	(6,913)
Payments for acquisition of property, plant and equipment		(21,359)	(31,268)
Acquisition of subsidiaries, net of cash acquired	5	(15,827)	-
Net cash flows used in investing activities		**(55,895)**	**(38,181)**
Financing activities			
Proceeds from borrowings from third parties		173,717	121,771
Repayment of borrowings from third parties		(101,479)	(70,543)
Payments of lease liabilities		(56,088)	(48,947)
Acquisition of treasury shares		(11,141)	(1,328)
Dividends paid		-	-
Net cash flows provided by/(used in) financing activities		**5,009**	**953**
Net (decrease)/increase in cash and cash equivalents		**(4,362)**	**89,763**
Foreign exchange differences		(4,458)	(5,475)
Cash and cash equivalents at beginning of year		**133,526**	**124,706**
Cash and cash equivalents at end of year		**124,706**	**208,994**

The accompanying notes are an integral part of the consolidated financial statements.

1) COMPANY ACTIVITY AND CORPORATE INFORMATION

(a) Description of business

Atento S.A. (the "Company") and its subsidiaries ("Atento Group") offer customer relationship management services to their clients through contact centers or multichannel platforms.

The Company was incorporated on March 5, 2014 under the laws of the Grand-Duchy of Luxembourg, with its registered office in Luxembourg at 4, Rue Lou Hemmer.

The majority direct shareholders of the Company are Mezzanine Partners II Offshore Lux Sarl II, Mezzanine Partners IIOnshore Lux Sarl II, Mezzanine Partners II Institutional Lux Sarl II, Mezzanine Partners II AP LUX SARL II, Chesham Investment Pte Ltd. and Taheebo Holdings LLC, Arch Reinsurance Ltd.

The Company may act as the guarantor of loans and securities, as well as assisting companies in which it holds direct or indirect interests or that form part of its group. The Company may secure funds, with the exception of public offerings, through any kind of lending, or through the issuance of bonds, securities or debt instruments in general.

The Company may also carry on any commercial, industrial, financial, real estate business or intellectual property related activity that it deems necessary to meet the aforementioned corporate purposes.

The corporate purpose of its subsidiaries, with the exception of the intermediate holding companies, is to establish, manage and operate CRM centers through multichannel platforms; provide telemarketing, marketing and "call center" services through service agencies or in any other format currently existing or which may be developed in the future by the Atento Group; provide telecommunications, logistics, telecommunications system management, data transmission, processing and internet services and to promote new technologies in these areas; offer consultancy and advisory services to clients in all areas in connection with telecommunications, processing, integration systems and new technologies, and other services related to the above. The Company's ordinary shares are traded on NYSE under the symbol "ATTO".

2) BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

a) Statement of compliance with IFRS and basis of preparation

The consolidated financial statements of December 31, 2020 were prepared in accordance with International Financial Reporting Standards ("IFRS") issued by the International Accounting Standard Board ("IASB") as adopted by the European Union ("EU") prevailing at December 31, 2020. The consolidated financial statements have been prepared on a historical costs basis, except for Argentina that is adjusted for inflation as required by IAS 29 Financial Reporting in Hyperinflationary Economies in Argentina, and derivative financial instruments and financial liability related to the option for acquisition of non-controlling interest, which have been measured at fair value.

The consolidated financial statements have been approved by the Board of Directors (the "Board") and Audit Committee of the Company, Atento S.A. in Luxembourg on February 23, 2021 and authorized for issue and publication by the Company's Management on April 2, 2021. These consolidated financial statements have not been yet approved by the General Shareholders Meeting of the Parent Company. However, the Board of Directors expects them to be approved without amendments during the next Annual General Meeting.

The preparation of financial statements under IFRS as issued by the IASB as adopted by EU requires the use of certain key accounting estimates. IFRS also requires Management to exercise judgment throughout the process of applying the Atento Group's accounting policies.

Note 3s discloses the areas requiring a more significant degree of judgment or complexity and the areas where assumptions and estimates are more relevant to the consolidated financial statements. Also, Note 3 contains a detailed description of the most significant accounting policies used to prepare these consolidated financial statements.

The amounts in these consolidated financial statements, comprising the consolidated statements of financial position, the consolidated statements of operations, the consolidated statements of comprehensive income/(loss), the consolidated statements of changes in equity, the consolidated statements of cash flows, and the notes thereto are expressed in thousands of U.S. dollars and all values are rounded to the nearest thousand, unless otherwise indicated.

b) Consolidated statements of cash flows

The consolidated statements of cash flows have been prepared using the indirect method pursuant to IAS 7, "Statement of Cash Flows". Foreign currency transactions are translated at the average exchange rate for the period, in those cases where the currency differs from the presentation currency of Atento Group (U.S. dollar), as indicated in Note 3c. The effect of exchange rate fluctuations on cash and cash equivalents, maintained or owed, in foreign currency, is presented in the statements of cash flows to reconcile cash and cash equivalents at the beginning of the year and at year-end.

3) ACCOUNTING POLICIES

The main accounting policies used to prepare the accompanying consolidated financial statements are set out below.

a) Principles of consolidation, business combinations and goodwill

(i) Subsidiaries

Subsidiaries are all entities over which the Atento Group has control. The Atento Group controls an entity when the Atento Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is obtained by the Group, until the Group loses control of the entity.

Intercompany transactions, balances and unrealized gains on transactions between the Atento Group companies are eliminated on consolidation, except those arisen from exchange variations. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Atento Group.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statements of operations, statement of comprehensive income/(loss), statement of changes in equity and financial position.

(ii) Business combinations and goodwill

When the Atento Group acquires a business, it assesses the financial assets acquired and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquire.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IFRS 9 Financial Instruments, is measured at fair value with the changes in fair value recognized in the statement of profit or loss in accordance with IFRS 9. Other contingent consideration that is not within the scope of IFRS 9 is measured at fair value at each reporting date with changes in fair value recognized in profit or loss.

Goodwill is initially measured as any excess of the total consideration transferred over the net identifiable assets acquired and liabilities assumed. If the fair value of the net assets acquired is greater than the total consideration transferred, the difference is recognized in the statements of operations as a gain from a bargain purchase.

Goodwill acquired in a business combination is allocated to each cash-generating unit, or group of cash-generating units, that are expected to benefit from the synergies arising in the business combination. Goodwill is tested for impairment annually or whenever there are certain events or changes in circumstances indicating potential impairment. The carrying amount of the assets allocated to each cash-generating unit is then compared with its recoverable amount, which is the greater of its value in use or fair value less costs to sell. Any impairment loss is immediately taken to the statements of operations and may not be reversed (see Note 3h).

b) Functional and presentation currency

Items included in the financial statements of each of the Atento Group's entities are measured using the currency of the primary economic environment in which the entities operate ('the functional currency'). The consolidated financial statements are presented in thousands of U.S. dollars, which is the presentation currency of the Atento Group.

c) Foreign currency translation

The results and financial position of all Atento Group entities whose functional currency is different from the presentation currency are translated into the presentation currency as follow:

- Statements of financial position assets and liabilities are translated at the exchange rate prevailing at the reporting date.
- Statements of operations items are translated at average exchange rates for the year (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions).
- Hyperinflationary economies: Under IAS 29, the non-monetary assets and liabilities, the equity and the statements of operations of subsidiaries operating in hyperinflationary economies are restated applying a general price index. The financial statements of an entity whose functional currency is the currency of a hyperinflationary economy, whether they are based on a historical cost approach or a current cost approach, shall be stated in terms of the measuring unit current at the end of the reporting period and translated to U.S. dollar at the closing rate of the period, for the purposes of conversion, applying IAS 21.
- Proceeds and payments shown on the statements of cash flows are translated at the average exchange rates for the period (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case proceeds and payments are translated at the rate on the dates of the transactions). Proceeds and payments for the subsidiary located in Argentina shown on the statements of cash flows are translated at the exchange rates prevailing at the reporting date.
- Retained earnings are translated at historical exchange rates.
- All resulting exchange differences are recognized in other comprehensive income/(loss).

Goodwill and fair value adjustments to net assets arising from the acquisition of a foreign company are considered to be assets and liabilities of the foreign company and are translated at year-end exchange rates. Exchange differences arising are recognized in other comprehensive income/(loss).

d) Foreign currency transactions

Transactions in foreign currency are translated into the functional currency using the exchange rates prevailing at the date of the transactions or valuation date, in the case of items being remeasured. Foreign exchange gains and losses resulting from the settlement of these transactions and from the translation at reporting date exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statements of operations, except when deferred in other comprehensive income/(loss).

All differences arising on non–trading activities are taken to other operating income/expense in the statements of operations, with the exception of the effective portion of the differences on cash flows and net investment hedges that are accounted for as an effective hedge against a net investment in a foreign entity. These differences are recognized in other comprehensive income/(loss) (OCI) until the hedge settlement and disposal of the net investment, at which time, they are recognized in the statements of operations. Tax charges and credits attributable to exchange differences on those monetary items are also recorded in OCI.

Non–monetary items that are measured at historical cost in a foreign currency are translated using the exchange rates as at the date of recognition.

e) Segment information

Segment information is presented in accordance with management information reviewed by the Chief Operating Decision Maker ("CODM"). The CODM, responsible for allocating resources and assessing performance of operational segments, has been identified as the Chief Executive Officer ("CEO") responsible for strategic decisions.

The CODM considers the business from a geographical perspective and analyzes it across three operational segments–EMEA, Americas and Brazil.

No operating segments have been aggregated to form the reportable operating segments as compared to the previous years.

f) Intangible assets

Intangible assets are stated at acquisition cost, less any accumulated amortization and any accumulated impairment losses.

The intangible assets acquired in a business combination are initially measured at their fair value as of the acquisition date.

The useful lives of intangible assets are assessed on a case-by-case basis to be either finite or indefinite. Intangible assets with finite lives are amortized on a straight-line basis over their estimated useful life and assessed for impairment whenever events or changes indicate that their carrying amount may not be recoverable. Intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment. The amortization charge on intangible assets is recognized in the consolidated statements of operations under "Amortization".

Amortization methods and useful lives are revised annually at the end of each reporting period and, where appropriate, adjusted prospectively.

Customer base

Customer base acquired in a business combination is recognized at fair value at the acquisition date and have finite useful lives and are subsequently carried at cost less accumulated amortization, which has been estimated to be between seven and twelve years. The customer base relate to all agreements, tacit or explicit, entered into between the Atento Group and the former owner of the Atento Group and between the Atento Group and other customers, in relation to the provision of services, and that were acquired as part of the business combinations.

Software

Software is measured at cost (at acquisition or development costs) and amortized on a straight-line basis over its useful life, generally estimated to be between three and ten years. Maintenance cost of software is expensed as incurred.

Development costs directly attributable to the design and creation of software that are identifiable and unique, and that may be controlled by the Group, are recognized as an intangible asset providing the following conditions are met:

- It is technically feasible for the intangible asset to be completed so that it will be available for use or sale.
- Management intends to complete the asset for use or sale.
- The Group has the capacity to use or sell the asset.
- It is possible to show evidence of how the intangible asset will generate probable future economic benefits.
- Adequate technical, financial and other resources are available to complete the development and to use or sell the intangible asset.
- The outlay attributable to the intangible asset during its development can be reliably determined.

Directly attributable costs capitalized in the value of the software include the cost of personnel developing the programs and an appropriate percentage of overheads.

Costs that do not meet the criteria listed above are recognized as an expense as incurred. Expenditure for an intangible asset that is initially recognized within expenses for the period may not be subsequently recognized as intangible assets.

Other intangible assets

Other intangible assets mainly include payment of loyalty incentives which are amortized on a straight-line basis over the term of the agreements which range from four to ten years.

g) Property, plant and equipment

Property, plant and equipment are measured at cost, less accumulated depreciation and any impairment losses.

Acquisition costs include, when appropriate, the initial estimates of decommissioning, withdrawal and site reconditioning costs when the Atento Group is obliged to bear this expenditure as a condition of using the assets. Repairs that do not prolong the useful life of the assets and maintenance costs are recognized directly in the statements of operations. Costs that prolong or improve the life of the asset are capitalized as an increase in the cost of the asset.

Property, plant and equipment acquired in a business combination are initially measured at fair value as of the acquisition date.

The Atento Group assesses the need to write down, if appropriate, the carrying amount of each item of property, plant and equipment to its period-end recoverable amount whenever there are indications that the assets' carrying amount may not be fully recoverable through the generation of sufficient future revenue. The impairment allowance is reversed if the factors giving rise to the impairment cease to exist.

The depreciation charge for items of property, plant and equipment is recognized in the consolidated statements of operations under "Depreciation".

Depreciation is calculated on a straight-line basis over the useful life of the asset applying individual rates to each type of asset, which are reviewed at the end of each reporting period.

The useful lives generally used by the Atento Group are as follow:

	Years of useful life
Buildings	5 - 40
Plant and machinery	3 - 6
Furniture, tools	1 - 10
Other tangible assets	5 - 8

h) Impairment of non-current assets

The Atento Group assesses as of each reporting date whether there is an indicator that a non-current asset may be impaired. If any such indicator exists, or when annual impairment testing for an asset is required (e.g. goodwill), the Atento Group estimates the asset's recoverable amount. An asset's recoverable amount is the higher of its fair value less costs to sell or its value in use. In assessing the value in use, the estimated future cash flow is discounted to its present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered to be impaired. In this case, the carrying amount is written down to its recoverable amount, and the resulting loss is recognized in the statements of operations. Future depreciation/amortization charges are adjusted to reflect the asset's new carrying amount over its remaining useful life. Management analyzes the impairment of each asset individually, except in the case of assets that generate cash flow which are interdependent on those generated by other assets (cash generating units – "CGU").

The Atento Group bases the calculation of impairment on the business plans of the various cash generating units to which the assets are allocated. These business plans cover five years. A long-term growth rate is calculated and applied to project future cash flows after the fifth year.

When there are new events or changes in circumstances that indicate that a previously recognized impairment loss no longer exists or has been decreased, a new estimate of the asset's recoverable amount is made. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. The reversal is limited to the carrying amount that would have been determined if no impairment loss been recognized for the asset in prior years. This reversal is recognized in the statements of operations and the depreciation charge is adjusted in future periods to reflect the asset's revised carrying amount. Impairment losses relating to goodwill cannot be reversed in future periods.

i) Financial assets and liabilities

Financial assets

Initial recognition and measurement

Financial assets are classified, at initial recognition, as subsequently measured at amortized cost, fair value through other comprehensive income (OCI), and fair value through profit or loss.

The Atento Group has classified all financial assets as amortized cost, except for derivative financial instruments.

All purchases and sales of financial assets are recognized on the statement of financial position on the transaction date, i.e. when the commitment is made to purchase or sell the asset.

A financial asset is fully or partially derecognized from the statement of financial position only when:

1. The rights to receive cash flow from the asset have expired.

2. The Atento Group has assumed an obligation to pay the cash flow received from the asset to a third party or

3. The Atento Group has transferred its rights to receive cash flow from the asset to a third party, thereby substantially transferring all of the risks and rewards of the asset.

Financial assets and financial liabilities are offset and presented on a net basis in the statement of financial position when a legally enforceable right exists to offset the amounts recognized and the Atento Group intends to settle the assets and liabilities net or to simultaneously realize the asset and cancel the liability.

Amortized cost financial assets include fixed maturity financial assets not listed in active markets and which are not derivatives. They are classified as current assets, except for those maturing more than twelve months after the reporting date, which are classified as non-current assets. Loans and receivables are initially recognized at fair value plus any transaction costs, and are subsequently measured at amortized cost, using the effective interest method. Interest calculated using the effective interest method is recognized under finance income in the statements of operations.

The Atento Group assesses at each reporting date whether a financial asset is impaired. Where there is objective evidence of impairment of a financial asset valued at amortized cost, the amount of the loss to be taken to the statements of operations is measured as the difference between the carrying amount and the present value of estimated future cash flow, discounted at the asset's original effective interest rate. The carrying amount of the asset is reduced and the amount of the impairment loss is expensed in the consolidated statements of operations.

Trade receivables

Trade receivables are amounts due from customers for the sale of services in the normal course of business. Receivables slated for collection in twelve months or less are classified as current assets; otherwise, the balances are considered non-current assets.

These are financial assets measured initially at fair value and subsequently, at amortized cost and are evaluated by the value of the services provided in accordance with the contracted conditions, net of estimated impairment losses. These include the services provided to customers, which were still not billed at the balance sheet date. In general, cash flow relating to short-term receivables is not discounted.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and in banks, demand deposits and other highly liquid investments with an original maturity of three months or less, which are subject to an insignificant risk of changes in value.

Financial liabilities

Debt with third parties (Loans and Borrowings)

Debt with third parties is initially recorded at the fair value of the consideration received, less any directly attributable transaction costs. After initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. Any difference between the cash received (net of transaction costs) and the repayment value is recognized in the statements of operations over the life of the debt. Debt with third parties is considered to be non-current when the maturity date is longer than twelve months from the reporting date, or when the Atento Group has full discretion to defer settlement for at least another twelve months from that date.

Financial liabilities are derecognized in the statement of financial position when the respective obligation is settled, cancelled or matures.

Trade payables

Trade payables are payment obligations in respect of goods or services received from suppliers in the ordinary course of business. Trade payables falling due in twelve months or less are classified as current liabilities; otherwise, the balances are considered as non-current liabilities.

j) Derivative financial instruments and hedging

Derivative financial instruments are initially recognized at their fair values on the date on which the derivative contract is entered into and are subsequently remeasured at their fair value.

Any gains or losses resulting from changes in the fair value of a derivative instrument are recorded in the statements of operations, except for the effective portion of cash flow and net investment hedges, which is recognized in other comprehensive income/(loss) and later reclassified to profit or loss when the hedge item affects the statements of operations.

At the inception of the derivative instrument contract, the Atento Group documents the relationship between the hedging instruments and the hedged items, as well as the risk management objectives and the strategy for groups of hedges. The Atento Group also documents its assessment, both at the inception of the hedge and throughout the term thereof, of whether the derivatives used are highly effective at offsetting changes in the fair value or cash flow of the hedged items.

The fair value of a hedging derivative is classified as a non-current asset or liability, as applicable, if the remaining maturity of the hedged item exceeds twelve months, otherwise it is classified as a current asset or liability.

For purpose of hedge accounting the Atento Group designates certain derivatives as either:

Cash flow hedges

Cash flow hedge is defined as a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability (such as all or some future interest payments on variable rate debt) or a highly probable forecast transaction that could affect profit or loss.

The effective portion of the gain or loss on the hedging instrument is recognized in other comprehensive income in the cash flow hedge reserve in equity. If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or a financial liability, any gain or loss on the hedging instrument that was previously recognized directly in equity is recycled from reserves into the statements of operations in the same period(s) in which the financial asset or liability affects profit or loss.

Net investment hedges

Gains or losses on the hedging instrument relating to the effective portion of the hedge are recognized in other comprehensive income. Gains or losses relating to the ineffective portion are recognized in the statements of operations. Gains and losses accumulated in equity are included in the statements of operations when the foreign operation is partially disposed of or sold.

k) Share capital

The ordinary shares of the Company are classified in equity (see Note 19).

Issuance costs directly attributable to the issuance of new shares or options are deducted from the proceeds raised in equity, net of the tax effect.

l) Treasury shares

Own equity instruments that are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Atento Group's own equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognized in the share premium.

m) Provisions

Provisions are recognized when the Atento Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions for restructuring include penalties for the cancellation of leases and other contracts, as well as employee termination payments. Provisions are not recognized for future operating losses.

When the Atento Group is virtually certain that some or all of a provision is to be reimbursed, for example under an insurance contract, a separate asset is recognized in the statement of financial position, and the expense relating to the provision is recorded in the statements of operations, net of the expected reimbursement.

Provisions are measured at the present value of expenditure expected to be required to settle the obligation, using a pre-tax rate that reflects current market assessments of the time value of money and the specific risks inherent to the obligation.

Contingent liabilities represent possible obligations to third parties, and existing obligations that are not recognized, given that it is not likely that an outflow of economic resources will be required in order to settle the obligation or because the amount cannot be reliably estimated. Contingent liabilities are not recognized on the consolidated statement of financial position unless they are recorded as part of a business combination.

n) Employee benefit

Share-based payments

Atento S.A. has a share-based compensation plan, under which the subsidiaries of Atento S.A. receive services from employees as consideration for the equity instruments of Atento S.A. The subsidiaries themselves are not party to any of the contracts; Atento S.A. settles these agreements. The plan offers various instruments (award agreements, stock options, restricted stock units, etc.), but some types of restricted stock units ("RSUs") have been granted to selected employees, as described in Note 19.

The fair value of the employee services received in exchange for the grant of the RSUs is recognized as an expense in the consolidated financial statements of Atento S.A. The total amount to be expensed is determined with reference to the fair value of the RSUs granted:

- Including any market performance conditions (for example, an entity's share price);
- Excluding the impact of any service and non-market performance vesting conditions (for example, profitability, sales growth targets and remaining an employee of the entity over a specified time period); and
- Including the impact of any non-vesting conditions (for example, the requirement for employees to save or hold shares for a specific period of time).

At the end of each reporting period, the group revises its estimates of the number of RSUs that are expected to vest based on the non-market vesting conditions and service conditions. It recognizes the impact of the revisions to original estimates, if any, in the statements of operations, with a corresponding adjustment to equity.

When the RSUs vest, Atento S.A. issues new shares or buys them back in the market. The proceeds received, net of any directly attributable transaction costs, are credited to share capital (nominal value) and share premium.

The social security contributions payable in connection with the granting of the share options is considered an integral part of the grant itself, and the charge will be treated as a cash-settled transaction.

Termination benefits

Termination benefits are paid to employees when the Atento Group decides to terminate their employment contracts prior to the usual retirement age or when the employee agrees to resign voluntarily in exchange for these benefits. The Atento Group recognizes these benefits as an expense for the year, at the earliest of the following dates: (a) when the Atento Group is no longer able to withdraw the offer for these benefits; or (b) when the Atento Group company recognizes the costs of a restructuring effort as per IAS 37, "Provisions, Contingent Liabilities and Contingent Assets", and when this restructuring entails the payment of termination benefits. When benefits are offered in order to encourage the voluntary resignation of employees, termination benefits are measured on the basis of the number of employees expected to accept the offer. Benefits to be paid in more than twelve months from the reporting date are discounted to their present value.

o) Income tax

The income tax expense includes all the expenses and credits arising from the corporate income tax levied on all the Atento Group companies.

Income tax expenses for each period represent the aggregate amounts of current and deferred taxes, if applicable.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the tax authorities. The tax rates and tax laws used to compute the amounts are those that are enacted at the reporting date in each country in which the Atento Group operates. The Atento Group determines deferred tax assets and liabilities by applying the tax rates that will be effective when the corresponding asset is received or the liability settled, based on tax rates and tax laws that are enacted (or substantively enacted) at the reporting date.

Deferred taxes are calculated on temporary differences arising from differences between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax assets also arise from unused tax credits and tax loss carryforwards.

The carrying amounts of deferred income tax assets are reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient future taxable profits will be available to allow all or part of that deferred tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax liabilities associated with investments in subsidiaries and branches are not recognized when the timing of the reversal can be controlled by the parent company, and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax relating to items directly recognized in equity is also recognized in equity. Deferred tax assets and liabilities resulting from business combinations are added to or deducted from goodwill.

Deferred tax assets and liabilities are offset only if a legally enforceable right exists to offset current tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

p) Revenue and Expenses

Revenue and Expenses are recognized in the statements of operations an accrual basis, regardless of when actual payment or collection occurs.

The Atento Group's incorporation, start-up and research expenses, as well as expenses that do not qualify for capitalization under IFRS, are recognized in the consolidated statements of operations when incurred and classified in accordance with their nature.

q) Interest income and expenses

Interest expenses incurred in the construction of any qualified asset are capitalized during the time necessary to complete the asset and prepare it for the intended use. All other interest expenses are expensed as incurred.

Interest income is recognized using the effective interest method. When a loan or a receivable has been impaired, the carrying amount is reduced to the recoverable amount, discounting the estimated future cash flow at the instrument's original effective interest rate and recognizing the discount as a decrease in interest income. Interest income on impaired loans is recognized when the cash is collected or on the basis of the recovery of the costs when the loan is secured.

r) Leases (as lessee)

Until December 31, 2018, the Atento Group rented certain properties. Leases where the lessor does not transfer substantially all of the risks and benefits of ownership of the asset were classified as operating leases. Operating lease payments were recognized as an expense in the statements of operations on a straight-line basis over the lease term.

Those lease arrangements under which the Atento Group holds the significant risks and benefits inherent in owning the leased item were treated as finance leases. Finance leases were capitalized as an asset at the inception of the lease period and classified according to their nature. Finance leases were capitalized at the lower of the present value of the minimum lease payments agreed, and the fair value of the leased asset. Lease payments were proportionally allocated to the principal of the lease liability and to finance charges. Finance charges are reflected in the statements of operations over the lease term so as to achieve a constant rate of interest on the balance pending repayment in each period.

From January 1, 2019, the Group has adopted IFRS 16 Leases, but has not restated comparatives for the 2018 reporting period, as permitted under the specific transition provisions in the standard. The reclassifications and the adjustments arising from the new leasing rules are therefore recognized in the opening balance sheet on January 1, 2019. As explained in Note 3u below, the Group has changed its accounting policy for leases where the Group is the lessee.

The Atento Group assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Atento Group as a lessee

The Atento Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Group recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

(i) Right-of-use assets

The Group recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets.

(ii) Lease liabilities

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees.

In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

(iii) Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to its short-term leases of machinery (i.e., those leases that have a lease term of 12 months or less from the commencement date). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered to be low value. Lease payments on short-term leases and leases of low value assets are recognized as expense on a straight-line basis over the lease term.

s) Critical accounting estimates and assumptions

The preparation of consolidated financial statements under IFRS as issued by the IASB requires the use of certain assumptions and estimates that affect the carrying amount of assets and liabilities within the next financial year.

Some of the accounting policies applied in preparing the accompanying consolidated financial statements required Management to apply significant judgments in order to select the most appropriate assumptions for determining these estimates. These assumptions and estimates are based on Management experience, the advice of consultants and experts, forecasts and other circumstances and expectations prevailing at year end. Management's evaluation takes into account the global economic situation in the sector in which the Atento Group operates, as well as the future outlook for the business. By virtue of their nature, these judgments are inherently subject to uncertainty. Consequently, actual results could differ substantially from the estimates and assumptions used. Should this occur, the values of the related assets and liabilities would be adjusted accordingly.

Although these estimates were made on the basis of the best information available at each reporting date on the events analyzed, events that take place in the future might make it necessary to change these estimates in coming years. Changes in accounting estimates would be applied prospectively in accordance with the requirements of IAS 8, "Accounting Policies, Changes in Accounting Estimates and Errors", recognizing the effects of the changes in estimates in the related consolidated statements of operations.

An explanation of the estimates and judgments that entail a significant risk of leading to a material adjustment in the carrying amounts of assets and liabilities is as follow:

Impairment of goodwill

The Atento Group tests goodwill for impairment annually, in accordance with the accounting policies described in Note 3h. Goodwill is subject to impairment testing as part of the cash-generating unit to which it has been allocated. The recoverable amounts of cash-generating units defined in order to identify potential impairment in goodwill are determined on the basis of value in use, applying five-year financial forecasts based on the Atento Group's strategic plans, approved and reviewed by Management.

These calculations entail the use of assumptions and estimates, and require a significant degree of judgment. The main variables considered in the sensitivity analyses are growth rates, discount rates using the Weighted Average Cost of Capital ("WACC") and the key business variables.

Deferred taxes

The Atento Group assesses the recoverability of deferred tax assets based on estimates of future earnings. The ability to recover these deferred amounts depends ultimately on the Atento Group's ability to generate taxable earnings over the period in which the deferred tax assets remain deductible. This analysis is based on the estimated timing of the reversal of deferred tax liabilities, as well as estimates of taxable earnings, which are sourced from internal projections.

The appropriate classification of tax assets and liabilities depends on a series of factors, including estimates as to the timing and realization of deferred tax assets and the projected tax payment schedule. Actual income tax receipts and payments could differ from the estimates made by the Atento Group as a result of changes in tax legislation or unforeseen transactions that could affect the tax balances (see Note 20).

The Atento Group has recognized deferred tax assets corresponding to losses carried forward since, based on internal projections, it is probable that it will generate future taxable profits against which they may be utilized.

The carrying amount of deferred income tax assets is reviewed at each reporting date, and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of that deferred tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Provisions and contingencies

Provisions are recognized when the Atento Group has a present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. This obligation may be legal or constructive, deriving from, inter alia, regulations, contracts, customary practice or public commitments that would lead third parties to reasonably expect that the Atento Group will assume certain responsibilities. The amount of the provision is determined based on the best estimate of the outflow of resources embodying economic benefit that will be required to settle the obligation, taking into account all available information as of the reporting date, including the opinions of independent experts such as legal counsel or consultants.

No provision is recognized if the amount of liability cannot be estimated reliably. In such cases, the relevant information is disclosed in the notes to the consolidated financial statements.

Given the uncertainties inherent in the estimates used to determine the amount of provisions, actual outflows of resources may differ from the amounts recognized originally on the basis of these estimates (see Note 21).

Fair value of derivatives

The Atento Group uses derivative financial instruments to mitigate risks, primarily derived from possible fluctuations in exchange rates. Derivatives are recognized at the inception of the contract at fair value.

The fair values of derivative financial instruments are calculated on the basis of observable market data available, either in terms of market prices or through the application of valuation techniques. The valuation techniques used to calculate the fair value of derivative financial instruments include the discounting of future cash flow associated with the instruments, applying assumptions based on market conditions at the valuation date or using prices established for similar instruments, among others. These estimates are based on available market information and appropriate valuation techniques. The fair values calculated could differ significantly if other market assumptions and/or estimation techniques were applied.

Update On COVID-19

The estimates and assumptions included in the financial statements include our assessment of potential impacts arising from the COVID-19 pandemic that may affect the amounts reported and the accompanying notes. To-date, no significant impacts on our collection experience and expected credit losses have been noted and we do not currently anticipate any material impairments of our long-lived assets or of our indefinite-lived intangible assets as a result of the COVID-19 pandemic. We will continue to monitor the impacts and will prospectively revise our estimates as appropriate.

t) Interest in subsidiaries

All subsidiaries are fully consolidated. Where necessary, the accounting policies of subsidiaries have been aligned to those adopted in the Atento Group.

The details of Atento Group subsidiaries at December 31, 2019 and 2020 are as follow:

			% interest		
Name	**Registered address**	**Line of business**	**2019**	**2020**	**Holding company**
Atento Luxco Midco, S.à.r.l.	Luxembourg	Holding company	100	100	Atento S.A.
Atento Luxco 1 S.A.	Luxembourg	Holding company	100	100	Atento Luxco Midco, S.à.r.l
Atalaya Luxco 2. S.à.r.l.	Luxembourg	Holding company	100	100	Atento Luxco 1. S.A.
Atento Argentina. S.A	Buenos Aires (Argentina)	Operation of call centers	14.03	12.99	Atalaya Luxco 2. S.à.r.l.
			85.97	87.01	Atento Luxco 1. S.A.
Atento Estrategias de Transformación, S.L.U. (former Global Rossolimo. S.L.U)	Madrid (Spain)	Holding company	100	100	Atento Spain Holdco. S.L.U.
Atento Spain Holdco. S.L.U	Madrid (Spain)	Holding company	100	100	Atento Luxco 1. S.A.
Atento Spain Holdco 6. S.L.U	Madrid (Spain)	Holding company	100	100	Atento Spain Holdco. S.L.U.
Atento Spain Holdco 2. S.A.U	Madrid (Spain)	Holding company	100	100	Atento Spain Holdco 6. S.L.U.
Atento Teleservicios España. S.A.U	Madrid (Spain)	Operation of call centers	100	100	Atento Spain Holdco 2. S.A.U.
Atento Servicios Técnicos y Consultoría S.A.U	Madrid (Spain)	Execution of technological projects and services, and consultancy services	100	100	Atento Teleservicios España S.A.U.
Atento Impulsa. S.A.U	Barcelona (Spain)	Management of specialized employment centers for disabled workers	100	100	Atento Teleservicios España S.A.U.
Atento Servicios Auxiliares de Contact Center. S.A.U	Madrid (Spain)	Execution of technological projects and services, and consultancy services	100	100	Atento Teleservicios España. S.A.U.
Atento B V	Amsterdam (Netherlands)	Holding company	100	100	Atento Spain Holdco 2. S.A.U.
Teleatento del Perú. S.A.C	Lima (Peru)	Operation of call centers	83.3333 (Class A)	83.3333 (Class A)	Atento B.V.
			16.6667 (Class B)	16.6667 (Class B)	Atento Holding Chile. S.A.

Woknal. S.A.	Montevideo (Uruguay)	Operation of call centers	100	100	Atento B.V.
Atento Colombia. S.A.	Bogotá DC (Colombia)	Operation of call centers	94.97871	94.97871	Atento B.V.
			0.00424	0.00424	Atento Servicios Auxiliares de Contact Center. S.L.U.
			0.00854	0.00854	Atento Servicios Técnicos y Consultoría. S.L.U.
			5.00427	5.00427	Atento Teleservicios España. S.A.U.
			0.00424	0.00424	Teleatento del Perú SAC.
Atento Holding Chile. S.A.	Santiago de Chile (Chile)	Holding company	99.9999	99.9999	Atento B.V.
			0.0001	0.0001	Atento Spain Holdco 2
Atento Chile. S.A.	Santiago de Chile (Chile)	Operation of call centers	99.99	99.99	Atento Holding Chile. S.A.
			0.01	0.01	Atento B.V.
Atento Educación Limitada	Santiago de Chile (Chile)	Operation of call centers	99	99	Atento Chile. S.A.
			1	1	Atento Holding Chile. S.A.
Atento Centro de Formación Técnica Limitada	Santiago de Chile (Chile)	Operation of call centers	99	99	Atento Chile. S.A.
			1	1	Atento Holding Chile. S.A.
Atento Spain Holdco 4. S.A.U	Madrid (Spain)	Holding company	100	100	Atento Spain Holdco. S.L.U.
Atento Brasil. S.A	São Paulo (Brazil)	Operation of call centers	99.999	99.999	Atento Spain Holdco 4. S.A.U.
			0.001	0.001	Atento Spain Holdco. S.L.U.
R Brasil Soluções S.A.	São Paulo (Brazil)	Operation of call centers	100	100	Atento Brasil. S.A.
			-	-	Flávio Luiz Rossetto
			-	-	Jorge Luiz Rossetto
Atento Spain Holdco 5. S.L.U	Madrid (Spain)	Holding company	100	100	Atento Spain Holdco. S.L.U.
Atento Mexico Holdco S. de R.L. de C.V.	Mexico	Holding company	99.966	99.966	Atento Spain Holdco 5. S.L.U.
			0.004	0.004	Atento Spain Holdco. S.L.U.
Atento Puerto Rico. Inc.	Guaynabo (Puerto Rico)	Operation of call centers	100	100	Atento Mexico Holdco S. de R.L. de C.V.
Contact US Teleservices Inc.	Houston, Texas (USA)	Operation of call centers	100	100	Atento Mexico Holdco S. de R.L. de C.V.
Atento Panamá. S.A.	Panama City	Operation of call centers	100	100	Atento Mexico Holdco S. de R.L. de C.V.
Atento Atención y Servicios. S.A. de C.V.	Mexico City (Mexico)	Administrative, professional and consultancy services	99.998	99.998	Atento Mexico Holdco S. de R.L. de C.V.
			0.002	0.002	Atento Servicios. S.A. de C.V.
Atento Servicios. S.A. de C.V.	Mexico City (Mexico)	Sale of goods and services	99.998	99.998	Atento Mexico Holdco S. de R.L. de C.V.
			0.002	0.002	Atento Atención y Servicios. S.A. de C.V.
Atento Centroamérica. S.A.	Guatemala (Guatemala)	Holding company	99.9999	99.9999	Atento Mexico Holdco S. de R.L. de C.V.
			0.0001	0.0001	Atento El Salvador S.A. de C.V.
Atento de Guatemala. S.A.	Guatemala (Guatemala)	Operation of call centers	99.99999	99.99999	Atento Centroamérica. S.A.
			0.00001	0.00001	Atento El Salvador S.A. de C.V.
Atento El Salvador. S.A. de C.V.	City of San Salvador (El Salvador)	Operation of call centers	7.4054	7.4054	Atento Centroamerica. S.A.
			92.5946	92.5946	Atento de Guatemala. S.A.
Atento Nicaragua S.A.	Nicaragua	Operation of call centers	4.35	4.35	Atento Centroamerica. S.A.
			95.65	95.65	Atento Mexico Holdco S. de R.L. de C.V.
Atento Costa Rica S.A.	Costa Rica	Operation of call centers	99.999	99.999	Atento Mexico Holdco S. de R.L. de C.V.
			0.0001	0.0001	Atento Centroamerica. S.A.
Interservicer - Serviços de BPO Ltda	São Paulo (Brasil)	Operation of call centers	100	100	Nova Interfile Holding Ltda.
Interfile Serviços de BPO Ltda.	São Paulo (Brasil)	Operation of call centers	50.00002	50.00002	Nova Interfile Holding Ltda.
Nova Interfile Holding Ltda.	São Paulo (Brasil)	Holding company	49.99998	49.99998	Interfile Holding Ltda.
			100	100	Atento Brasil. S.A.
Interservicer - Serviços em Crédito Imobiliário Ltda.	São Paulo (Brasil)	Operation of call centers	50.00011	50.00011	Nova Interfile Holding Ltda.
			49.99989	49.99989	Interfile Holding Ltda.

At December 31, 2019 and 2020, none of the Group's subsidiaries is listed on a stock exchange, except for Atento Luxco 1 S.A., which has debt securities listed in the International Stock Exchange (TISE) in Guernsey. All subsidiaries use year-end December 31 as their reporting date.

u) New standards adopted in 2019

IFRS 16 was issued in January 2016. It resulted in almost all leases being recognized on the balance sheet, as the distinction between operating and finance leases is removed. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay rentals are recognized. The only exceptions are short-term and low-value leases. The standard affected primarily the accounting for the Group's operating leases.

On January 1, 2019, lease commitments that the group recognized as right-of-use assets amount 184,099 thousand U.S. dollars, and lease liabilities in the same amount. The Group adopted IFRS 16 in accordance with the modified retrospective approach. The prior-year figures were not adjusted.

The consolidated statement of operations was impacted by a decrease of operating expenses and an increase of the amortization of the right-of-use assets and interest on the lease liability.

As at the reporting date, lease commitments of the Group are recognized as right-of-use assets amount to 181,564 thousand U.S. dollars and lease liabilities in the amount of 194,765 thousand U.S. dollars on December 31, 2019.

The following reconciliation to the opening balance for the lease liabilities as at January 1, 2019 is based upon the operating lease obligations as at December 31, 2018:

	December 31, 2018	IFRS 16	January 1, 2019
Assets			
Right-of-use assets (*)	5,798	184,099	189,897
Liabilities (**)			
Non-current liabilities			
Lease liabilities	(2,369)	(132,551)	(134,920)
Current liabilities			
Lease liabilities	(3,158)	(51,548)	(54,706)

(*) Recorded in property, plant and equipment as of December 31, 2018.

(**) Recorded as lease liabilities in Debt with third parties.

IFRIC 23 Uncertainty over Income Tax Treatment

Atento reviewed the tax treatment under the terms of IFRIC 23 in all subsidiaries and as at the reporting date, the Group did not identify any material impact on the financial statements.

Atento implemented a process for periodically review the income tax treatments consistent under IFRIC 23 requirements across the Group.

v) New and amended standards adopted by the Group

The Atento Group applied the amendments to IAS 1 and IAS 8 and to IFRS 3 for the first time in 2020. The nature and effect of the changes as a result of adoption of these new accounting standards are described below.

Amendments to IAS 1 and IAS 8 Definition of Material

In October 2018, the IASB issued changes to IAS 1 and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, to clarify the definition of "material" and to align the definition used in the Conceptual Framework and the standards themselves. The new definition states that "the information is material if its omission, distortion or obscuration can reasonably influence decisions that the main users of the general purpose financial statements make based on these financial statements, which provide financial information on the entity's specific report".

Amendments to IFRS 3 Definition of a Business

In October 2018, the IASB issued changes to the definition of a business in IFRS 3, to help entities determine whether it has acquired a business or a group of assets. They clarify minimum requirements, eliminate the assessment of whether market participants are able to replace any missing elements, add guidance and illustrative examples to help entities assess whether a substantive process has been acquired, better define business and product definitions, and introduce an optional concentration test.

The adoption of these changes had no impact on the consolidated financial statements in the initial adoption period (January 1, 2020).

w) Standards issued but not yet effective

There are no other standards that are not yet effective and that would be expected to have a material impact on the Atento Group in the current or future reporting periods and on foreseeable future transactions.

4) MANAGEMENT OF FINANCIAL RISK

4.1 Financial risk factors

The Atento Group's activities are exposed to various types of financial risk: market risk (including foreign currency risk and interest rate risk), credit risk and liquidity risk. The Atento Group's global risk management policy aims to minimize the potential adverse effects of these risks on the Atento Group's financial returns. The Atento Group also uses derivative financial instruments to hedge certain risk exposures.

a) Market risk

Interest rate risk in respect of cash flow and fair value

Interest risk arises mainly as a result of changes in interest rates which affect: finance costs of debt bearing interest at variable rates (or short-term maturity debt expected to be renewed), as a result of fluctuations in interest rates, and the value of non-current liabilities that bear interest at fixed rates.

Atento Group's finance costs are exposed to fluctuations in interest rates. At December 31, 2020, 4.5% of financial debt with third parties bore interests at variable rates, while at December 31, 2019 this amount was 0.2%. In both 2019 and 2020, the exposure was to the Brazilian CDI rate and the TJLP (Brazilian Long-Term Interest Rate).

The Atento Group's policy is to monitor the exposure to interest at risk. As of December 31, 2020, there were no outstanding interest rate hedging instruments.

Foreign currency risk

Our foreign currency risk arises from local currency revenues, receivables and payables, while the U.S. dollar is our functional and reporting currency. We benefit to a certain degree from the fact that the revenue we collect in each country, in which we have operations, is generally denominated in the same currency as the majority of the expenses we incur.

In accordance with our risk management policy, whenever we deem it appropriate, we manage foreign currency risk by using derivatives to hedge any exposure incurred in currencies other than those of the functional currency of the countries.

The main source of our foreign currency risk is related to the Senior Secured Notes due 2022 denominated in U.S. dollars. Upon issuance of the Notes, we entered into cross-currency swaps pursuant to which we exchange an amount of U.S. dollars for a fixed amount of Euro, Mexican Pesos, Peruvian Soles and Brazilian Reais. The total amount of interest (coupon) payments are covered (until maturity date). The referred cross-currency swaps are the only derivative transactions we have in place in Atento Group.

As of December 31, 2020, the estimated fair value of the cross-currency swaps totaled a net asset of 5,868 thousand U.S. dollars (net asset of 3,093 thousand U.S. dollars as of December 31, 2019).

The table below shows the impact of a +/-10 percentage points variation in the exchange rate on the value of the cross-currency swaps.

	Thousands of U.S. dollars
CROSS-CURRENCY	**2020**
FAIR VALUE	5,868
+10.0%	9,884
-10.0%	872

2020

Functional currency - financial asset/liability currency	Financial assets (*)			Financial liabilities (*)			Sensitivity analysis					
	Functional currency (thousands)	Asset currency (thousands)	U.S. Dollar (thousands)	Functional currency (thousands)	Liability currency (thousands)	U.S. Dollar (thousands)	Appreciation of asset/liability currency vs functional currency		Appreciation of financial assets in functional currency	Statements of operations (thousands of U.S. dollar)	Appreciation of financial liabilities in functional currency	Statements of operations (thousands of U.S. dollar)
Euro - Colombian Pesos	385	1,645,647	473	-	-	-	10%	3,845.6	428	53	-	-
Euro - Dirham Moroccan	883	9,648	1,083	-	-	-	10%	9.8	981	120	-	-
Euro - Peruvian Nuevos Soles	863	3,838	1,059	-	-	-	10%	4.0	959	118	-	-
Euro - USD	2,812	2,810	3,448	-	-	-	10%	1.1	2,544	(329)	-	-
Chilean Pesos – USD	2,155,420	3,031	3,031	53,736	76	76	10%	0.0	2,394,911	337	59,707	(8)
Mexican Pesos – USD	87,481	4,394	4,394	-	-	-	10%	0.0	97,202	488	-	-
Brazilian Reais – USD	-	-	-	-	-	-	10%	0.2	-	-	-	-
Guatemalan Quetzal – USD	-	-	-	-	-	-	10%	0.1	-	-	-	-
Colombian Pesos – USD	1,630,642	468	468	2,229,450	649	649	10%	0.0	1,811,824	52	2,511,929	(81)
Peruvian Nuevos Soles - USD	17,103	4,719	4,719	4,631	1,278	1,278	10%	0.2	19,003	524	5,146	(142)
United States Dolar - Euro	-	-	-	-	-	-	10%	0.7	-	-	-	-
United States Dolar - MXN	-	-	-	-	-	-	10%	17.9	-	-	-	-
Chilean Pesos – Euro	-	-	-	-	-	-	10%	0.0	-	-	-	-

(*) Financial liabilities correspond to borrowing in currencies other than functional currencies. Financial assets correspond to cash and cash equivalents in currencies other than functional currencies.

b) Credit risk

The Atento Group seeks to conduct all of its business with reputable national and international companies and institutions established in their countries of origin, to minimize credit risk. As a result of this policy, the Atento Group has no material adjustments to make to its credit accounts (see Note 13).

Accordingly, the Atento Group's commercial credit risk management approach is based on continuous monitoring of the risks assumed and the financial resources necessary to manage the Group's various units, in order to optimize the risk-reward relationship in the development and implementation of business plans in the course of their regular business.

Credit risk arising from cash and cash equivalents is managed by placing cash surpluses in high quality and highly liquid money-market assets. These placements are regulated by our Corporate Treasury policy on the basis of the conditions prevailing in the markets and the countries where Atento operates. The Corporate Treasury policy establishes: (i) the maximum amounts to be invested per counterparty, based on their ratings (long- and short-term debt ratings); (ii) the maximum period of the investment; and (iii) the instruments in which the surpluses may be invested.

The Atento Group's maximum exposure to credit risk is primarily limited to the carrying amounts of its financial assets. The Atento Group holds no guarantees as collection insurance.

c) Liquidity risk

The Atento Group seeks to match its debt maturity schedule to its capacity to generate cash flows to meet the payments falling due, factoring in a degree of cushion. In practice, this has meant that the Atento Group's average debt maturity must be long enough to support business operation normal conditions (assuming that internal projections are met). A maturity schedule for the Atento Group's financial liabilities is provided in Note 16.

4.2 Capital Management

The Atento Group's Finance Department, which is in charge of the capital management, takes various factors into consideration when determining the Group's capital structure.

The Atento Group's capital management goal is to determine the financial resources necessary both to continue its recurring activities, as going concern, and to maintain a capital structure that optimizes own and borrowed funds.

The Atento Group sets an optimal debt level in order to maintain a flexible and comfortable medium-term borrowing structure, in order to be able to carry out its routine activities under normal conditions and to address new opportunities for growth. Debt levels are kept in line with forecasted future cash flows and with quantitative restrictions imposed under financing contracts.

In addition to these general guidelines, we take into account other considerations and specifics when determining our financial structure, such as country risk, tax efficiency and volatility in cash flow generation.

The Super Senior Revolving Credit Facility, described in Note 17, carries no financial covenant obligations regarding debt levels. However, the notes do impose limitations on dividend distributions, payments or distributions to the shareholders, the incurrence of additional debt, and on investments and disposal of assets.

As of the date of these consolidated financial statements, the Atento Group was in compliance with all restrictions established in the aforementioned financing contracts and does not foresee any future non-compliance. To that end, the Atento Group regularly monitors figures for net financial debt with third parties and EBITDA.

Net financial debt with third parties at December 31, 2019 and 2020 is as follows:

	Thousands of U.S. dollars	
	2019	2020
Senior Secured Notes (Note 17)	501,922	505,611
Super Senior Credit Facility (Note 17)	-	30,038
Bank borrowings (Note 17)	23,928	39,475
Lease liabilities (Note 17)	194,765	152,699
Less: Cash and cash equivalents (Note 15)	(124,706)	(208,994)
Net financial debt with third parties	**595,909**	**518,829**

5) ACQUISITION OF NON-CONTROLLING INTERESTS

a) RBrasil Soluções S.A.

On September 2, 2016, the Company through its indirect subsidiary Atento Brasil S.A. acquired the control and 81.49%, of the shares of RBrasil Soluções S.A. ("RBrasil"), a leading provider of late-stage collection services in Brazil.

Put/Call options

As per the Shareholders' Agreement, the Company had a purchase option, where non-controlling shareholders irrevocably and irreversibly granted to the Company, through that instrument, the right, but not the obligation, at the sole discretion of the Company, to acquire all of their shares, and the non-controlling shareholders, through the exercise of that right, would be obliged to sell their shares to the Company ("call option"). The call option might be exercised by any controlling shareholder between January 1, 2019 and December 31, 2020. The Shareholders' Agreement also provided for a put option, where the non-controlling shareholders had the right, irrevocable and irreversible, but not the obligation, to sell all of their shares to the Company ("put option"). The put option might be exercised by non-controlling shareholders between January 1, 2019 and December 31, 2020.

On the basis of the above, the Company recognized as of September 2, 2016 a financial liability related to the potential for acquisition of non-controlling interest for an amount of 3,444 thousand Brazilian Reais (1,057 thousand U.S. dollars). The financial liability was initially recognized against specific reserve in equity. In the acquisition of non-controlling interest this reserve was reversed.

The exercise price of the call option would be determined by multiples, already defined in the Shareholders' Agreement, of the EBITDA of the year immediately prior to the exercise of the option, multiplied by the percentage of participation to be acquired.

On June 7, 2019, the Company acquired to the remaining interest of 18.51% of the shares of RBrasil.

The total amount paid for this acquisition was 1,738 thousand U.S. dollars.

b) Nova Interfile Holding Ltda

On June 9, 2017, the Company through its indirect subsidiary Atento Brasil S.A. acquired the control and 50.00002% of Interfile Serviços de BPO Ltda. and 50.00002% of Interservicer – Serviços em Crédito Imobiliário Ltda, ("Interfile") leading providers of BPO services and solutions, including credit origination, for the banking and financial services sector in Brazil.

Put/Call options

As per the Shareholders' Agreement, the Company had a purchase option, where non-controlling shareholders granted to Atento Brasil S.A., through that instrument, the right, to acquire all of their shares, and the non-controlling shareholders, through the exercise of that right, would be obliged to sell their shares to Atento Brasil S.A. ("call option"). The call option might be exercised by Atento Brasil S.A. between January 1, 2020 and April 15, 2020. The Shareholders' Agreement also provided for put options, where the non-controlling shareholders had the right, to sell partial or all of their shares to the Atento Brasil S.A. ("put options"). Many put options were understood by Management as protective clauses with remote possibility of being exercised. The assessment of the put options were made taking into account the following; (i) probability of occurrence; (ii) degree of importance (primary or secondary, in this case as term extension or acceleration of other options) and (iii) function: effective options or clauses protecting the parties.

Considering the valuation of the acquired entity and Management's best estimates, the put option that would likely to be exercised by the non-controlling shareholders was between January 1, 2020 and April 15, 2020 – which was symmetrical with the call option. According to IAS 32, a parent must recognize a financial liability when it has an obligation to pay cash in the future to purchase the minority's shares, even if the payment is conditional on the option being exercised by the holder.

The exercise price of the put option would be determined by multiples, already defined in the Shareholders' Agreement, of the EBITDA of the year immediately prior to the exercise of the option, multiplied by the percentage of participation to be acquired.

On the basis of the above, the Company recognized on June 9, 2017 a financial liability related to the potential acquisition of non-controlling interest of 74,401 thousand Brazilian Reais (22,474 thousand US dollars). The financial liability was recognized against specific reserve in equity, considering that these are transactions between shareholders. In the acquisition of non-controlling interest this reserve was reversed.

On May 17, 2019, the Company acquired to the remaining interest of 49.99998% of Interfile.

The total amount paid for this acquisition was 14,089 thousand U.S. dollars.

6) INTANGIBLE ASSETS

The following table presents the breakdown of intangible assets at December 31, 2019 and 2020 and respective changes in the year:

	Thousands of U.S. dollars							
	Balance at December 31, 2018	**Additions**	**Disposals**	**Transfers**	**Reclassifications between Intangible and PP&E**	**Translation differences**	**Hyperinflation Adjustments**	**Balance at December 31, 2019**
Cost								
Development	5,090	184	(41)	(1)	-	(3,213)	434	2,453
Customer base	262,927	-	-	-	-	(5,202)	5,226	262,951
Software	194,966	1,065	(2,771)	507	12,623	(7,371)	2,386	201,405
Other intangible assets	69,062	-	(1,410)	52	-	(6,336)	279	61,647
Work in progress	1,089	-	(25)	(505)	-	(459)	-	100
Total cost	**533,134**	**1,249**	**(4,247)**	**53**	**12,623**	**(22,581)**	**8,325**	**528,556**
Accumulated amortization								
Development	(647)	(154)	41	-	-	251	(148)	(657)
Customer base	(143,290)	(22,570)	-	(234)	-	2,083	(1,434)	(165,445)
Software	(113,845)	(25,025)	2,212	-	-	2,425	(370)	(134,603)
Other intangible assets	(40,159)	(9,477)	83	181	-	4,705	(223)	(44,890)
Total accumulated amortization	**(297,941)**	**(57,226)**	**2,336**	**(53)**	**-**	**9,465**	**(2,175)**	**(345,594)**
Impairment	(23,991)	-	-	-	-	1,070	-	(22,921)
Net intangible assets	**211,202**	**(55,977)**	**(1,911)**	**-**	**12,623**	**(12,046)**	**6,150**	**160,041**

	Thousands of U.S. dollars							
	Balance at December 31, 2019	**Additions**	**Disposals**	**Transfers**	**Reclassifications between Intangible and PP&E**	**Translation differences**	**Hyperinflation Adjustments**	**Balance at December 31, 2020**
Cost								
Development	2,453	99	-	403	-	(28)	174	3,101
Customer base	262,951	-	(622)	639	-	(22,656)	3,029	243,341
Software	201,405	2,859	(9,748)	8,327	12,572	(28,647)	1,349	188,117
Other intangible assets	61,647	-	(97)	1,062	-	(5,835)	181	56,958
Work in progress	100	-	(25)	-	-	-	-	75
Total cost	**528,556**	**2,958**	**(10,492)**	**10,431**	**12,572**	**(57,166)**	**4,733**	**491,592**
Accumulated amortization								
Development	(657)	(165)	-	(400)	-	59	(172)	(1,335)
Customer base	(165,445)	(19,848)	720	(630)	-	15,695	(2,497)	(172,005)
Software	(134,603)	(23,405)	9,721	(9,966)	-	18,228	(833)	(140,858)
Other intangible assets	(44,890)	(3,563)	-	565	-	2,396	(223)	(45,715)
Total accumulated amortization	**(345,594)**	**(46,981)**	**10,441**	**(10,431)**	-	**36,378**	**(3,725)**	**(359,913)**
Impairment	(22,921)	-	-	-	-	(2,116)	-	(25,037)
Net intangible assets	**160,041**	**(44,023)**	**(51)**	-	**12,572**	**(22,904)**	**1,008**	**106,643**

"Customer base" represents the fair value, of the intangible assets arising from customer relationships (tacit or explicitly formulated in contracts) with Telefónica Group and with other customers identified in business combination transactions.

Of the total customer base in 2020, the fair value assigned to commercial relationships with Telefónica at the acquisition date amounts to 187,916 thousand U.S. dollars, while the remaining amount relates to other customers.

In terms of geographic distribution, in 2020 the customer base corresponds to businesses in Brazil (83,071 thousand U.S. dollars), Spain (54,165 thousand U.S. dollars) net of impairment, Mexico (47,579 thousand U.S. dollars), Peru (14,591 thousand U.S. dollars), Colombia (2,941 thousand U.S. dollars), Chile (8,745 thousand U.S. dollars) and Argentina and Uruguay (7,205 thousand U.S. dollars).

"Other intangible assets" mainly include payment of loyalty incentives established with customers of the Atento Brasil S.A. and the intangible asset arising from the directory services business in Atento Teleservicios España.

7) GOODWILL

Goodwill was mainly generated on December 1, 2012 from the acquisition of the Customer Relationship Management ("CRM") business from Telefónica, S.A and on December 30, 2014 from the acquisition of CBCC. On September 2, 2016, additional goodwill was generated from the acquisition of RBrasil on June 9, 2017 an additional goodwill from the acquisition of Interfile in the amount of 8,400 thousand U.S. dollars was recorded in Brazil.

The breakdown and changes in goodwill in 2019 and 2020 are as follow:

	Thousands of U.S. dollars							
	12/31/2018	Hyperinflation	Translation differences	Impairment	12/31/2019	Hyperinflation	Translation differences	12/31/2020
Peru	29,069	-	543	-	29,612	-	(2,509)	27,103
Chile	16,608	-	(1,091)	-	15,517	-	728	16,245
Colombia	5,770	-	(48)	-	5,722	-	(259)	5,463
Mexico	1,844	-	77	-	1,921	-	(101)	1,820
Brazil	68,118	-	(2,636)	-	65,482	-	(14,692)	50,790
Argentina	33,580	11,415	(12,438)	(30,909)	1,648	419	(474)	1,593
Total	**154,989**	**11,415**	**(15,593)**	**(30,909)**	**119,902**	**419**	**(17,307)**	**103,014**

8) IMPAIRMENT OF ASSETS

As of December 31, 2020, the impairment assessment on goodwill performed by the Atento Group's management indicated that the carrying amount of goodwill is recoverable. Such assessment was based on the calculation of the recoverable amount of goodwill through the calculation of the expected future cash flow from the cash-generating units to which goodwill is allocated.

The Atento Group carries out its goodwill impairment tests to all CGUs using the various cash-generating units' five-year strategic plans and budgets. The three-year plan used as the basis for the impairment test was approved by the board of directors on the date of February 24, 2021.

Recoverable amount is based on value in use calculated using cash flow from projected results adjusted for amortization/depreciation, finance costs, and taxes, based on the last period, and using the expected growth rates obtained from studies published in the sector and assuming said growth to be constant from the fifth year. Estimated cash flow determined in this manner is discounted using the WACC applicable to that CGU. The discount rates used reflect the current assessment of specific market risks in each of the cash-generating units, considering the time value of money and individual country risks not included in the cash flow estimates. WACC takes both the cost of debt and capital into account. The latter is obtained based on the return expected by the shareholders of the Atento Group, while the former is obtained based on the Atento Group's finance costs. In addition, the risks specific to each country were included in the WACC using corrective factors.

These tests are performed annually and whenever it is considered that the recoverable amount of goodwill may be impaired.

At December 31, 2020, the tests conducted did not identify any impairment in the value of goodwill, since the related recoverable amounts calculated using value in use were in all cases higher than the carrying amount of the related cash-generating units, even after sensitivities were applied to the variables used. At December 31, 2019, all CGUs, except Argentina, passed in the impairment tests with projections to support all assets. We wrote-off those assets in Argentina in 2019. In Argentina, with the deterioration of the economic situation, discount rates increased significantly, making discounted cash flow of the operations not enough to cover its asset base. The test resulted in an impairment of 30,909 thousand U.S. dollars in 2019.

The calculation of values in use for the CGUs is most sensitive to the revenues, EBITDA and discount rates assumptions.

The CGUs revenues projection has a variation based on management expectations growth plus inflation and the EBITDA margin has a variability range from +1.7p.p. to +4.8p.p.

The pre-tax discount rates, which factor in country and business risks, and the projected terminal growth rates were as follow:

	Discount rate					
	Brazil	Mexico	Colombia	Peru	Chile	Argentina
December 2019	14.87%	15.82%	10.42%	11.82%	9.52%	92.14%
December 2020	16.47%	15.94%	12.58%	14.41%	13.92%	80.25%

	Terminal Growth rate					
	Brazil	Mexico	Colombia	Peru	Chile	Argentina
December 2019	4.81%	5.47%	6.40%	7.11%	6.41%	30.29%
December 2020	4.31%	2.65%	6.29%	3.33%	3.88%	40.50%

The carrying amounts per CGUs were as follow:

Thousand U.S. dollars	Carrying Amount					
	Brazil	Mexico	Colombia	Peru	Chile	Argentina
December 2019	275,231	99,070	33,824	69,214	36,654	36,442
December 2020	188,847	79,610	31,242	59,153	35,991	1,778

In the event of a 3% increase in the discount rate used to calculate the recoverable amount of the abovementioned CGUs in each country, with the other variables remaining unchanged, the recoverable amount would still be higher than the corresponding carrying amount. This sensitivity is on the reasonability of the management expectations. Management also considers that the appearance of potential competitors in the market in which the Atento Group operates could negatively affect the growth of its CGUs. As an additional sensitivity analysis, assuming that there is a fall in demand or an increase in costs and, as such, results before amortization/depreciation, finance cost and taxes margin (EBITDA margin) used for estimating cash flow were to keep constant for the five years in each country, with all other variables remaining unchanged, the recoverable amount from each cash- generating unit would continue to be higher than its corresponding carrying amount.

In addition to the above, specifically for certain CGU, the following assumptions were used:

Cash flow for Brazil, Mexico, Spain, Colombia, Peru Chile and Argentina CGUs were estimated based on growth projections considering the management expectation of the business performance, using predicted inflation levels taken from external sources.

9) PROPERTY, PLANT AND EQUIPMENT (PP&E)

Details of property, plant and equipment at December 31, 2019 and 2020 are as follow:

	Thousands of U.S. dollars								
	Balance at December 31, 2018	Reclassification to right-of-use assets	Additions	Disposals	Transfers	Reclassifications between Intangible and PP&E	Translation differences	Hyperinflation Adjustments	Balance at December 31, 2019
Cost									
Buildings	12,129	-	236	(302)	-	-	(1,302)	651	11,412
Plant and machinery	8,187	-	95	(123)	(574)	-	(114)	-	7,471
Furniture, tools and other tangible assets	294,548	(24,427)	19,687	(10,801)	21,319	4,119	(3,227)	-	301,218
PP&E under construction	22,420	-	38,803	(163)	(20,929)	(16,742)	(8,510)	-	14,879
Total cost	**337,284**	**(24,427)**	**58,821**	**(11,389)**	**(184)**	**(12,623)**	**(13,153)**	**651**	**334,980**
Accumulated depreciation									
Buildings	(4,425)	-	(107)	-	-	-	888	(361)	(4,005)
Plant and machinery	(6,332)	-	(741)	155	-	-	78	-	(6,840)
Furniture, tools and other tangible assets	(202,587)	18,629	(29,201)	866	184	-	4,867	-	(207,242)
Total accumulated depreciation	**(213,344)**	**18,629**	**(30,049)**	**1,021**	**184**	-	**5,833**	**(361)**	**(218,087)**
Property, plant and equipment	**123,940**	**(5,798)**	**28,772**	**(10,368)**	-	**(12,623)**	**(7,320)**	**290**	**116,893**

	Thousands of U.S. dollars								
	Balance at December 31, 2019	Reclassification to right-of-use assets	Additions	Disposals	Transfers	Reclassifications between Intangible and PP&E	Translation differences	Hyperinflation Adjustments	Balance at December 31, 2020
Cost									
Buildings	11,412	-	-	(3)	3,606	-	811	(2)	15,824
Plant and machinery	7,471	-	55	-	(2,938)	-	(90)	21	4,519
Furniture, tools and other tangible assets	301,218	1,331	4,179	(12,837)	48,963	800	(33,400)	5,194	315,448
PP&E under construction	14,879	-	28,682	(1,113)	(13,162)	(13,372)	(1,844)	-	14,070
Total cost	**334,980**	**1,331**	**32,916**	**(13,953)**	**36,469**	**(12,572)**	**(34,523)**	**5,213**	**349,861**
Accumulated depreciation									
Buildings	(4,005)	-	(217)	149	(149)	-	(384)	20	(4,586)
Plant and machinery	(6,840)	-	(530)	3	(1,051)	-	162	(9)	(8,265)
Furniture, tools and other tangible assets	(207,242)	(3,401)	(25,935)	12,424	(35,269)	-	18,098	(4,797)	(246,122)
Total accumulated depreciation	**(218,087)**	**(3,401)**	**(26,682)**	**12,576**	**(36,469)**	**-**	**17,876**	**(4,786)**	**(258,973)**
Property, plant and equipment	**116,893**	**(2,070)**	**6,234**	**(1,377)**	**-**	**(12,572)**	**(16,647)**	**427**	**90,888**

For 2019, the additions reflect mainly the new operations and remodeling in Atento Brasil in the amount of 32,415 thousand U.S. dollars. In Americas there are 5,907 thousand U.S. dollars due to Atento Mexico sites remodeling for attending new clients, 2,409 thousand U.S. dollars in software's licenses and equipment's for Atento Peru and 2,335 thousand U.S. dollars in sites remodeling and equipment's for Atento Colombia.

The capital expenditures for the year ended December 31, 2020 include costs associated with shifting a portion of Atento's call center employees to the work@home model. Owing to the impact of the COVID-19 pandemic on Atento's markets, all non-essential capital expenditures remained largely suspended in April and May 2020.

No impairment was recognized on items of property, plant and equipment in 2019 and 2020.

All Atento Group companies have contracted insurance policies to cover potential risks to their items of PP&E. Management considers that coverage of these risks was sufficient at December 31, 2019 and 2020.

10) LEASES

The Atento Group holds the following right-of-use assets:

	Thousands of U.S. dollars	
	Net carrying amount of asset	
	2019	2020
Furniture, tools and other tangible assets	6,512	9,518
Plant and machinery	495	-
Buildings	174,557	128,324
Total	**181,564**	**137,842**

Leases are shown as follows in the balance sheet as at December 31, 2019 and 2020:

Assets	January 1, 2019	Additions/ (Disposals)	Reclassification between PPEQ and right-of-use assets	Translation difference	December 31, 2019
Right-of-use assets	208,526	49,261	24,427	(28,790)	253,424
(-) Accumulated depreciation	(18,629)	(53,507)	(18,629)	18,905	(71,860)
	189,897	**(4,246)**	**5,798**	**(9,885)**	**181,564**

Assets	December 31, 2019	Additions/ (Disposals)	Reclassification between PPEQ and right-of-use assets	Translation difference	December 31, 2020
Right-of-use assets	253,424	32,723	(1,331)	(47,165)	237,651
(-) Accumulated depreciation	(71,860)	(47,256)	3,401	15,906	(99,809)
	181,564	**(14,533)**	**2,070**	**(31,259)**	**137,842**

11) FINANCIAL ASSETS

As of December 31, 2019 and 2020 all the financial assets of the Company are classified as amortized cost.

As of December 31, 2020, all Cross-Currency Swaps is designated as Net Investment Hedges.

Credit risk arises from the possibility that the Atento Group might not recover its financial assets at the amounts recognized and in the established terms. Atento Group Management considers that the carrying amount of financial assets is similar to the fair value.

As of December 31, 2020, Atento Teleservicios España S.A., Atento Chile S.A., Teleatento del Perú S.A.C, Atento Brasil S.A. and Atento Mexico have entered into factoring agreements without recourse, anticipating an amount of 117,295 thousand U.S. dollars, receiving cash net of discount, the related trade receivables were realized and interest expenses was recognized in the statement of operations. As of December 31, 2019, Atento Teleservicios España S.A., Atento Chile S.A., Atento Colombia S.A., Teleatento del Perú S.A.C and Atento Brasil S.A. have entered into factoring agreements without recourse, anticipating an amount of 258,313 thousand U.S. dollars, receiving cash net of discount, the related trade receivables were realized and interest expenses was recognized in the statement of operations.

12) OTHER FINANCIAL ASSETS

Details of other financial assets at December 31, 2019 and 2020 are as follow:

	Thousands of U.S. dollars	
	2019	2020
Other non-current receivables (*)	9,457	5,972
Non-current guarantees and deposits	45,195	32,220
Total non-current	**54,652**	**38,192**
Other current receivables	76	12
Current guarantees and deposits	1,018	1,146
Total current	**1,094**	**1,158**
Total	**55,746**	**39,350**

(*) "Other non-current receivables" as of December 31, 2019 and 2020 primarily comprise a loan granted by the subsidiary RBrasil to third parties. The effective annual interest rate is CDI + 3.75% p.a., maturity in five years beginning on May 4, 2017, when the value of the loan will be amortized in a single installment.

13) TRADE AND OTHER RECEIVABLES

The breakdown of "Trade and other receivables" at December 31, 2019 and 2020 is as follow:

	Thousands of U.S. dollars	
	2019	2020
Non-current trade receivables	6,321	8,477
Other non-financial assets (*)	15,803	12,518
Total non-current	**22,124**	**20,995**
Current trade receivables	334,949	274,355
Other receivables	5,953	4,678
Prepayments	12,675	14,698
Personnel	6,022	5,355
Total current	**359,599**	**299,086**
Total	**381,723**	**320,081**

(*) "Other non-financial assets" as of December 31, 2019 and 2020 primarily comprise tax credits with the Brazilian social security authority (Instituto Nacional do Seguro Social), recorded in Atento Brasil S.A.

	Thousands of U.S. dollars	
	2019	2020
Trade receivables	347,703	286,403
Allowances of trade receivables	(6,433)	(3,571)
Trade receivables, net	**341,270**	**282,832**

As of December 31, 2020, trade receivables not yet due for which no allowance has been made amounted to 247,902 thousand U.S. dollars (311,552 thousand U.S. dollars as of December 31, 2019).

As of December 31, 2020, trade receivables due for which no allowance has been made amounted to 16,033 thousand U.S. dollars (26,999 thousand U.S. dollars as of December 31, 2019). These balances relate to certain customers with no recent history of default. The aging analysis of these accounts is as follow:

	Thousands of U.S. dollars				
	Less than 90 days	**Between 90 and 180 days**	**Between 180 and 360 days**	**Over 360 days**	**Total**
12/31/2019	22,606	1,224	1,233	1,936	26,999
12/31/2020	13,197	739	782	1,315	16,033

Changes in allowances of trade receivables in 2019 and 2020 were as follow:

	Thousands of U.S. dollars	
	2019	**2020**
Opening balance	(2,175)	(6,433)
Allowance of trade receivables (*)	(4,588)	(6,649)
Reversal (*)	277	1,356
Use of provision	-	7,930
Translation differences	53	225
Total	**(6,433)**	**(3,571)**

(*) The total of allowance of trade provision and reversal are the impact in change in trade provisions in the consolidated statements of operations.

The Atento Group's maximum exposure to credit risk at the reporting date is equivalent to the carrying amount of each of the aforementioned trade receivables categories. The Atento Group holds no guarantees as collection insurance.

14) DERIVATIVE FINANCIAL INSTRUMENTS

Details of derivative financial instruments at December 31, 2019 and 2020 are as follow:

	Thousands of U.S. dollars			
	2019		**2020**	
	Assets	**Liabilities**	**Assets**	**Liabilities**
Cross currency swaps - net investment hedges	5,382	(2,289)	11,088	(5,220)
Cross currency swaps - that do not meet the criteria for hedge accounting	-	(167)	-	-
Total	**5,382**	**(2,456)**	**11,088**	**(5,220)**
Non-current portion	**5,382**	**(2,289)**	**11,088**	**(5,220)**
Current portion	-	**(167)**	-	-

Atento Luxco1 entered into Cross-Currency Swaps to reduce its foreign exchange risk, since it generates cashflow in local currencies. With these instruments, the company ensures that its cashflow in local currencies is swapped into a fixed dollar amount, the currency used to pay debt obligations, therefore reducing foreign exchange risks.

Derivatives held for trading are classified as current assets or current liabilities. The fair value of a hedging derivative is classified as a non-current asset or a non-current liability, as applicable, if the remaining maturity of the hedged item exceeds twelve months. Otherwise, it is classified as a current asset or liability.

In connection with the Refinancing process and the repayment of the first Brazilian Debentures, the hedge accounting for the interest rate swap was discontinued and the OCI balance was transferred to finance cost. Thereafter, any changes in fair value was directly recognized in the statements of operations.

On April 1, 2015, the Company started a hedge accounting for net investment hedge related to exchange risk between the U.S. dollar and foreign operations in Euro (EUR), Mexican Peso (MXN), Colombian Peso (COP) and Peruvian Nuevo Sol (PEN). In connection with the Refinancing process, 8 of the 10 derivatives contracts designated as Net Investment Hedges were terminated between August 1, 2017 and August 4, 2017, generating positive cash of 46,080 thousand U.S. dollars, net of charges. During August 2017, Atento Luxco 1 also entered into new Cross-Currency Swaps related to exchange risk between U.S. dollars and Euro (EUR), Mexican Peso (MXN), Brazilian Reais (BRL) and Peruvian Nuevo Sol (PEN). Except for the Cross-Currency Swap between U.S. dollars and Brazilian Reais (BRL), all Cross-Currency Swaps were designated for hedge accounting as net investment hedge. On January 01, 2019, the Company started to also designate the Cross-Currency Swap between U.S. dollars and Brazilian Reais (BRL) for hedge accounting as net investment hedge.

On January 1, 2019, the Company designated the Cross-Currency Swap between U.S. dollars and Brazilian Reais for hedge accounting as net investment hedge. Prior to the date of designation of the Cross-Currency Swap, this hedging instrument was electively not designated as a hedge accounting because the change in fair value was intended to partially offset changes in the USD-BRL foreign currency component of the BRL denominated intercompany debt, which were recorded in earnings. Effective January 1, 2019, the intercompany debt was reclassified as "permanent in equity" (which assumes that the related payable is neither planned nor likely to occur in the foreseeable future, since it is in substance, a part of the entity's net investment in that foreign operation) and, as a consequence, the changes arising from the exchange rate are recorded in other comprehensive income.

On January 1, 2020 Atento decided to assign the loan agreement between Atento Luxco 1 and Atento Mexico Holdco as "permanent in equity", with its maturities to be renewed per indefinite time, since the repayment is neither planned nor likely to occur in the foreseeable future. Therefore, changes related to the USD-MXN exchange rate are now recorded in other comprehensive income.

On February 14, 2020, Atento Brasil S.A. entered into a cross-currency swap to hedge a EURO loan of 7,402 thousand Euros at a fixed rate of 1.49% exchanged to a 35,000 thousand Brazilian Reais with interest rate of the average daily rate of the one day "over extra-group" – DI – Interbank Deposits - plus a spread of 1.95% per annum. The transaction was liquidated on August 13, 2020 due to the repayment of the loan.

At December 31, 2019 and 2020, details of interest rate swap, cross-currency swaps that do not qualify for hedge accounting and net investment hedges were as follows:

2019

Cross Currency Swaps - that do not qualify for hedge accounting

Bank	Maturity	Purchase currency	Selling currency	Notional (thousands)	Fair value asset	Fair value liability	Other comprehensive income	Change in OCI	Statements of operations - Finance cost
					D/(C)	D/(C)	D/(C)	D/(C)	D/(C)
ABC Brasil S.A.	Aug-20	USD	BRL	12,232	8,740	(8,907)	-	-	-
					8,740	**(8,907)**	-	-	-

Derivative financial instrument - liability **(167)**

Net Investment Hedges

Bank	Maturity	Purchase currency	Selling currency	Notional (thousands)	Fair value asset	Fair value liability	Other comprehensive income	Change in OCI	Statements of operations - Finance cost	Statements of operations - Change in fair value
					D/(C)	D/(C)	D/(C)	D/(C)	D/(C)	D/(C)
Nomura International	Aug-22	USD	EUR	34,109	447	-	(714)	457	-	-
Goldman Sachs	Aug-22	USD	MXN	1,065,060	6,696	(6,543)	4,014	(7,108)	-	-
Goldman Sachs	Aug-22	USD	PEN	194,460	2,689	(4,898)	5,124	(2,710)	-	-
Goldman Sachs	Aug-22	USD	BRL	754,440	4,782	-	812	(812)	-	-
Santander	Jan-20	USD	EUR	20,000	-	-	1,742	-	-	-
Santander	Jan-20	USD	MXN	11,111	-	-	(2,113)	-	-	-
Goldman Sachs	Jan-20	USD	EUR	48,000	-	-	3,587	-	-	-
Goldman Sachs	Jan-20	USD	MXN	40,000	-	-	(7,600)	-	-	-
Nomura International	Jan-20	USD	MXN	23,889	-	-	(4,357)	-	-	-
Nomura International	Jan-20	USD	EUR	22,000	-	-	1,620	-	-	-
Goldman Sachs	Jan-18	USD	PEN	13,800	-	-	22	-	-	-
Goldman Sachs	Jan-18	USD	COP	7,200	-	-	(80)	-	-	-
BBVA	Jan-18	USD	PEN	55,200	-	-	71	-	-	-
BBVA	Jan-18	USD	COP	28,800	-	-	(359)	-	-	-
Morgan Stanley	Aug-22	USD	BRL	308,584	135	(148)	99	(99)	(3,545)	-
Morgan Stanley	Aug-22	USD	PEN	66,000	13	(80)	74	(74)	(1,815)	-
					14,762	**(11,669)**	**1,942**	**(10,346)**	**(5,360)**	-

Derivative financial instrument - asset **5,382**
Derivative financial instrument - liability **(2,289)**
2020

Net Investment Hedges

Bank	Maturity	Purchase currency	Selling currency	Notional (thousands)	Fair value asset	Fair value liability	Other comprehensive income	Change in OCI	Statements of operations - Finance cost	Statements of operations - Change in fair value
					D/(C)	D/(C)	D/(C)	D/(C)	D/(C)	D/(C)
Nomura International	Aug-22	USD	EUR	34,109	13	(7)	(454)	(260)	-	-
Goldman Sachs	Aug-22	USD	MXN	1,065,060	-	(3,224)	41	3,973	48	-
Goldman Sachs	Aug-22	USD	PEN	194,460	-	(1,996)	(339)	5,463	-	-
Goldman Sachs	Aug-22	USD	BRL	754,440	8,866	-	(6,167)	6,979	(289)	-
Santander	Jan-20	USD	EUR	20,000	-	-	1,742	-	-	-
Santander	Jan-20	USD	MXN	11,111	-	-	(2,113)	-	-	-
Goldman Sachs	Jan-20	USD	EUR	48,000	-	-	3,587	-	-	-
Goldman Sachs	Jan-20	USD	MXN	40,000	-	-	(7,600)	-	-	-
Nomura International	Jan-20	USD	MXN	23,889	-	-	(4,357)	-	-	-
Nomura International	Jan-20	USD	EUR	22,000	-	-	1,620	-	-	-
Goldman Sachs	Jan-18	USD	PEN	13,800	-	-	22	-	-	-
Goldman Sachs	Jan-18	USD	COP	7,200	-	-	(80)	-	-	-
BBVA	Jan-18	USD	PEN	55,200	-	-	71	-	-	-
BBVA	Jan-18	USD	COP	28,800	-	-	(359)	-	-	-
Morgan Stanley	Aug-22	USD	BRL	308,584	2,096	-	(2,589)	2,688	-	-
Morgan Stanley	Aug-22	USD	PEN	66,000	120	-	(115)	189	-	-
Goldman Sachs	Aug-22	USD	MXN	1,065,060	-	-	2,230	(2,230)	-	-
Goldman Sachs	Aug-22	USD	PEN	194,460	-	-	2,965	(2,964)	-	-
					11,095	**(5,227)**	**(11,895)**	**13,838**	**(241)**	-

Derivative financial instrument - asset	**11,088**
Derivative financial instrument - liability	**(5,220)**

The ineffective portion of all our cross-currency swaps is zero.

Gains and losses on net investment hedges accumulated in equity will be taken to the statement of operations when the foreign operation is partially disposed of or sold.

Summary of Outstanding Derivatives – Rates

Counterparty	Product	Receive Ccy.	Receive Rate	Notional Receive	Pay Ccy.	Pay Rate	Notional Pay
Nomura	Cross Currency Swap	USD	6.125%	40,000,000	EUR	5.83%	34,109,320
Goldman Sachs	Cross Currency Swap	USD	6.125%	60,000,000	MXN	10.255%	1,065,060,000
Goldman Sachs	Cross Currency Swap	USD	6.125%	240,000,000	BRL	7.208%	754,440,000
Goldman Sachs	Cross Currency Swap	USD	6.125%	60,000,000	PEN	8.715%	194,460,000
Morgan Stanley	Cross Currency Swap	USD	6.125%	80,000,000	BRL	6.613%	308,584,000
Morgan Stanley	Cross Currency Swap	USD	6.125%	20,000,000	PEN	6.399%	66,000,000

15) CASH AND CASH EQUIVALENTS

	Thousands of U.S. dollars	
	2019	2020
Deposits held at call	96,978	139,264
Short-term financial investments	27,728	69,730
Total	**124,706**	**208,994**

"Short-term financial investments" comprises short-term fixed-income securities in Brazil, which mature in less than 90 days and accrue interest pegged to the CDI.

16) FINANCIAL LIABILITIES

As of December 31, 2019 and 2020 all the financial liabilities of the Company are classified as other financial liabilities at amortized cost, except for the derivative financial instruments that are classified as financial liability at fair value through profit or loss.

The payments schedule for other financial liabilities, trade and other payables and liabilities at December 31, 2019 and 2020, including estimated future interest payments, calculated based on interest rates and foreign exchange rates applicable as at December 31, 2019 and 2020 are as follow:

	Thousands of U.S. dollars Maturity (years)						
2019	2020	2021	2022	2023	2024	More than 5 years	Total
Senior Secured Notes	30,625	30,625	530,625	-	-	-	591,875
Lease liabilities	66,415	52,134	41,069	32,079	21,481	23,826	237,004
Bank borrowings	23,248	449	351	-	-	-	24,048
Trade and other payables	166,111	11,744	-	-	-	-	177,855
Total financial liabilities	**286,399**	**94,952**	**572,045**	**32,079**	**21,481**	**23,826**	**1,030,782**

2020	Thousands of U.S. dollars Maturity (years) 2021	2022	2023	2024	2025	More than 5 years	Total
Senior Secured Notes	30,625	530,625	-	-	-	-	561,250
Lease liabilities	52,698	41,047	33,500	22,985	12,128	16,744	179,102
Bank borrowings	68,668	1,569	-	-	-	-	70,237
Trade and other payables	135,781	4,296	-	-	-	-	140,077
Total financial liabilities	**287,772**	**577,537**	**33,500**	**22,985**	**12,128**	**16,744**	**950,666**

17) FINANCIAL DEBT WITH THIRD PARTIES

Details of debt with third parties at December 31, 2019 and 2020 are as follow:

	Thousands of U.S. dollars 2019	2020
Senior Secured Notes	490,012	493,701
Bank borrowing	748	1,420
Lease liabilities	142,738	99,515
Total non-current	**633,498**	**594,636**
Senior Secured Notes	11,910	11,910
Super Senior Credit Facility	-	30,038
Bank borrowing	23,180	38,055
Lease liabilities	52,027	53,184
Total current	**87,117**	**133,187**
TOTAL DEBT WITH THIRD PARTIES	**720,615**	**727,823**

Senior Secured Notes

On August 10, 2017, Atento Luxco 1 S.A., closed an offering of 400,000 thousand U.S. dollars aggregate principal amount of 6.125% Senior Secured Notes due 2022 in a private placement transaction. The notes are due in August 2022. The 2022 Senior Secured Notes are guaranteed on a senior secured basis by certain of Atento's wholly owned subsidiaries. The issuance costs of 11,979 thousand U.S. dollars related to this new issuance are recorded at amortized cost using the effective interest method.

On April 4, 2019, Atento Luxco 1 S.A., closed an offering of an additional $100.0 million in aggregate principal amount of its 6.125% Senior Secured Notes due 2022 (the "Additional Notes"). The Additional Notes were offered as additional notes under the indenture, dated as of August 10, 2017, pursuant to which the Issuer previously issued $400.0 million aggregate principal amount of its 6.125% Senior Secured Notes due 2022 (the "Existing Notes"). The Additional Notes and the Existing Notes are treated as the same series for all purposes under the indenture and collateral agreements, each as amended and supplemented, that govern the Existing Notes and the Additional Notes.

The terms of the Indenture governing the 2022 Senior Secured Notes, among other things, limit, in certain circumstances, the ability of Atento Luxco 1 and its restricted subsidiaries to: incur certain additional indebtedness; make certain dividends distributions, investments and other restricted payments; sell the property or assets to another person; incur additional liens; guarantee additional debt; and enter into transaction with affiliates. As of December 31, 2020, we were in compliance with these covenants. The outstanding amount at December 31, 2020 is 505,611 thousand U.S. dollars.

All interest payments are made on a half yearly basis.

The fair value of the Senior Secured Notes, calculated on the basis of their quoted price on December 31, 2020, is 500,200 thousand U.S. dollars.

The fair value hierarchy of the Senior Secured Notes is Level 1 as the fair value is based on the quoted market price at the reporting date.

On February 10, 2021, Atento Luxco 1 S.A., closed an offering of a $500.0 million aggregate principal amount of 8.0% Senior Secured Notes due February 10, 2026 in a private placement transaction. Atento Luxco 1 used the net proceeds to repurchase all of its 6.125% Senior Secured Notes due 2022.

The terms of the Indenture governing the 2026 Senior Secured Notes, among other things, limit, in certain circumstances, the ability of Atento Luxco 1 and its restricted subsidiaries to: incur certain additional indebtedness; make certain dividends, distributions, investments and other restricted payments; sell property or assets to another person; incur additional liens; guarantee additional debt; and enter into transactions with affiliates.

Details of the corresponding debt at each reporting date are as follows:

		Thousands of U.S. dollars					
		2019			2020		
Maturity	Currency	Principal	Accrued interests	Total debt	Principal	Accrued interests	Total debt
2022	U.S. dollar	490,012	11,910	501,922	493,701	11,910	505,611

Bank borrowings

On February 3, 2014, Atento Brasil S.A. entered into a credit agreement with Banco Nacional de Desenvolvimento Econômico e Social - BNDES ("BNDES") in an aggregate principal amount of 300,000 thousand Brazilian Reais (the "BNDES Credit Facility"), equivalent to 109,700 thousand U.S. dollars as of each disbursement date.

The total amount of the BNDES Credit Facility is divided into five tranches subject to the following interest rates:

Tranche	Interest Rate
Tranche A	Long-Term Interest Rate (*Taxa de Juros de Longo Prazo — TJLP*) plus 2.5% per annum
Tranche B	SELIC Rate plus 2.5% per annum
Tranche C	4.0% per year
Tranche D	6.0% per year
Tranche E	Long-Term Interest Rate (*Taxa de Juros de Longo Prazo — TJLP*)

Each tranche intends to finance different purposes, as described below:

- Tranche A and B: investments in workstations, infrastructure, technology, services and software development, marketing and commercialization, within the scope of BNDES program – BNDES Prosoft.
- Tranche C: IT equipment acquisition, covered by law 8.248/91, with national technology, necessary to execute the project described on tranches "A" and "B".
- Tranche D: acquisitions of domestic machinery and equipment, within the criteria of FINAME, necessary to execute the project described on tranches "A" and "B".
- Tranche E: investments in social projects to be executed by Atento Brasil S.A.

	(Thousands of U.S. dollars)					
Date	**Tranche A**	**Tranche B**	**Tranche C**	**Tranche D**	**Tranche E**	**Total**
March 27, 2014	11,100	5,480	7,672	548	-	24,800
April 16, 2014	4,714	2,357	3,300	236	-	10,607
July 16,	-	-	-	-	270	270
August 13, 2014	27,584	3,013	4,430	477	-	35,504
Subtotal 2014	**43,398**	**10,850**	**15,402**	**1,261**	**270**	**71,181**
March 26, 2015	5,753	1,438	2,042	167	-	9,400
April 17, 2015	12,022	3,006	4,266	349	-	19,643
December 21, 2015	7,250	1,807	-	-	177	9,234
Subtotal 2015	**25,025**	**6,251**	**6,308**	**516**	**177**	**38,277**
October 27, 2016	-	-	-	-	242	242
Subtotal 2016	-	-	-	-	**242**	**242**
Total	**68,423**	**17,101**	**21,710**	**1,777**	**689**	**109,700**

This facility should be repaid in 48 monthly installments. The first payment was made on March 15, 2016 and the last payment would be due on February 15, 2020, however Atento Brasil S.A. repaid in advance on April 30, 2019 all the outstanding amount. The amount repaid was BRL61.7 million (equivalent to $15.6 million) plus interest accrued and a penalty of BRL 0.7 million (equivalent to $0.2 million).

The BNDES Credit Facility contains covenants that restrict Atento Brasil S.A.'s ability to transfer, assign, change or sell the intellectual property rights related to technology and products developed by Atento Brasil S.A. with the proceeds from the BNDES Credit Facility. As of December 31, 2020, Atento Brasil S.A. was in compliance with these covenants. The BNDES Credit Facility does not contain any other financial maintenance covenant.

The BNDES Credit Facility contains customary events of default including the following: (i) reduction of the number of employees without providing program support for outplacement, as training, job seeking assistance and obtaining pre-approval of BNDES; (ii) existence of unfavorable court decision against the Company for the use of children as workforce, slavery or any environmental crimes and (iii) inclusion in the by-laws of Atento Brasil S.A. of any provision that restricts Atento Brasil S.A's ability to comply with its financial obligations under the BNDES Credit Facility.

On September 26, 2016, Atento Brasil S.A. entered into a new credit agreement with BNDES in an aggregate principal amount of 22,000 thousand Brazilian Reais, equivalent to 6,808 thousand U.S. dollars as of September 30, 2016. The interest rate of this facility is Long-Term Interest Rate (Taxa de Juros de Longo Prazo - TJLP) plus 2.0% per annum. The facility should be repaid in 48 monthly instalments. The first payment was due on November 15, 2018 and the last payment will be due on October 15, 2022. This facility is intended to finance an energy efficiency project to reduce power consumption by implementing new lightening, air conditioning and automation technology. On November 24, 2017, 6,500 thousand Brazilian Reais (equivalent to 1,993 thousand U.S. dollars as of November 30, 2017) were released under this facility.

As of December 31, 2020, the outstanding amount under BNDES Credit Facility was 581 thousand U.S. dollars.

The fair value as of December 31, 2020 calculated based on discounted cash flow is 560 thousand U.S. dollars.

On April 25, 2017, Atento Brasil S.A. entered into a bank credit certificate (cédula de crédito bancário) with Banco Santander (Brasil) S.A. in an aggregate principal amount of up to 80,000 thousand Brazilian Reais (the "2017 Santander Bank Credit Certificate"), equivalent to approximately 25,012 thousand U.S. dollars as of April 30, 2017. The interest rate of the 2017 Santander Bank Credit Certificate equals to the average daily rate of the one day "over extra-group" – DI – Interbank Deposits (as such rate is disclosed by CETIP – "Central De Custódia e Liquidação Financeira de Títulos Privados" in the daily release available on its web page), plus a spread of 2.70% per annum. The 2017 Santander Bank Credit Certificate matures every 180 days and has been renewed on a regular basis. On April 7, 2020, the Company paid the full outstanding balance, and the "2017 Santander Bank Credit Certificate" was terminated by mutual agreement between the parties.

On August 10, 2017, Atento Luxco 1 S.A. entered into a new Super Senior Revolving Credit Facility (the "Super Senior Revolving Credit Facility") which provides borrowings capacity of up to 50,000 thousand U.S. dollars and will mature on February 10, 2022. Banco Bilbao Vizcaya Argentaria, S.A., as the agent, the Collateral Agent and BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, Morgan Stanley Bank N.A. and Goldman Sachs Bank USA are acting as arrangers and lenders under the Super Senior Revolving Credit Facility.

The Super Senior Revolving Credit Facility may be utilized in the form of multi-currency advances for terms of one, two, three or six months. The Super Senior Revolving Credit Facility bears interest at a rate per annum equal to LIBOR or, for borrowings in euro, EURIBOR or, for borrowings in Mexican Pesos, TIIE plus an opening margin of 4.25% per annum. The margin may be reduced under a margin ratchet to 3.75% per annum by reference to the consolidated senior secured net leverage ratio and the satisfaction of certain other conditions.

The terms of the Super Senior Revolving Credit Facility Agreement limit, among other things, the ability of the Issuer and its restricted subsidiaries to (i) incur additional indebtedness or guarantee indebtedness; (ii) create liens or use assets as security in other transactions; (iii) declare or pay dividends, redeem stock or make other distributions to stockholders; (iv) make investments; (v) merge, amalgamate or consolidate, or sell, transfer, lease or dispose of substantially all of the assets of the Issuer and its restricted subsidiaries; (vi) enter into transactions with affiliates; (vii) sell or transfer certain assets; and (viii) agree to certain restrictions on the ability of restricted subsidiaries to make payments to the Issuer and its restricted subsidiaries. These covenants are subject to a number of important conditions, qualifications, exceptions and limitations that are described in the Super Senior Revolving Credit Facility Agreement.

The Super Senior Revolving Credit Facility Agreement includes a financial covenant requiring the drawn super senior leverage ratio not to exceed 0.35:1.00 (the "SSRCF Financial Covenant"). The SSRCF Financial Covenant is calculated as the ratio of consolidated drawn super senior facilities debt to consolidated pro forma EBITDA for the twelvemonth period preceding the relevant quarterly testing date and is tested quarterly on a rolling basis, subject to the Super Senior Revolving Credit Facility being at least 35% drawn (excluding letters of credit (or bank guarantees), ancillary facilities and any related fees or expenses) on the relevant test date. The SSRCF Financial Covenant only acts as a draw stop to new drawings under the Revolving Credit Facility and, if breached, will not trigger a default or an event of default under the Super Senior Revolving Credit Facility Agreement. The Issuer has four equity cure rights in respect of the SSRCF Financial Covenant prior to the termination date of the Super Senior Revolving Credit Facility Agreement, and no more than two cure rights may be exercised in any four consecutive financial quarters.

On October 16, 2017, Atento El Salvador S.A. de C.V. entered into an overdraft credit line agreement with Banco de America Central, S.A. - BAC for an amount of 1,600,000 thousand U.S. dollars, maturing on One Year, extendable with simple exchange of letters with an annual interest rate of 8.0% per annum. As of December 31, 2020, the outstanding balance was 2 thousand U.S. dollars.

On March 25, 2020, Atento Luxco 1 S.A. withdrew the full amount of 50,000 thousand U.S. dollars maturing on September 21, 2020 with an annual interest rate of Libor + 4.25%. On September 21, 2020, the full amount of 50,000 thousand U.S. dollars was rolled over until December 20, 2020, at the same interest rate.

On December 20, 2020, Atento Luxco 1 S.A. repaid 20,000 thousand U.S. dollars and the outstanding 30,000 thousand U.S. dollars as of such date was rolled over and matures on March 22, 2021.

As of December 31, 2020, we were in compliance with this covenant and the outstanding amount under this facility was 30,038 thousand U.S. dollars.

On March 13, 2019, Atento Brasil S.A. entered into a financing agreement with Banco Santander Brasil S.A. ("Risco Sacado") for the annual Microsoft software licenses, for an amount of 23,254 thousand Brazilian Reais, maturing on March 9, 2020, with an annual interest rate of 8.9% per annum. The total outstanding balance was paid on the due date.

On August 13, 2019, Atento Brasil S.A. entered into an overdraft credit line agreement with Banco do Brasil for an amount of 30,000 thousand Brazilian Reais, with maturity every six months, with an annual interest rate of CDI plus 2.127% per annum. On February 27, 2020, the amount of the agreement was increased up to 40,000 thousand Brazilian Reais, with an annual interest rate of CDI plus 5.54% per annum, with maturity date on July 27, 2020. On July 22, 2020, the amount of the agreement was maintained at up to 40,000 thousand Brazilian Reais, with an annual interest rate of CDI plus 5.54% per annum, with next maturity date on October 20, 2020. On October 14, 2020, Atento Brasil paid the full outstanding balance.

On October 14, 2020, Atento Brasil entered into a bank credit certificate with Banco do Brasil for an amount of 30,000 thousand Brazilian Reais, maturing on February 28, 2021 with an annual interest rate of CDI plus 2,127%. As of December 31, 2020, the outstanding balance was 5.821 thousand U.S. dollars.

On August 20, 2019, Atento Brasil S.A. entered into a loan agreement with Banco ABC Brasil for an amount of 7,766 thousand Euros maturing on February 18, 2020 with an annual interest rate of 1.25%. In connection with the loan, Atento Brasil S.A. entered into a swap agreement through which it receives fixed interest rates in EURO, in the same amount of the loan agreement, and pays variable interest rate at a rate per annum equal to the average daily rate of the one day "over extragroup" – DI – Interbank Deposits (as such rate is disclosed by CETIP in the daily release available on its web page), plus a spread of 1.80% over 35,000 thousand Brazilian Reais. The total outstanding balance was paid on the due date.

On February 14, 2020, Atento Brasil S.A. entered into a loan agreement with Banco ABC Brasil for an amount of 7,402 thousand Euros maturing on August 13, 2020 with an annual interest rate of 1.49%. In connection with the loan, Atento Brasil S.A. entered into a swap agreement through which it receives fixed interest rates in EURO, in the same amount of the loan agreement, and pays variable interest rate at a rate per annum equal to the average daily rate of the one day "over extragroup" – DI – Interbank Deposits (as such rate is disclosed by CETIP in the daily release available on its web page), plus a spread of 1.95% over 35,000 thousand Brazilian Reais. The total outstanding balance was paid on the due date.

On February 20, 2020, Atento Brasil S.A. entered into a bank credit certificate (cédula de crédito bancário) with Banco Itaú for an amount of 35,217 thousand Brazilian Reais, maturing on May 20, 2020 with an annual interest rate of CDI plus 1.95% per annum. The total outstanding balance was paid on the due date.

On March 13, 2020, Atento Brasil S.A. entered into a financing agreement with Banco Itaú ("Risco Sacado") for the annual Microsoft software licenses, for an amount of 24,499 thousand Brazilian Reais, maturing on April 1, 2021, with an annual interest rate of 7.2%. As of December 31, 2020, the outstanding balance was 4,714 thousand U.S. dollars.

On April 6, 2020, Atento Brasil S.A. entered into a loan agreement with Banco Santander for an amount of 110,000 thousand Brazilian Reais, maturing on April 06, 2021 with an annual interest rate of CDI plus 4.96% per annum. On July 13, Atento Brasil S.A. made a partial amortization in the amount of 60,000 thousand Brazilian Reais plus accrued interest. As of December 31, 2020, the outstanding balance was 9,910 thousand U.S. dollars.

On May 12, 2020, Atento Peru entered a loan agreement with Scotiabank Peru, under the government financing program related to Covid-19 (Reactiva Peru), for an aggregate principal amount of 10,000 thousand Peruvian Soles, with an annual interest rate of 1.0% per annum. This facility should be repaid in 36 months. The first payment would be due on May 12, 2021 and the last payment would be due on May 12, 2023. On November 13, Atento Peru prepaid the total outstanding balance.

On June 12, 2020, Atento Brasil entered into a financing agreement with Banco De Lage Landen for an amount of 10,000 thousand Brazilian Reais to finance the purchase of Microsoft software licenses, maturing on June 30, 2023 with an annual interest rate of 9.0% per annum. Atento Brasil drew down on the financing agreement on July 01, 2020. The outstanding balance as of December 31, 2020 was 1,924 thousand U.S. dollars.

On August 26, 2020, Atento Brasil entered into a bank credit certificate with Banco ABC Brasil for an amount 50,000 thousand Brazilian Reais, maturing on February 22, 2021 with an annual interest rate of CDI plus 2.70% per annum. The balance under the loan agreement as of December 31, 2020 was 9,776 thousand U.S. dollars.

On December 15, 2020, Atento Brasil entered into a bank credit certificate with Banco ABC Brasil for an amount 35,000 thousand Brazilian Reais, maturing on June 14, 2021 with an annual interest rate of CDI plus 2.50% per annum. The balance under the loan agreement as of December 31, 2020 was 6,748 thousand U.S. dollars.

Lease liabilities

Liabilities	January 1, 2019	Additions/ (Disposals)	Payments	Interest accrued	Interest paid	Translation difference	December 31, 2019
Current liabilities	54,706	29,474	(56,088)	18,307	(812)	6,440	52,027
Non-current liabilities	134,920	(1,592)	-	-	-	9,410	142,738
	189,626	**27,882**	**(56,088)**	**18,307**	**(812)**	**15,850**	**194,765**

Liabilities	December 31, 2019	Additions/ (Disposals)	Payments	Interest accrued	Interest paid	Amortization (addition) fees	Transfer	Translation difference	December 31, 2020
Current liabilities	52,027	8,514	(48,947)	14,426	(559)	29	49,777	(22,083)	53,184
Non-current liabilities	142,738	21,121	-	-	-	697	(49,777)	(15,264)	99,515
	194,765	**29,635**	**(48,947)**	**14,426**	**(559)**	**726**	-	**(37,347)**	**152,699**

The future lease liabilities payments are as follows:

	2021	2022	2023	2024	2025	Others	Total
Lease liabilities payments	52,698	41,047	33,500	22,985	12,128	16,744	**179,102**

a) Financing activities

See below the changes in debt with third parties arising from financing activities:

	Thousands of U.S. dollars								
		Cash flows provided by/(used in) financing activities							
2019	December 31, 2018	New borrowing	Amortization	New leases/ IFRS 16	Interest accrued	Interest paid (*)	Amortization (addition) fees	Translation differences	December 31, 2019
Senior Secured Notes	400,035	100,170	-	-	29,779	(27,563)	(499)	-	501,922
Brazilian bonds - Debentures	14,708	-	(14,513)	-	441	(676)	(295)	335	-
Lease liabilities	5,527	-	(56,088)	211,981	18,307	(812)	-	15,850	194,765
Other borrowings	39,498	73,547	(86,966)	-	2,728	(2,258)	-	(2,621)	23,928
Total	**459,768**	**173,717**	**(157,567)**	**211,981**	**51,255**	**(31,309)**	**(794)**	**13,564**	**720,615**

	Thousands of U.S. dollars								
		Cash flows provided by/(used in) financing activities							
2020	December 31, 2019	New borrowing	Amortization	New leases/ IFRS 16	Interest accrued	Interest paid (*)	Amortization (addition) fees	Translation differences	December 31, 2020
Senior Secured Notes	501,922	-	-	-	30,625	(30,625)	3,689	-	505,611
Super Senior Credit Facility	-	50,000	(20,000)	-	1,910	(1,872)	-	-	30,038
Lease liabilities	194,765	-	(48,947)	29,635	14,426	(559)	726	(37,347)	152,699
Other borrowings	23,928	71,771	(50,543)	-	71	(1,021)	-	(4,731)	39,475
Total	**720,615**	**121,771**	**(119,490)**	**29,635**	**47,032**	**(34,077)**	**4,415**	**(42,078)**	**727,823**

(*) For the purposes of the statements of cash flows, it is classified as "interest paid" in operating activities.

18) TRADE AND OTHER NON-TRADE PAYABLES

Details of trade and other payables at December 31, 2019 and 2020 are as follow:

	Thousands of U.S. dollars	
	2019	**2020**
Other payables	10,261	2,734
Suppliers	1,483	1,562
Total non-current non-trade payables	**11,744**	**4,296**
Suppliers	71,311	59,338
Advances	365	77
Total current trade payables	**71,676**	**59,415**
Suppliers of fixed assets	21,276	12,668
Personnel	67,208	57,010
Other payables	4,806	5,761
Advances from customers	1,145	927
Total current other non-trade payables	**94,435**	**76,366**
Total current	**166,111**	**135,781**
Total	**177,855**	**140,077**

The carrying amount of trade and other non-trade payables is similar to the fair value.

19) EQUITY

Share capital

As of December 31, 2020, share capital was 49 thousand U.S. dollars, equivalent to €33,979 (49 thousand U.S. dollars, equivalent to €33,979 as of December 31, 2019), divided into 15,000,000 shares (15,000,000 shares in December 31, 2019).

On January 18, 2019, the Board approved a share capital increase and issued 335,431 shares increasing outstanding shares to 75,406,357.

On July 28, 2020, an extraordinary shareholder's meeting approved the reverse share split of 75,406,357 ordinary shares without nominal value, representing the entire share capital of the Company, into 15,000,000 ordinary shares without nominal value using a ratio of 5.027090466672970, and subsequently amending article 5 of the articles of association of the Company.

Mezzanine Partners II Offshore Lux Sarl II owns 25.36%; Chesham Investment Pte Ltd owns 21.85%, Taheebo Holdings LLC owns 14,87% of ordinary shares of Atento S.A.

Reserve for acquisition of non-controlling interest

Refers to options attributable to Atento Brasil S.A. in the acquisition of RBrasil and Interfile in the total amount of 23,531 thousand U.S. dollars as of December 31, 2018.

On May 17, 2019 and June 7, 2019, the Company acquired remaining shares of Interfile and RBrasil, respectively, and therefore the reserve for acquisition of non-controlling interest was written off.

Share premium

The share premium refers to the difference between the subscription price that the shareholders paid for the shares and their nominal value. Since this is a capital reserve, it can only be used to increase capital, offset losses, redeem, reimburse or repurchase shares.

On January 2, 2020, the Company vested the total of 1,305,065 TRSUs, issued by treasury shares, with an impact in share premium of 5,842 thousand of U.S. dollars.

Treasury shares

In 2019, Atento S.A. repurchased 4,425,499 shares (corresponding to 880,330 shares of the reserve share split) at a cost of 11,141 thousand of U.S. dollars and an average price of $2.52 ($12.66 in reverse share split basis), totalizing 5,531,657 shares in treasury (corresponding to 1,100,639 shares of the reserve share split).

As a result of the vesting of 1,305,065 TRSUs (corresponding to 259,606 shares of the reserve share split), Atento S.A. had 4,226,592 shares in treasury (corresponding to 840,763 shares of the reserve share split).

As of July 28, 2020, Atento S.A. announced a reverse share split that converted the Company's entire share capital of 75,406,357 into 15,000,000 shares. At that time Atento S.A. had 4,771,076 shares on treasury that became 949,073.

Considering the reverse share split basis, during 2020, Atento S.A. repurchased 169,739 shares at a cost of 1,337 thousand of U.S. dollars and an average price of $7.87. As of December 31, 2020, Atento S.A. had 1,010,502 shares in treasury (1,100,369 shares as of December 31, 2019, in the reverse share split basis).

Legal reserve

According to commercial legislation in Luxembourg, Atento S.A. must transfer 5% of its year profits to legal reserve until the amount reaches 10% of share capital. The legal reserve cannot be distributed.

At December 31, 2019 and 2020, no legal reserve had been established, mainly due to the losses incurred by Atento S.A.

On February 26, 2020, the Board of Directors has proposed the allocation to legal reserve of the amount of sixty-seven with forty-seven cents Euros (EUR 67.47).

At July 28, 2020 the Annual Meeting resolves to (i) allocate the amount of EUR 67.47 to the legal reserve of the Company out of the profit of EUR 1,071,315.52 and (ii) to carry forward the remaining amount of the profit to the next financial year.

Hedge accounting effects

As discussed on Note 14, on January 1, 2019 Atento formalized at a meeting of the "Board of Directors", which took place on December 20, 2018, its intention to renew the loan agreement between Atento Luxco 1 and Atento Brasil on its maturities per indefinite time and designate it as permanent equity, as the repayment is neither planned nor likely to occur in the foreseeable future. Therefore, changes in fair value related to the USD-BRL exchange rate is recorded in equity as part of other comprehensive income.

At the same time the, on January 1, 2019, the Cross-Currency Swap USD BRL was designated as a net investment hedge. Prior to the date of designation of the Cross-Currency Swap, this hedging instrument was electively not designated as a hedge accounting because the change in fair value was intended to partially offset changes in the USD-BRL foreign currency component of the BRL denominated intercompany debt, which were recorded in earnings. Therefore, changes in fair value related to the USD-BRL Cross-Currency Swap are recorded in equity as part of other comprehensive income.

Also, on January 1, 2020 the Company assigned the loan agreement between Atento Luxco 1 and Atento Mexico Holdco as permanent in equity, with its maturities to be renewed per indefinite time, since the repayment is neither planned nor likely to occur in the foreseeable future. Therefore, changes in fair value related to the USD-MXN exchange rate are now recorded in equity as part of other comprehensive income.

Translation differences

Translation differences reflect the differences arising on account of exchange rate fluctuations when converting the net assets of fully consolidated foreign companies from local currency into Atento Group's presentation currency (U.S. dollars).

Stock-based compensation

a) Description of share-based payment arrangements

The 2017 Plan

On July 3, 2017, Atento granted a new share-based payment arrangement to directors, officers and other employees, for the Company and its subsidiaries:

1. Time Restricted Stock Units ("RSU") (equity settled)

• Grant date: July 3, 2017

• Amount: 886,187 RSUs

• Vesting period: 100% of the RSUs vest on January 2, 2020

• There are no other vesting conditions

The 2018 Plan

On July 2, 2018, Atento granted a new share-based payment arrangement to directors, officers and other employees, for the Company and its subsidiaries. The share-based payment had the following arrangements:

1. Time Restricted Stock Units ("RSUs") (equity settled)

• Grant date: July 2, 2018

• Amount: 1,065,220 RSUs

• Vesting period: 100% of the RSUs vests on January 4, 2021

• There are no other vesting conditions

As of January 4, 2019, a total of 1,161,870 TRSUs vested, which is composed of 1,109,338 RSUs of the 2016 Plan granted on July 1, 2016, 29,300 RSUs of the Board of directors plan granted on May 31, 2017 and June 3, 2017, and 23,232 RSUs of the Board of directors plan granted on April 19, 2018.

The 2019 Plan – Board and Extraordinary

On March 1, 2019, Atento granted a new share-based payment arrangement to Board directors and an Extraordinary Grant for a total in a one-time award with a one-year vesting period.

1. Time Restricted Stock Units ("RSU") (equity settled)

• Grant date: March 1, 2019

• Amount: 109,785 and 704,057 RSUs

• Vesting period: 100% of the RSUs vests on January 2, 2020

• There are no other vesting conditions

As of January 2, 2020, a total of 813,842 TRSUs vested.

The 5 Years Plan

On March 1, 2019, Atento granted a new share-based payment arrangement to Board directors (a total of 238,663 RSUs) in a one-time award with a five-year vesting period of 20% each year.

1. Time Restricted Stock Units ("RSU") (equity settled)

- Grant date: March 1, 2019
- Amount: 238,663 RSUs
- Vesting period: 20% of the RSUs each year beginning on January 2, 2020 and last vested on January 4, 2024.
- There are no other vesting conditions

The 2019 Plan

On June 3, 2019, Atento granted a new share-based payment arrangement to directors, officers and other employees, for the Company and its subsidiaries. The share-based payment had the following arrangements:

1. Time Restricted Stock Units ("RSU") (equity settled)

- Grant date: June 3, 2019
- Amount: 2,560,666 RSUs
- Vesting period: 100% of the RSUs vests on January 3, 2022
- There are no other vesting conditions

As of January 2, 2020, a total of 1,305,065 TRSUs vested, which is composed of 443,490 RSUs of the 2017 Plan granted on July 3, 2017, 109,785 RSUs of the Board of directors Plan granted on March 1, 2019, 704,057 RSUs of the Board and Extraordinary Plan granted on March 1, 2019 and 47,733 RSUs of the 20% of the 5 Years Plan granted on March 1, 2019.

The 2020 Plan – Board and Extraordinary

On March 2, 2020, Atento granted a new share-based payment arrangement to Board directors and an Extraordinary Grant for a total in a one-time award with a one-year vesting period.

1. Time Restricted Stock Units ("RSU") (equity settled)

- Grant date: March 2, 2020
- Amount: 153,846 and 16,722 RSUs
- Vesting period: 100% of the RSUs vests on January 4, 2021
- There are no other vesting conditions

On August 3, 2020, Atento granted a new share-based payment arrangement to directors, officers and other employees, for the Company and its subsidiaries. The share-based payment is composed by Stock Options with the following arrangements:

1. Stock Options ("SOP")

- Grant date: August 3, 2020
- Amount: 1,524,065 SOPs
- Vesting period: 1/3 each year (August 3, 2021, August 3, 2022 and August 3, 2023)
- Expiration date: 4.5 years since the grant date or on February 3, 2025
- There are no other vesting conditions

On August 3, 2020, Atento granted a new share-based payment arrangement to directors, officers and other employees, for the Company and its subsidiaries. This payment is composed by a Long-Term Performance Award with the following arrangements:

2. Long-Term Performance Award

- Grant date: August 3, 2020
- Amount: USD 4,305,100
- *Matching shares Amount: USD 2,152,550
- Vesting conditions: linked to the degree of achievement of the objective – 3-year average EBITDA margin (external view / as reported) on August 3, 2023 and the possibility to opt to receive part of this incentive in shares – at least 50% (*with a 3-year holding restriction condition until August 2026 to be eligible to receive the additional matching shares)
- There are no other vesting conditions

On August 3, 2020, Atento granted a new share-based payment arrangement to directors as an Extraordinary Grant for a total in a one-time award with a three-year vesting period.

On August 3, 2020, Atento granted a new share-based payment arrangement to directors as an Extraordinary Grant for a total in a one-time award with a three-year vesting period.

1. Stock Options ("SOP")

- Grant date: August 3, 2020
- Amount: 195,000 SOPs
- Vesting period: 100% of the SOPs vests on August 3, 2023
- There are no other vesting conditions

b) Measurement of fair value

The fair value of the RSUs, for all arrangements, has been measured using the Black-Scholes model. For all arrangements are equity settled and the fair value of RSUs is measured at grant date and not remeasured subsequently.

The inputs used in the measurement of the fair values at the grant date of the 2020 Plan – Board and Extraordinary are presented below:

The 2019 Plan – 5 Years:

	Time RSU	Comments
Variable		
Stock price (USD)	3.96	Stock price of Atento S.A. in USD at grant date March 1, 2019
Strike price (USD)	0.01	For valuation purposes set to 0.01
Time (years)	5	Time to vest as per the contract

The Time RSU reflects the fact that 20% of the RSUs each year beginning on January 2, 2020 and last vested on January 2, 2024.

The 2019 Plan:

	Time RSU	Comments
Variable		
Stock price (USD)	2.66	Stock price of Atento S.A. in USD at grant date June 3, 2019
Strike price (USD)	0.01	For valuation purposes set to 0.01
Time (years)	2.5	Time to vest as per the contract
Risk free rate	1.77%	USD risk free rate obtained from Bloomberg
Expected volatility	26.74%	Assumption is made to base volatility on the average volatility of main competitors because Atento S.A. itself is listed in October 2014
Dividend yield	0.01%	Assumption is made here that no dividends will be paid out as this is not in the line of expectations
Value RSU in USD	2.65	

The Time RSU reflects the fact that 100% of the Time RSUs will vest on January 3, 2022.

The 2020 Plan – Board and Extraordinary:

	Time RSU	Comments
Variable		
Stock price (USD)	2.99	Stock price of Atento S.A. in USD at grant date March 2, 2020
Strike price (USD)	0.01	For valuation purposes set to 0.01
Time (years)	1	Time to vest as per the contract

The Time RSU reflects the fact that 100% of the Time RSUs will vest on January 4, 2021.

	Stock Options (SOP)	Comments
Variable		
Stricke price (USD)	8.35	Strike price of Atento S.A. in USD at grant date August 3, 2020
Time (years)	3	Time to vest as per the contract 1/3 each year for 2020 Plan
Time (years)	3	Time to vest as per the contract for Extraordinary SOP

c) Outstanding RSUs

On July 28, 2020, a Reverse Share Split occurred according to the Company's Extraordinary General Meeting of Shareholders. The Company's shareholders have approved a conversion of the Company's entire share capital of 75,406,357 ordinary shares into 15,000,000 ordinary shares, without nominal value, using a ratio of conversion of 5.027090466672970, impacting in the number of RSUs agreed in the signed contract on the Grant date of the plans in force until that time.

As of December 31, 2020, there are 105,728 Time RSUs outstanding related to 2018 Grant, 37,981 Time RSUs outstanding related to 2019 – Plan 5Y Grant, 424,373 Time RSUs outstanding related to 2019 Grant and 30,604 and 3,327 Time RSUs outstanding related to 2020 Board and Extraordinary Grant. Holders of RSUs will receive the equivalent in shares of Atento S.A. without cash settlement of stock values when the RSUs vest.

The 2017 Plan	Time RSU
Outstanding December 31, 2019	**443,490**
Vested	(443,490)
Outstanding December 31, 2020	-

The 2018 Plan	Time RSU
Outstanding December 31, 2019	**647,215**
Forfeited (*)	(115,830)
Outstanding December 31, 2020	**531,385**
Outstanding December 31, 2020 after Reverse Split (**)	**105,728**

The 2019 Plan – Board and Extraordinary	Time RSU
Outstanding December 31, 2019	**813,842**
Vested	(813,842)
Outstanding December 31, 2020	-

The 2019 Plan – 5 Years	Time RSU
Outstanding December 31, 2019	**238,663**
Vested	(47,733)
Outstanding December 31, 2020	**190,930**
Outstanding December 31, 2020 after Reverse Split (**)	**37,981**

The 2019 Plan	Time RSU
Outstanding December 31, 2019	**2,622,843**
Forfeited (*)	(484,401)
Outstanding December 31, 2020	**2,138,442**
Outstanding December 31, 2020 after Reverse Split (**)	**424,373**

The 2020 Plan – Board and Extraordinary	Time RSU
Outstanding December 31, 2019	**170,568**
Forfeited (*)	-
Outstanding December 31, 2020	**170,568**
Outstanding December 31, 2020 after Reverse Split (**)	**33,931**

The 2020 Plan – Stock Option	SOP
Granted August 3, 2020	**1,524,065**
Forfeited (*)	(16,547)
Outstanding December 31, 2020	**1,507,518**

The 2020 Plan – Performance Award	Performance Award
Granted August 3, 2020	**4,305,100**
Forfeited (*)	(48,800)
Outstanding December 31, 2020	**4,256,300**

The 2020 Plan – Performance Award (Potential Matching Shares)	SOP (Matching Shares)
Calculated by August 3, 2020	**2,152,550**
Forfeited (*)	(24,400)
Outstanding December 31, 2020	**2,128,150**

The 2020 Plan – Extraordinary SOP	SOP
Granted August 3, 2020	**195,000**
Forfeited (*)	-
Outstanding December 31, 2020	**195,000**

(*) RSUs are forfeited during the year due to employees failing to satisfy the service conditions.
(**) Number of RSUs converted by the ratio of 5.027090466672970.

The 2017 Plan

	Time RSU						
Country	**Balance December 31, 2018**	**Transfer**	**Forfeited**	**Vested**	**Balance December 31, 2019**	**Vested**	**Balance December 31, 2020**
Brazil	71,497	-	-	-	71,497	(71,497)	-
Chile	66,028	-	-	-	66,028	(66,028)	-
Spain	69,398	43,915	(41,418)	-	71,895	(71,895)	-
United States	608,770	(43,915)	(95,718)	(235,067)	234,070	(234,070)	-
Total	**815,693**	-	**(137,136)**	**(235,067)**	**443,490**	**(443,490)**	-

The 2018 Plan

	Time RSU							
Country	**Balance December 31, 2018**	**Transfer**	**Forfeited**	**Vested**	**Balance December 31, 2019**	**Forfeited**	**Balance December 31, 2020**	**Balance December 31, 2020 after Reverse Split (*)**
Argentina	27,244	-	-	-	27,244	-	27,244	5,420
Brazil	282,743	(3,680)	(58,962)	-	220,101	(20,352)	199,749	39,743
Chile	70,009	-	(4,195)	-	65,814	(14,471)	51,343	10,216
Colombia	21,049	-	-	-	21,049	-	21,049	4,188
Spain	105,168	68,591	(48,864)	-	124,895	(1,279)	123,616	24,597
Mexico	60,736	-	(5,025)	-	55,711	(45,215)	10,496	2,090
Peru	20,306	-	-	-	20,306	(15,010)	5,296	1,054
United States	472,965	(64,911)	(195,595)	(100,364)	112,095	(19,503)	92,592	18,420
Total	**1,060,220**	-	**(312,641)**	**(100,364)**	**647,215**	**(115,830)**	**531,385**	**105,728**

The 2019 Plan – Board and Extraordinary

Country	Time RSU				
	Balance December 31, 2018	Granted	Balance December 31, 2019	Vested	Balance December 31, 2020
United States	-	813,842	813,842	(813,842)	-
Total	**-**	**813,842**	**813,842**	**(813,842)**	**-**

The 2019 Plan – 5 Year

Country	Time RSU					
	Balance December 31, 2018	Granted	Balance December 31, 2019	Vested	Balance December 31, 2020	Balance December 31, 2020 after Reverse Split (*)
Atento Luxembourg	-	238,663	238,663	(47,733)	190,930	37,981
Total	**-**	**238,663**	**238,663**	**(47,733)**	**190,930**	**37,981**

The 2019 Plan

Country	Time RSU							
	Balance December 31, 2018	Granted	Additional Grant	Forfeited	Balance December 31, 2019	Forfeited	Balance December 31, 2020	Balance December 31, 2020 after Reverse Split (*)
Argentina	-	108,352	-	-	108,352	-	108,352	21,555
Brazil	-	889,108	400,000	(174,050)	1,115,058	(46,731)	1,068,327	211,489
Chile	-	147,021	-	(9,825)	137,196	(84,700)	52,496	10,443
Colombia	-	53,972	-	-	53,972	-	53,972	10,737
Spain	-	478,473	133,212	(112,838)	498,847	(9,456)	489,391	97,357
Guatemala	-	-	100,000	-	100,000	-	100,000	8,219
Mexico	-	219,963	-	(5,471)	214,492	(173,185)	41,307	7,744
Peru	-	61,175	-	-	61,175	(22,250)	38,925	19,893
United States	-	602,602	-	(268,851)	333,751	(148,079)	185,672	36,936
Total	**-**	**2,560,666**	**633,212**	**(571,035)**	**2,622,843**	**(484,401)**	**2,138,442**	**424,373**

The 2020 Plan – Board and Extraordinary

Country	Time RSU			
	Balance December 31, 2019	Granted	Balance December 31, 2020	Balance December 31, 2020 after Reverse Split (*)
United States	-	16,722	16,722	3,327
Total	**-**	**16,722**	**16,722**	**3,327**

The 2020 Plan – Board and Extraordinary

Country	Time RSU			
	Balance December 31, 2019	Granted	Balance December 31, 2020	Balance December 31, 2020 after Reverse Split (*)
Atento Luxembourg	-	153,846	153,846	30,604
Total	**-**	**153,846**	**153,846**	**30,604**

The 2020 Plan – Stock Option	SOP				
Country	**Balance December 31, 2019**	**Granted**	**Transfer**	**Forfeited**	**Balance December 31, 2020**
Argentina	-	49,355	-	-	49,355
Brazil	-	419,138	-	(16,547)	402,591
Colombia	-	21,242	-	-	21,242
Spain	-	226,740	-	-	226,740
Mexico	-	38,472	-	-	38,472
Peru	-	19,439	(8,058)	-	11,381
Chile	-	-	8,058	-	8,058
Guatemala	-	63,456	-	-	63,456
El Salvador	-	1,611	-	-	1,611
United States	-	684,612	-	-	684,612
Total	-	**1,524,065**	-	**(16,547)**	**1,507,518**

The 2020 Plan – Performance Award	Performance Award				
Country	**Balance December 31, 2019**	**Granted**	**Transfer**	**Forfeited**	**Balance December 31, 2020**
Argentina	-	152,500	-	-	152,500
Brazil	-	1,693,200	-	(48,800)	1,644,400
Colombia	-	158,200	-	-	158,200
Spain	-	972,200	-	-	972,200
Mexico	-	194,500	-	-	194,500
Peru	-	156,800	(60,000)	-	96,800
Chile	-	-	60,000	-	60,000
Guatemala	-	157,500	-	-	157,500
El Salvador	-	16,000	-	-	16,000
United States	-	804,200	-	-	804,200
Total	-	**4,305,100**	-	**(48,800)**	**4,256,300**

The 2020 Plan – Performance Award (Potential Matching Shares)	SOP (Matching Shares)				
Country	**Balance December 31, 2019**	**Granted**	**Transfer**	**Forfeited**	**Balance December 31, 2020**
Argentina	-	76,250	-	-	76,250
Brazil	-	846,600	-	(24,400)	822,200
Colombia	-	79,100	-	-	79,100
Spain	-	486,100	-	-	486,100
Mexico	-	97,250	-	-	97,250
Peru	-	78,400	(30,000)	-	48,400
Chile	-	-	30,000	-	30,000
Guatemala	-	78,750	-	-	78,750
El Salvador	-	8,000	-	-	8,000
United States	-	402,100	-	-	402,100
Total	-	**2,152,550**	-	**(24,400)**	**2,128,150**

The 2020 Plan – Extraordinary SOP	Time RSU		
Country	**Balance December 31, 2019**	**Granted**	**Balance December 31, 2020**
Brazil	-	195,000	195,000
Total	**-**	**195,000**	**195,000**

(*) Number of RSUs converted by the ratio of 5.027090466672970.

d) Impacts in Profit or Loss

In 2020, 4,723 thousand U.S. dollars (7,302 thousand U.S. dollars in 2019) related to stock-based compensation were recorded as employee benefit expenses.

20) TAX MATTERS

a) Income tax

The reconciliation between the income tax expense that would result in applying the statutory tax rate and the income tax expense recorded is as follow:

	Thousands of U.S. dollars	
	For the years ended December 31,	
	2019	**2020**
Profit/(loss) before income tax	**(44,475)**	**(42,101)**
Income tax applying the statutory tax rate	11,726	6,694
Permanent differences	(78)	(175)
Adjustments due to international tax rates	(4,718)	(1,018)
Tax credits / Withholding Tax of Spanish Branches	(4,705)	(4,661)
DTA write off	(38,639)	(5,291)
Other adjustments	196	(328)
Total income tax expense	**(36,218)**	**(4,779)**

Permanent differences in 2020 are mainly related to non-deductible expenses in Brazil, Spain and Mexico.

The breakdown of the Atento Group's income tax expense is as follow:

	Thousands of U.S. dollars	
	For the years ended December 31,	
	2019	**2020**
Current tax expense	(20,438)	(22,797)
Deferred tax	(15,780)	18,018
Total income tax expense	**(36,218)**	**(4,779)**

b) Deferred tax assets and liabilities

Details of deferred tax assets and liabilities at December 31, 2019 and 2020 are as follow:

	Thousands of U.S. dollars	
	2019	2020
Deferred tax assets		
Tax loss carryforwards	32,743	36,546
Tax credits	4,575	7,336
Tax credits - IFRS 16	-	950
Deferred tax assets from temporary differences		
Litigations provisions	10,903	4,478
Financial costs	7,942	(426)
Fixed Assets	6,371	11,639
Operating provisions and others	37,097	41,830
Total deferred tax assets	**99,631**	**102,353**
Deferred tax liabilities		
Intangible assets – PPA	(19,040)	(9,917)
Others	(1,338)	(1,586)
Total deferred tax liabilities	**(20,378)**	**(11,503)**
Balance at December 31, 2020 (*)		**90,850**

(*) DTA assets/liabilities were offset by the entity that has the legal right to settle the tax amounts on a net basis.

The deferred tax not recognized as of December 31, 2020 is 33,249 thousand of U.S. dollars (22,532 thousand of U.S. dollars in December 31, 2019).

The temporary differences associated with investments in the Atento's subsidiaries, for which a deferred tax liability has not been recognized, aggregate to 4,526 thousand of U.S. dollars. Atento has determined that the undistributed profits of its subsidiaries, joint venture or associate will not be distributed in the foreseeable future.

The breakdown and balances of deferred tax assets and deferred tax liabilities at December 31, 2019 and 2020 are as follow:

	Thousands of U.S. dollars				
		Income Statement			
	Balance at 12/31/2018	Increases	Decreases	Translation differences	Balance at 12/31/2019
DEFERRED TAX ASSETS	**125,163**	**43,128**	**(69,768)**	**1,108**	**99,631**
Unused tax losses (*)	23,414	25,955	(20,967)	4,341	32,743
Unused tax credits	3,935	6,002	(3,833)	(1,529)	4,575
Deferred tax assets (temporary differences) (**)	97,814	11,171	(44,968)	(1,704)	62,313
DEFERRED TAX LIABILITIES	**(30,221)**	**(1,561)**	**3,563**	**7,841**	**(20,378)**
Deferred tax liabilities (temporary differences)	(30,221)	(1,561)	3,563	7,841	(20,378)

(*) Tax credits for loss carryforwards.
(**) The decrease is mainly due to DTA write off.

	Thousands of U.S. dollars				
	Balance at 12/31/2019	Income Statement		Translation differences	Balance at 12/31/2020
		Increases	Decreases		
DEFERRED TAX ASSETS	**99,631**	**31,605**	**(13,010)**	**(15,873)**	**102,353**
Unused tax losses (*)	32,743	3,545	(5,123)	5,381	36,546
Unused tax credits	4,575	2,027	(120)	855	7,337
Deferred tax assets (temporary differences) (**)	62,313	26,033	(7,767)	(22,109)	58,470
DEFERRED TAX LIABILITIES	**(20,378)**	**(735)**	**159**	**9,451**	**(11,503)**
Deferred tax liabilities (temporary differences)	(20,378)	(735)	159	9,451	(11,503)

(*) Tax credits for loss carryforwards.
(**) The increase is mainly due to the constitution of DTA related to Financial Interests in the Spanish Entities.

There is no expectation of distribute future dividends until this report date. Dividends distribution must be subject to Board approval, and will depend on the Company's future earnings, cash flow, financial condition, financial covenants and other relevant factors.

c) Taxes recoverable/payables

Details of taxes recoverable and payables at December 31, 2019 and 2020 are as follow:

	Thousands of U.S. dollars As of December 31,	
Recoverable	2019	2020
Non-current		
Indirect taxes	5,650	4,815
	5,650	**4,815**
Current		
Indirect taxes	17,819	29,340
Other taxes	6,845	7,454
	24,664	**36,794**
Income tax	28,709	25,764
Total	**59,023**	**67,373**

	Thousands of U.S. dollars As of December 31,	
Payables	2019	2020
Non-current		
Social security	2,754	1,893
	2,754	**1,893**
Current		
Indirect taxes	35,370	38,026
Other taxes	58,395	59,078
	93,765	**97,104**
Income tax	12,671	16,838
Total	**109,190**	**115,835**

21) PROVISIONS AND CONTINGENCIES

Movements in provisions in 2019 and 2020 are as follow:

	Thousands of U.S. dollars						
	12/31/2018	Additions	Payments	Reversal	Transfers	Translation differences	12/31/2019
Non-current							
Provisions for liabilities	24,537	21,769	(12,745)	(8,500)	-	(766)	24,295
Provisions for taxes	16,871	3,275	(386)	(9,830)	-	(536)	9,394
Provisions for dismantling	8,430	1,464	-	-	-	(295)	9,599
Other provisions	1,336	4,658	(27)	(226)	(296)	(407)	5,038
Total non-current	**51,174**	**31,166**	**(13,158)**	**(18,556)**	**(296)**	**(2,004)**	**48,326**
Current							
Provisions for liabilities	9,020	16,249	(12,728)	(56)	1	(953)	11,533
Provisions for taxes	2,455	9	(474)	(8)	-	20	2,002
Provisions for dismantling	60	27	-	(59)	296	(10)	314
Other provisions	7,515	4,878	(6,925)	-	(1)	(545)	4,922
Total current	**19,050**	**21,163**	**(20,127)**	**(123)**	**296**	**(1,488)**	**18,771**

	Thousands of U.S. dollars						
	12/31/2019	Additions	Payments	Reversal	Transfers	Translation differences	12/31/2020
Non-current							
Provisions for liabilities	24,295	15,709	(9,836)	(7,030)	-	(4,973)	18,165
Provisions for taxes	9,394	12,441	(103)	(1,764)	-	(1,997)	17,971
Provisions for dismantling	9,599	579	(97)	-	-	(1,702)	8,379
Other provisions	5,038	403	(64)	(1,600)	78	(2,753)	1,102
Total non-current	**48,326**	**29,132**	**(10,100)**	**(10,394)**	**78**	**(11,425)**	**45,617**
Current							
Provisions for liabilities	11,533	14,769	(1,689)	(9,096)	-	(807)	14,710
Provisions for taxes	2,002	29	-	-	-	(106)	1,925
Provisions for dismantling	314	2	-	(120)	(78)	(94)	24
Other provisions	4,922	4,116	(2,506)	(1,564)	-	248	5,216
Total current	**18,771**	**18,916**	**(4,195)**	**(10,780)**	**(78)**	**(759)**	**21,875**

"Provisions for liabilities" primarily relate to provisions for legal claims underway in Brazil. Atento Brasil S.A. has made payments in escrow related to legal claims from ex-employees, amounting to 38,823 thousand U.S. dollars and 26,763 thousand U.S. dollars as of December 31, 2019 and 2020, respectively. Also, the variation of the period was impacted by the Brazilian Reais and Argentinian Peso depreciations against the U.S. dollar.

"Provisions for taxes" mainly relate to probable contingencies in Brazil with respect to social security payments and other taxes, which are subject to interpretations by tax authorities. Atento Brasil S.A. has made payments in escrow related to taxes claims of 3,468 thousand U.S. dollars and 2,393 thousand U.S. dollars as of December 31, 2019 and 2020, respectively.

The amount recognized under "Provision for dismantling" corresponds to the necessary cost of dismantling of the installations held under operating leases to bring them to its original condition.

As of December 31, 2020, lawsuits outstanding in the courts were as follows:

Brazil

At December 31, 2020, Atento Brasil was involved in 9,208 labor-related disputes (9,408 labor disputes as of December 31, 2019), being 9,054 of labor massive and 41 of outliers and others, filed by Atento's employees or ex-employees for various reasons, such as dismissals or claims over employment conditions in general. The total amount of the main claims classified as possible was 33,598 thousand U.S. dollars (62,514 thousand U.S. dollars on December 31, 2019), of which 18,916 thousand U.S. dollars Labor Massive-related, 1,553 thousand U.S. dollars Labor Outliers-related and 13,128 thousand U.S. dollars Special Labor cases related.

On December 31, 2020, the subsidiary RBrasil Soluções S.A. holds contingent liabilities of labor nature classified as possible in the amount of 62 thousand U.S. dollars.

On December 31, 2020, the subsidiary Interfile holds contingent liabilities of labor nature and social charges classified as possible in the amount of 294 thousand U.S. dollars.

As of December 31, 2020, Atento Brasil S.A. is party to 10 civil lawsuits ongoing for various reasons (5 on December 31, 2019) which, according to the Company's external attorneys, materialization of the risk event is possible. The total amount of the claims is 3,464 thousand U.S. dollars (2,365 thousand U.S. dollars on December 31, 2019).

As of December 31, 2020, the subsidiary RBrasil Soluções S.A. holds 24 civil lawsuits ongoing for various reasons classified as possible in the amount of 34 thousand U.S. dollars.

On December 31, 2020, the subsidiary Interfile holds 4 civil lawsuits ongoing for various reasons classified as possible in the amount of 112 thousand U.S. dollars.

As of December 31, 2020 Atento Brasil is party to 42 disputes ongoing with the tax authorities and social security authorities for various reasons relating to infraction proceedings filed (29 on December 31, 2019) which, according to the Company's external attorneys, materialization of the risk event is possible. The total amount of these claims is 38,198 thousand U.S. dollars (36,508 thousand U.S dollars on December 31, 2019).

In March 2018, Atento Brasil S.A. an indirect subsidiary of Atento S.A. received a tax notice from the Brazilian Federal Revenue Service, related to Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL) for the period from 2012 to 2015, due to the disallowance of the expenses on tax amortization of goodwill the deductibility of certain financing costs originated of the acquisition of Atento Brasil S.A. by Bain Capital in 2012, and the withholding taxes on payments made to certain of our former shareholders.

The amount of the tax assessment from the Brazilian Federal Revenue Service, not including interest and penalties, was approximately 105,268 thousand U.S. dollars, and was assessed by the Company's outside legal counsel as possible loss. We disagree with the proposed tax assessment and we are defending our position, which we believe is meritorious, through applicable administrative and, if necessary, judicial remedies. On September 26, 2018, the Federal Tax Office issued a decision accepting the application of the statute of limitation on the withholding tax discussion. We and the Public Attorney appealed to the Administrative Tribunal (CARF). On February 11, 2020, CARF issued a partially favorable decision in favor of Atento, recognizing the application of the statute of limitation on the withholding tax discussion and reducing the penalty imposed. On September 18, 2020, the decision issued by CARF become final. Thus, the amount at stake, not including interest and penalties was reduced from 105,268 thousand U.S. dollars to 69,301 thousand U.S. dollars. Based on our interpretation of the relevant law, and based on the advice of our legal and tax advisors, we believe the position we have taken is sustainable. Consequently, no provisions are recognized regarding these proceedings.

Afterward of the issuance of the tax notice in March 2018, the Brazilian tax administration started a procedure to audit the Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL) of Atento Brasil S.A. for the period from 2016 to 2017. This tax audit was concluded on July 10, 2020 with the notification of a tax assessment that reject the deductibility of the above-mentioned financing expenses and the deductibility of the tax amortization of goodwill.

The tax assessment notified by the Brazilian Federal Revenue Service was approximately 59,955 thousand U.S. dollars, including penalties and interest. Company's external legal advisors considered 45,704 thousand U.S. dollars as possible loss while the remaining 14,244 thousand U.S. dollars was assessed as remote loss. The Company disagrees with the proposed tax assessment and the Company is defending its position, which believes is meritorious, through applicable administrative and, if necessary, judicial remedies.

On December 31, 2020, the subsidiaries Interfile and Interservicer hold 22 disputes with the tax authorities and social security authorities ongoing for various reasons classified as possible in the amount of 490 thousand U.S. dollars.

Spain

At December 31, 2020, Atento Teleservicios España S.A.U. including its branches and our other Spanish companies were party to labor-related disputes filed by Atento employees or former employees for different reasons, such as dismissals and disagreements regarding employment conditions. According to the Company's external lawyers, materialization of the risk event is possible for 950 thousand U.S. dollars.

Mexico

At December 31, 2020, Atento Mexico through its two entities (Atento Servicios, S.A. de C.V. and Atento Atencion y Servicios, S.A. de C.V.) is a party of labor related disputes filed by Atento employees that abandoned their employment or former employees that base their claim on justified termination reasons, totaling 12,997 thousand U.S. dollars (Atento Servicios, S.A. de C.V. 8,493 thousand U.S. dollars and Atento Atencion y Servicios, S.A. de C.V. 4,504 thousand U.S. dollars), according to the external labor law firm for possible risk labor disputes.

22) REVENUE AND EXPENSES

a) Revenue

The breakdown of revenue for the years ended December 31, 2019 and 2020 is as follow:

	Thousands of U.S. dollars	
	2019	**2020**
Revenue		
Services rendered	1,707,286	1,412,262
Total	**1,707,286**	**1,412,262**

b) Other operating income

Details of other operating income for the years ended December 31, 2019 and 2020 are as follow:

	Thousands of U.S. dollars	
	2019	**2020**
Other operating income		
Other operating income	2,612	4,486
Grants	1,165	878
Income from indemnities and other non-recurring income	601	199
Gain on disposal of data center	-	-
Gains on disposal of non-current assets	161	11
Total	**4,539**	**5,574**

c) Other gains and own work capitalized

Other gains and own work capitalized was 10,477 thousand U.S. dollars in the year ended December 31, 2019 mostly due to a specific agreement in 2019.

d) Supplies

Details of amounts recognized under "Supplies" during the years ended December 31, 2019 and 2020 are as follow:

	Thousands of U.S. dollars	
	2019	**2020**
Supplies		
Subcontracted services	16,044	25,994
Leases	15,097	14,678
Purchases of materials	3,061	4,266
Communications	13,718	11,488
Expenses with labor unions	1,951	797
Other	16,556	15,053
Total	**66,427**	**72,276**

e) Employee benefit expenses

Details of amounts recognized under "Employee benefit expenses" during the years ended December 31, 2019 and 2020 are as follow:

	Thousands of U.S. dollars	
	2019	**2020**
Employee benefit expenses		
Salaries and wages	946,752	788,297
Social security	120,353	101,911
Supplementary pension contributions	2,972	3,111
Termination benefits	36,065	24,262
Other welfare costs	194,889	142,827
Total	**1,301,031**	**1,060,408**

f) Depreciation and amortization

The depreciation and amortization expenses for the years ended December 31, 2019 and 2020 are as follow:

	Thousands of U.S. dollars	
	2019	**2020**
Depreciation and amortization		
Intangible assets (Note 6)	57,226	46,981
Property, plant and equipment (Note 9)	30,049	26,683
Right-of-use assets (Note 10)	53,507	47,256
Total	**140,782**	**120,920**

g) Other operating expenses

The breakdown of "Other operating expenses" for the years ended December 31, 2019 and 2020 is as follow:

	Thousands of U.S. dollars	
	2019	2020
Other operating expenses		
Services provided by third parties	156,868	106,526
Losses on disposal of fixed assets	352	316
Taxes other than income tax	9,494	11,610
Other management expenses	64	259
Total	**166,778**	**118,711**

Details of "Services provided by third parties" under "Other operating expenses" are as follow:

	Thousands of U.S. dollars	
	2019	2020
Services provided by third parties		
Leases (*)	18,029	13,202
Installation and maintenance	25,586	23,775
Lawyers and law firms	4,734	3,157
Tax advisory services	218	14
Consultants	17,805	11,584
Audits and other related services	1,628	1,187
Studies and work performed	62	126
Other external professional services	44,070	24,779
Publicity, advertising and public relations	6,677	3,556
Insurance premiums	547	1,517
Travel expenses	6,021	1,631
Utilities	25,790	17,736
Banking and similar services	2,307	971
Other	3,394	3,291
TOTAL	**156,868**	**106,526**

(*) For 2019 and 2020, the amount is related to contracts there are not under IFRS 16, related to the exemptions to short-term leases and lease of low-value assets.

The amounts recognized under "Consultants" and "Other external professional services" for the years ended December 31, 2019 and 2020 mainly refers to consulting and other costs in connection with efficiencies and costs reduction projects implemented in Brazil and EMEA.

h) Net finance expense

The breakdown of "Finance income" and "Finance costs" for the years ended December 31, 2019 and 2020 are as follow:

	Thousands of U.S. dollars	
	2019	**2020**
Finance income		
Interest from third parties and hyperinflationary adjustment in Argentina [(a)]	20,045	15,683
Total finance income	**20,045**	**15,683**
Finance costs		
Interest accrued to third parties	(65,680)	(66,719)
Discounts to the present value of provisions and other liabilities	(2,405)	(3,574)
Total finance costs [(b)]	**(68,085)**	**(70,293)**

(a) Contain a positive impact of 5,285 thousand of U.S. dollars for the year ended December 31, 2020 (15,787 thousand of U.S. dollars for the year ended December 31, 2019) due to the application of the IAS 29 Financial Reporting in Hyperinflationary Economies in Argentina. This impact is mainly explained by the effects of monetary correction on the goodwill generated on December 1, 2012, from the acquisition of the customer relationship management (CRM) business from Telefónica S.A.

(b) The increase in finance costs in 2019 and 2020 was mainly driven by 17,495 thousand of U.S. dollars and 14,435 thousand of U.S. dollars, respectively, from the application of IFRS 16 adopted in 2019.

The breakdown of "Change in fair value of financial instruments" and "Net foreign exchange gain/(loss)" is shown in the table below:

Thousands of U.S. dollars		2019	
	Gains	**Losses**	**Net**
Foreign exchange gains/(losses)			
Loans and receivables	1,822	261	**2,083**
Other financial transactions	15,634	(278)	**15,356**
Current transactions	194,611	(221,130)	**(26,519)**
Total	**212,067**	**(221,147)**	**(9,080)**

Thousands of U.S. dollars		2020	
	Gains	**Losses**	**Net**
Foreign exchange gains/(losses)			
Loans and receivables	6,805	(2,995)	**3,810**
Other financial transactions	16,385	(37,626)	**(21,241)**
Current transactions	32,607	(42,994)	**(10,387)**
Total	**55,797**	**(83,615)**	**(27,818)**

23) SEGMENT INFORMATION

The CEO is the Chief Operating Decision Maker ("CODM"). Management has determined the operating segments on the basis of the information reviewed by the CEO for the purposes of allocating resources and assessing performance. The results measurement used by the CEO to assess the performance of the Atento Group's segments is the EBITDA and Adjusted EBITDA (as defined below).

The CEO considers the business from the geographical perspective in the following areas:

- EMEA, which combines the activities carried out regionally in Spain.
- The Americas, which includes the activities carried out by the various Spanish-speaking companies in Mexico, Central and South America. It also includes transactions in the United States.
- Brazil, which is managed separately in view of its different language and major importance.

The Atento Group uses EBITDA to track the performance of its segments and to establish operating and strategic targets. Management believes that EBITDA and Adjusted EBITDA provides an important measure of the segment's operating performance because it allows management to evaluate and compare the segments' operating results, including their return on capital and operating efficiencies, from period to period by removing the impact of their capital structure (interest expenses), asset bases (depreciation and amortization), and tax consequences. EBITDA is defined as profit/(loss) for the period from continuing operations before net finance expense (which includes finance income, finance costs, change in fair value of financial instruments and net foreign exchange losses), income taxes and depreciation and amortization.

EBITDA is a commonly reported measure and are widely used among analysts, investors and other interested parties in the Atento Group's industry, although not a measure explicitly defined in IFRS, and therefore, may not be comparable to similar indicators used by other companies. EBITDA should not be considered as an alternative to the profit for the year as a measurement of our consolidated earnings or as an alternative to consolidated cash flow from operating activities as a measurement of our liquidity.

The following tables present financial information for the Atento Group's operating segments for the years ended December 31, 2019 and 2020 (in thousand U.S. dollars):

For the year ended December 31, 2019

	Thousands of U.S. dollars				
	EMEA	**Americas**	**Brazil**	**Other and eliminations**	**Total Group**
Sales to other companies	98,545	387,272	598,297	-	1,084,114
Sales to Telefónica Group	134,241	245,909	226,989	-	607,139
Sales to other group companies	22	26,933	2,022	(12,944)	16,033
Other operating income and expense	(215,821)	(629,380)	(730,427)	21,769	(1,553,859)
EBITDA	**16,987**	**30,734**	**96,881**	**8,825**	**153,427**
Depreciation and amortization	(15,791)	(48,951)	(75,769)	(271)	(140,782)
Operating profit/(loss)	**1,196**	**(18,217)**	**21,112**	**8,554**	**12,645**
Net finance expense	(1,414)	(5,612)	(46,504)	(3,590)	(57,120)
Income tax	(21,960)	(2,048)	7,392	(19,602)	(36,218)
Loss for the year	**(22,178)**	**(25,877)**	**(18,000)**	**(14,638)**	**(80,693)**
Capital expenditure	3,312	22,370	40,570	-	66,252
Intangible, Goodwill and PP&E	48,712	186,111	342,954	623	578,400
Allocated assets	388,416	557,822	711,563	(353,190)	1,304,611
Allocated liabilities	139,834	294,227	577,009	86,521	1,097,591

For the year ended December 31, 2020

	Thousands of U.S. dollars				
	EMEA	Americas	Brazil	Other and eliminations	Total Group
Sales to other companies	113,859	372,462	466,701	-	953,022
Sales to Telefónica Group	120,798	195,804	133,962	-	450,564
Sales to other group companies	5	13,772	8,732	(13,833)	8,676
Other operating income and expense	(219,313)	(529,440)	(531,181)	28,919	(1,251,015)
EBITDA	**15,349**	**52,598**	**78,214**	**15,086**	**161,247**
Depreciation and amortization	(12,551)	(44,856)	(63,220)	(293)	(120,920)
Operating profit	**2,798**	**7,742**	**14,994**	**14,793**	**40,327**
Net finance expense	(1,260)	(9,604)	(42,487)	(29,077)	(82,428)
Income tax	3,643	(8,076)	5,809	(6,155)	(4,779)
Profit/(loss) for the year	**5,181**	**(9,938)**	**(21,684)**	**(20,439)**	**(46,880)**
Capital expenditure	3,234	8,931	23,699	10	35,874
Intangible, Goodwill and PP&E	47,759	150,100	240,032	496	438,387
Allocated assets	400,010	545,587	539,222	(308,696)	1,176,123
Allocated liabilities	153,405	309,118	451,376	142,548	1,056,447

"Other and eliminations" includes activities of the intermediate holdings in Spain (Atento Spain Holdco, S.L.U.), Luxembourg holdings, as well as inter-group transactions between segments.

The breakdown of sales to customers by the main countries where the Atento Group operates is as follow:

	For the years ended December 31,	
	2019	2020
Country		
Spain	232,697	234,662
Other and eliminations (*)	112	-
EMEA	**232,809**	**234,662**
Argentina	98,237	67,905
Chile	99,881	82,188
Colombia	72,609	70,970
El Salvador	16,933	17,507
United States	43,640	62,262
Guatemala	11,620	6,232
Mexico	179,835	161,492
Peru	116,202	85,375
Puerto Rico	12,278	16,689
Uruguay	2,314	2,298
Panama	3,683	3,615
Nicaragua	3,864	3,314
Costa Rica	7,493	8,022
Other and eliminations (*)	(8,475)	(5,831)
Americas	**660,114**	**582,038**
Brazil	825,286	600,663
Other and eliminations (*)	2,022	8,732
Brazil	**827,308**	**609,395**
Other and eliminations (*)	**(12,945)**	**(13,833)**
Total revenue	**1,707,286**	**1,412,262**

(*) Includes holding company level revenues and consolidation adjustments.

The Atento Group signed a framework contract with Telefónica that expires on December 31, 2023 for Brazil and Spain representing the majority of Telefónica's business overall and December 31, 2021 expires for the other countries. In 2020, 31.8% of service revenue were generated from business with Telefónica Group companies (35.6% in 2019).

24) EARNINGS/(LOSS) PER SHARE

Basic earnings/(loss) per share is calculated by dividing the profit/(loss) attributable to equity owners of the Company by the weighted average number of ordinary shares outstanding during the periods as demonstrated below:

	Thousands of U.S. dollars	
	2019	**2020**
Result attributable to equity owners of the Company		
Atento's profit/(loss) attributable to equity owners of the parent (in thousands of U.S. dollars)	(81,306)	(46,880)
Weighted average number of ordinary shares (*)	14,446,297	14,082,904
Basic earnings/(loss) per share (in U.S. dollars) (*)	**(5.63)**	**(3.33)**

(*) As a consequence of the reverse share split occurred on July 28, 2020 as described in Note 19, weighted average number of ordinary shares was calculated by applying the ratio of conversion of 5.027090466672970 into the previous weighted average number of ordinary shares outstanding.

Diluted results per share are calculated by adjusting the weighted average number of ordinary shares outstanding to reflect the conversion of all dilutive ordinary shares. The weighted average number of ordinary shares outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same. The losses in the periods presented are anti-dilutive.

	Thousands of U.S. dollars	
	2019	**2020**
Result attributable to equity owners of the Company		
Atento's profit/(loss) attributable to equity owners of the parent (in thousands of U.S. dollars)	(81,306)	(46,880)
Potential increase in number of ordinary shares outstanding in respect of share-based plan	-	-
Adjusted weighted average number of ordinary shares (*)	14,446,297	14,082,904
Diluted earnings/(loss) per share (in U.S. dollars) (*) (1)	**(5.63)**	**(3.33)**

(*) As a consequence of the reverse share split occurred on July 28, 2020 as described in Note 19, adjusted weighted average number of ordinary shares was calculated by applying the ratio of conversion of 5.027090466672970 into the previous weighted average number of ordinary shares outstanding.

(1) As of December 31, 2019 and 2020, potential ordinary shares of 610,557 and 1,729,548, respectively, relating to the stock option plan were excluded from the calculation of diluted loss per share as the losses in the years are anti-dilutive.

25) COMMITMENTS

Guarantees

As of December 31, 2019 and 2020, the Atento Group has guarantees to third parties of 350,602 thousand U.S. dollars and 307,403 thousand U.S. dollars, respectively.

The transactions guaranteed and their respective amounts at December 31, 2019 and 2020 are as follow:

	Thousands of U.S. dollars	
	2019	2020
Guarantees		
Financial, labor-related, tax and rental transactions	152,297	119,356
Contractual obligations	198,283	187,962
Other	22	85
Total	**350,602**	**307,403**

The Company's directors do not believe that any contingencies will arise from these guarantees other than those already recognized.

The breakdown shown in the table above relates to guarantees extended by Atento Group companies, classified by purpose. Of these guarantees, the majority relate to commercial purposes and rental activities, the remaining guarantees relates to tax and labor proceedings.

26) RELATED PARTIES

The following table shows the breakdown of the total remuneration paid to the Atento Group's key management personnel in 2019 and 2020:

	Thousands of U.S. dollars	
	2019	2020
Salaries and variable remuneration	**11,104**	**6,137**
Salaries	5,828	2,359
Share-based compensation	4,173	2,493
Variable remuneration	1,103	1,285
Payment in kind	**793**	**289**
Medical insurance	177	77
Life insurance premiums	86	64
Other	530	148
Total	**11,897**	**6,426**

27) NUMBER OF EMPLOYEES

Average headcount

The average headcount in the Company in 2019 and 2020 and the breakdown by country is presented as follow:

	December 31,	
	2019	2020
Brazil	79,430	71,234
Central America	4,916	5,290
Chile	5,524	5,246
Colombia	8,843	9,011
Spain	12,267	12,457
Mexico	17,323	17,656
Peru	12,303	11,084
Puerto Rico	620	743
United States	408	355
Argentina and Uruguay	7,420	6,636
Corporate	75	93
Total	**149,129**	**139,805**

28) AUDITS FEES

The following table sets forth by category of service the total fees for services performed in 2019 and 2020 by our principal accountants, Ernst & Young Auditores Independentes S.S., including fees from member firms Ernst & Young.

	Thousands of U.S. dollars	
	2019	2020
Audit-fees (*)	1,341	1,327
Audit-related fees (**)	-	422
All other fees (***)	143	106
Total	**1,484**	**1,855**

All services and fees were pre-approved by the Audit Committee Chair.

(*) Audit fees: includes audit of the annual financial statements, the review of the Form 20-F Report filed with the Securities and Exchange Commission (SEC) and local statutory audits of subsidiaries of the Atento Group.

(**) Audit-related fees: includes fees related to issue comfort letters.

(***) Other fees in 2019 services related to support Atento on its contract management process. In 2020 related include service of evaluating industries key trends and potential strategic for the Brazilian market. The fees which were pre-approved by Audit Committee as determined by the section 201 and 202 of the Sarbanes Oxley Act.

29) SUBSEQUENT EVENTS

a) Vesting of stock option

On February 4, 2021, the Company vested the total of 149,154 TRSUs, issued by treasury shares.

b) Senior Secured Notes

On February 10, 2021, Atento Luxco 1 S.A., closed an offering of 500,000 thousand U.S. dollars aggregate principal amount of 8.0% Senior Secured Notes due February 10, 2026 in a private placement transaction.

On February 17, 2021, Atento Luxco 1 S.A. purchased 275,815 thousand U.S. dollars of its 6.125% Senior Secured Notes due 2022 in a tender offer. The notes were purchased at a price equal to 1,015.31 U.S. dollars per 1,000 U.S. dollars principal amount.

On February 18, 2021, Atento Luxco 1 S.A. redeemed the remainder 224,185 thousand U.S. dollars of its 6.125% Senior Secured Notes due 2022. The redemption price was equal to 1,015.31 U.S. dollars per 1,000 U.S. dollars principal amount, plus accrued and unpaid interest on the principal amount of the Notes, which was equal to 1,016.67 U.S. dollars per 1,000 U.S. dollars principal amount.

With these transactions, the Company completed the refinancing of all 500,000 thousand U.S. dollars aggregate principal amount of its 6.125% Senior Secured Notes due 2022, extending the Company's average life to 4.5 years from 1.5 years.

c) Bank Borrowings

On February 22, 2021, Atento Brasil rolled-over the bank credit certificate with Banco ABC Brasil for an amount of 50,000 thousand Brazilian Reais, until February 22, 2022, with an annual interest rate of CDI plus 2.75%.

On February 28, 2021, Atento Brasil rolled-over the bank credit certificate with Banco do Brasil for an amount of 30,000 thousand Brazilian Reais, until August 28, 2021, with an annual interest rate of CDI plus 2.65%.

d) Change in Registrant's Certifying Accountant

On March 15, 2021, the Company filed as Exhibit 99.1 to its Report on Form 6-K a notice and proxy statement with respect to the ordinary general meeting of shareholders, at which, among other things, shareholders of the Company will be asked to approve the appointment of Deloitte Touch Tohmatsu Auditores Independentes ("Deloitte") as independent auditor of the Company with respect to the financial year ending on December 31, 2021, to replace Ernst & Young Auditores Independentes S.S. ("E&Y") as independent auditor (réviseur d'entreprises agréé). The recommendation is subject to shareholder approval at the ordinary general meeting to be held on April 2, 2021. The appointment of Deloitte will take effect on April 2, 2021.

MANAGEMENT REPORT

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Atento S.A. ("Atento", the "Company", "we" or the "Organization") was formed as a direct subsidiary of Atalaya Luxco Topco S.C.A. ("Topco"). In April 2014, Topco also incorporated Atalaya Luxco PIKCo S.C.A. ("PikCo") and on May 15, 2014 Topco contributed to PikCo: (i) all of its equity interests in its then direct subsidiary, Atalaya Luxco Midco S.à.r.l. ("Midco"), the consideration for which was an allocation to PikCo's account "capital contributions not remunerated by shares" (the "Reserve Account") equal to €2 million, resulting in Midco becoming a direct subsidiary of PikCo; and (ii) all of its debt interests in Midco (comprising three series of preferred equity certificates (the "Original Luxco PECs")), the consideration for which was the issuance by PikCo to Topco of preferred equity certificates having an equivalent value. On May 30, 2014, Midco authorized the issuance of, and PikCo subscribed for, a fourth series of preferred equity certificates (together with the Original Luxco PECs, the "Luxco PECs").

On October 7, 2014, we completed our IPO and issued 4,819,511 ordinary shares at a price of $15.00 per share. As a result of the IPO, the Share Split and the Reorganization Transaction, we had 73,619,511 ordinary shares outstanding and owned 100% of the issued and outstanding share capital of Midco, as of November 9, 2015.

On August 4, 2015, our Board of Directors ("The Board") approved a share capital increase and issued 131,620 shares, increasing the number of outstanding shares to 73,751,131.

On July 28, 2016, the Board approved a share capital increase and issued 157,925 shares, increasing the number of outstanding shares to 73,909,056.

On November 6, 2018, the Board approved a share capital increase and issued 1,161,870 shares, increasing the number of outstanding shares to 75,070,926.

On January 18, 2019, the Board approved a share capital increase and issued 335,431 shares, increasing the number of outstanding shares to 75,406,357.

On July 28, 2020, an extraordinary shareholder's meeting approved the conversion of 75,406,357 ordinary shares without nominal value, representing the entire share capital of the Company, into 15,000,000 ordinary shares without nominal value using a ratio of conversion of 5.027090466672970, and subsequently amending article 5 of the articles of association of the Company.

Acquisition and Divestment Transactions

On September 2, 2016, the Company through its direct subsidiary Atento Brasil acquired 81.49%, the controlling interest of RBrasil Soluções S.A. (RBrasil).

On May 9, 2017, we announced an extended partnership with Itaú, a leading financial institution in Brazil, through which we will leverage the industry-leading capabilities of RBrasil and Atento Brasil S.A. ("Atento Brasil") to serve Itaú's increasing demand for end-to-end collections solutions, customer service and back office services.

On June 9, 2017, the Company, through its subsidiary, Atento Brasil, acquired 50.00002% of Interfile Serviços de BPO Ltda. and 50.00002% of Interservicer – Serviços em Crédito Imobiliário Ltda. (jointly, "Interfile"), a leading provider of BPO services and solutions, including credit origination, for the banking and financial services sector in Brazil. Through this acquisition, we expect to be able to expand our capabilities in the financial services segment, especially in credit origination, accelerate our penetration into higher value-added solutions, strengthen our leadership position in the Brazilian market and facilitate the expansion of our credit origination segment into other Latin American markets.

On June 30, 2017, we announced the signing of a strategic partnership and the acquisition of a minority stake in Keepcon, a leading provider of semantic technology-based automated customer experience management, through our subsidiary Contact US Teleservices Inc. The acquisition of a minority stake in Keepcon follows our overall strategy to develop and expand our digital capabilities. Our goal is to integrate all of our digital assets to generate additional value for clients and drive growth across verticals and geographies.

We aim to turn the business disruption generated by the digital revolution into differentiated customer experience solutions generating competitive advantages for customers. We expect that the investment in Keepcon by Atento will expand the artificial intelligence and automatization capabilities of our omnichannel platform.

On June 7, 2019, the Company acquired the minority interest corresponding to 18.51% of the shares of RBrasil, now holding 100% of the company's shares.

On May 17, 2019, the Company acquired the minority interest corresponding to 49.99998% of Interfile Serviços de BPO Ltda. and 49.99989% of Interservicer - Serviços em Crédito Imobiliário Ltda., now holding a 100% interest in these companies.

On June 23, 2019, Contact US Teleservices, Inc. signed with Keepcon a first amendment to the Put&Call option agreement. In addition to this, Atento Brasil, also signed an Offer Letter with Keepcon on October 29, 2019, for the provision of certain monitoring and classification services on processes of social media and other channels, through out 36 months as from the date of its signature.

Other Transactions

On August 10, 2017, Atento completed a refinancing transaction of its financing structure throughout its subsidiary Atento Luxco 1. The new financing structure included an offering of US$400.0 million aggregate principal amount of 6.125% Senior Secured Notes due 2022 (the "Offering"). Atento used the net proceeds from the Offering, together with cash on hand, to redeem all of the Issuer's outstanding 7.375% Senior Secured Notes due 2020 and all of the existing debentures due 2019 of its subsidiary Atento Brasil. The Senior Secured Notes are guaranteed on a senior secured basis by certain of Atento's wholly-owned subsidiaries on a joint and several basis.

On August 18, 2017, Atento filed a Form F-3 with the SEC, for the sake of up to $200,000,000 Ordinary Shares by Atento and 62,660,015 Ordinary Shares Offered by the selling shareholder. In consequence, the selling shareholder may offer and sell from time to time up to 62,660,015 of Ordinary Shares, covered by the Form F-3. These Ordinary Shares were offered in amounts, at prices and on terms to be determined at the time of their offering, if any.

On September 21, 2017, the Board of Directors approved a dividend policy for the Company with a goal of paying annual cash dividends pay-out in line with industry peers and practices. The declaration and payment of any interim dividends will be subject to approval of Atento's corporate bodies and will be determined based upon, amongst other things, Atento's performance, growth opportunities, cash flow, contractual covenants, applicable legal requirements and liquidity factors. The Board of Directors intends to review the dividend policy regularly and so accordingly is subject to change at any time.

On October 31, 2017, our Board of Directors declared a cash interim dividend with respect to the ordinary shares of $0.3384 per share paid on November 28, 2017 to shareholders of record as of the close on November 10, 2017.

On November 13, 2017, Atento filed a Supplemental Prospectus with the SEC, for the sale of Pikco of 12,295,082 ordinary shares. After the offering Pikco owns 48,520,671 ordinary shares in Atento, representing 64.34% of the outstanding shares.

On July 26, 2018, our Board of Directors approved the share buyback program. We estimated a repurchased amount of 30 million US. Dollars to be concluded in up to 12 months. The total shares repurchased was 1,106,158 corresponding to $8.2 million.

On April 4, 2019 Atento Luxco 1 S.A., a wholly-owned subsidiary of Atento S.A., closed an offering of an additional US$100 million aggregate principal amount of its 6.125% Senior Secured Notes due 2022 in a private placement transaction. The Additional Notes were offered as additional notes under the indenture, dated as of August 10, 2017, pursuant to which the Issuer previously issued US$400 million aggregate principal amount of its 6.125% Senior Secured Notes due 2022.

On February 4, 2020, a general meeting of shareholders of the Company approved a new authorization by the general meeting of the Company to the Board of Directors of the Company to acquire its own fully paid-up shares on the New York Stock Exchange or any other exchange without making an acquisition offer to the shareholders of the Company, for a period of 5 years, for a maximum number of shares to be acquired, which shall be up to 30% of the Company's share capital, at a redemption price per share which shall represent (i) not less than 50% of the lowest closing price per share and (ii) not more than 50% above the highest closing price per share, in each case as reported by the New York edition of the Wall Street Journal, or, if not reported therein, any other authoritative sources to be selected by the Board of Directors of the Company over the ten (10) trading days preceding the date of the purchase of the shares (or the date of the commitment to purchase the shares).

On May 6, 2020, Atento S.A. (the "Company") announced the arrangements to facilitate HPS Investment Partners, LLC and certain of its affiliates' (collectively, "HPS"), GIC's, and an investment fund affiliated with Farallon Capital Management, L.L.C. ("Farallon")'s (collectively, the "Institutional Investors") acquisition of ordinary shares of the Company currently held indirectly by Bain Capital in exchange for senior PIK notes currently held by the Institutional Investors (the "Transaction"). Following the completion of certain regulatory conditions, including antitrust filings in Brazil and Mexico, the Director Nomination Agreements, each dated May 6, 2020, by and between the Company and each of HPS, GIC and Farallon (each, a "Director Nomination Agreement"), and the Registration Rights Agreement, dated May 6, 2020, by and among the Company, HPS, GIC and Farallon (the "Registration Rights Agreement"), have become effective as of June 22, 2020. Atento will also terminate the existing registration rights agreement, dated as of October 6, 2014, by and between the Company and Atalaya Luxco Pikco S.C.A., which has become effective upon completion of the Transaction on June 22, 2020.

Exchange Rate Information

In this Report, all references to "U.S. dollar" and "$" are to the lawful currency of the United States and all references to "euro" or "€" are to the single currency of the participating member states of the European and Monetary Union of the Treaty Establishing the European Community, as amended from time to time. In addition, all references to Brazilian Reais (BRL), Mexican Peso (MXN), Chilean Peso (CLP), Argentinean Peso (ARS), Colombian Peso (COP) and Peruvian Nuevos Soles (PEN) are to the lawful currencies of Brazil, Mexico, Chile, Argentina, Colombia and Peru, respectively.

The following table shows the exchange rates of the U.S. dollar to these currencies for the years and dates indicated as reported by the relevant central banks of the European Union and each country, as applicable.

	2019			2020	
	Average	December 31		Average	December 31
Euro (EUR)	0.89	0.89	0.88	0.81	0.89
Brazil (BRL)	3.94	4.03	5.15	5.20	3.94
Mexico (MXN)	19.25	18.86	21.49	19.91	19.25
Colombia (COP)	3,281.35	3,277.14	3,694.46	3,432.50	3,281.35
Chile (CLP)	702.77	744.62	792.17	711.24	702.77
Peru (PEN)	3.34	3.32	3.50	3.62	3.34
Argentina (ARS)	48.22	59.89	70.64	84.15	48.22

PRESENTATION OF FINANCIAL INFORMATION

We present our historical financial information under International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (the "IASB") as adopted by the European Union ("EU") for the periods herein presented.

Rounding

Certain numerical figures set out in this Annual Report, including financial data presented in millions or thousands and percentages, have been subject to rounding adjustments, and, as a result, the totals of the data in this Annual Report may vary slightly from the actual arithmetic totals of such data. Percentages and amounts reflecting changes over time periods relating to financial and other data set forth in "Summary Consolidated Historical Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" are calculated using the numerical data in the financial statements or the tabular presentation of other data (subject to rounding) contained in this Annual Report, as applicable, and not using the numerical data in the narrative description thereof.

SUMMARY CONSOLIDATED HISTORICAL FINANCIAL INFORMATION

The following tables present a summary of the consolidated historical financial information for the periods as of the dates indicated and should be read in conjunction with the section of this document entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Selected Historical Financial Information" included elsewhere in this document.

($ in millions)	As of and for the year ended December 31, 2019	As of and for the year ended December 31, 2020	Change (%)	Change excluding FX (%) (*)
Revenue	1,707.3	1,412.3	(17.3)	(2.8)
(Loss)/profit for the period	(80.7)	(46.9)	(41.9)	(35.5)
EBITDA (1)	153.4	161.2	5.1	23.1
Adjusted EBITDA (1)	153.4	161.2	5.1	23.1
Adjusted Earnings (2)	(23.2)	(10.2)	(56.1)	(64.2)
Adjusted Earnings per share (in U.S. dollars) (3) (**)	(1.61)	(0.72)	(55.0)	(63.3)
Adjusted Earnings attributable to Owners of the parent (2)	(23.9)	(10.2)	(57.2)	(64.7)
Adjusted Earnings per share attributable to Owners of the parent (in U.S. dollars) (3) (**)	(1.65)	(0.72)	(56.1)	(63.8)
Capital Expenditure (4)	(66.3)	(35.9)	(45.9)	(18.0)
Total Debt	720.6	726.6	0.8	6.0
Cash and cash equivalents	124.7	209.0	67.6	75.3
Net debt with third parties (5)	595.9	517.6	(13.1)	(8.6)
Balance sheet data:				
Total assets	1,284.2	1,176.1		
Equity	207.0	119.7		
Capital stock	0.049	0.049		
Number of shares	15,000,000	15,000,000		

N.M. means not meaningful

(**) As a consequence of the reverse share split occurred on July 28, 2020, number of shares, earnings/(loss) per share and dividends per share were retrospective adjusted by applying the ratio of conversion of 5.027090466672970 into the previous amount.

(*) Uses the current currency FX for the variation of 2019 versus 2020.

(1) In considering the financial performance of the business, our management analyzes the financial performance measures of EBITDA and Adjusted EBITDA at a company and operating segment level, to facilitate decision-making. EBITDA is defined as profit/(loss) for the period from continuing operations before net finance expense, income taxes and depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted to exclude restructuring costs, site relocation costs and other items not related to our core results of operations. EBITDA and Adjusted EBITDA are not measures defined by IFRS. The most directly comparable IFRS measure to EBITDA and Adjusted EBITDA is profit/(loss) for the year/period from continuing operations.

We believe EBITDA and Adjusted EBITDA are useful metrics for investors to understand our results of continuing operations and profitability because they permit investors to evaluate our recurring profitability from underlying operating activities. We also use these measures internally to establish forecasts, budgets and operational goals to manage and monitor our business, as well as to evaluate our underlying historical performance. We believe EBITDA facilitates comparisons of operating performance between periods and among other companies in industries similar to ours because it removes the effect of variances in capital structures, taxation, and non-cash depreciation and amortization charges, which may differ between companies for reasons unrelated to operating performance. We believe Adjusted EBITDA better reflects our underlying operating performance because it excludes the impact of items which are not related to our core results of continuing operations.

EBITDA and Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present EBITDA-related performance measures when reporting their results.

EBITDA and Adjusted EBITDA have limitations as analytical tools. These measures are not presentations made in accordance with IFRS, are not measures of financial condition or liquidity and should not be considered in isolation or as alternatives to profit or loss for the period from continuing operations or other measures determined in accordance with IFRS. EBITDA and Adjusted EBITDA are not necessary comparable to similarly titled measures used by other companies. These non-GAAP measures should be considered supplemental in nature and should not be construed as being more important than comparable GAAP measures.

See below under the heading "Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss)" for a reconciliation of profit/(loss) for the period from continuing operations to EBITDA and Adjusted EBITDA.

EBITDA and adjusted EBITDA reported are presented applying the accounting and disclosure standard in highly inflationary economy our operations in Argentina.

(2) In considering the Company's financial performance, our management analyzes the performance measure of Adjusted Earnings. Adjusted Earnings is defined as profit/(loss) for the periods from continuing operations adjusted for certain amortization of acquisition related intangible assets, restructuring costs, site relocation costs and other items not related to our core results of operations, net foreign exchange impacts and their tax effects. Adjusted Earnings is not a measure defined by IFRS. The most directly comparable IFRS measure to Adjusted Earnings is profit/(loss) for the periods from continuing operations.

We believe Adjusted Earnings is a useful metric for investors and is used by our management for measuring profitability because it represents a group measure of performance which excludes the impact of certain non-cash charges and other charges not associated with the underlying operating performance of the business, while including the effect of items that we believe affect shareholder value and in-year returns, such as income tax expense and net finance costs.

Our management uses Adjusted Earnings to (i) provide senior management with monthly reports of our operating results; (ii) prepare strategic plans and annual budgets; and (iii) review senior management's annual compensation, in part, using adjusted performance measures.

Adjusted Earnings is defined to exclude items that are not related to our core results of operations. Adjusted Earnings measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present an Adjusted Earnings related performance measure when reporting their results.

Adjusted Earnings has limitations as an analytical tool. Adjusted Earnings is neither a presentation made in accordance with IFRS nor a measure of financial condition or liquidity, and should not be considered in isolation or as an alternative to profit or loss for the period from continuing operations or other measures determined in accordance with IFRS. Adjusted Earnings is not necessarily comparable to similarly titled measures used by other companies. These non-GAAP measures should be considered supplemental in nature and should not be construed as being more important than comparable GAAP measures.

See below under the heading "Reconciliation of Adjusted Earnings to profit/(loss)" for a reconciliation of Adjusted Earnings to our profit/(loss) for the period from continuing operations.

(3) Adjusted Earnings per share is calculated based on weighted average number of ordinary shares outstanding. As a consequence of the reverse split occurred on July 28, 2020, weighted average number of ordinary shares outstanding was calculated by applying the ratio of conversion of 5.027090466672970 into the previous weighted average number of ordinary shares outstanding, being 14,446,297 and 14,082,904 for the years ended December 31, 2019 and 2020, respectively.

(4) We define capital expenditure as the sum of the additions to property, plant and equipment and the additions to intangible assets during the period.

(5) Total debt as of December 31, 2019 and 2020 is impacted by IFRS 16, which requires lease liabilities relating to former operating leases not related to short term or low value leases to be recognized as debt. Such additional lease liabilities were $187.9 million and $144.1 million as of December 31, 2019 and 2020, respectively.

In considering our financial condition, our management analyzes net debt with third parties, which is defined as total debt less cash, cash equivalents (net of any outstanding bank overdrafts) and short-term financial investments.

Net debt has limitations as an analytical tool. Net debt is neither a measure defined by or presented in accordance with IFRS nor a measure of financial performance and should not be considered in isolation or as an alternative financial measure determined in accordance with IFRS. Net debt is not necessarily comparable to similarly titled measures used by other companies. These non-GAAP measures should be considered supplemental in nature and should not be construed as being more important than comparable GAAP measures.

See below under the heading "Financing Arrangements" for a reconciliation of total debt to net debt utilizing IFRS reported balances obtained from the financial information included elsewhere in this Interim Report. The most directly comparable IFRS measure to net debt is total debt.

Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss):

	For the year ended December 31,	
($ in millions)	**2019**	**2020**
Profit/(loss) from continuing operations	**(80.7)**	**(46.9)**
Net finance expense	57.1	82.4
Income tax expense (a)	36.2	4.8
Depreciation and amortization	140.8	120.9
EBITDA (non-GAAP) (unaudited) (*)	**153.4**	**161.2**
Total non-recurring items	-	-
Adjusted EBITDA (non-GAAP) (unaudited) (*)	**153.4**	**161.2**

(*) For the year ended December 31, 2019, the EBITDA was positively impacted in $52.4 million due to the application of IFRS 16. Depreciation and finance costs were negatively impacted in $49.3 million and $17.5 million, respectively, due to the application of the IFRS 16. For the year ended December 31, 2020, the EBITDA was positively impacted in $46.7 million due to the application of IFRS 16. Depreciation and finance costs were negatively impacted in $44.0 million and $14.4 million, respectively, due to the application of the IFRS 16.

(a) In the first quarter of 2019, in connection with a global tax audit of the 2013-2016 tax periods, Atento Spain, as the representative company of a Spanish tax group composed of Atento S.A.'s direct Spanish subsidiaries (the "Spanish Tax Group"), signed a tax agreement with the Spanish tax authorities. The Spanish Tax Administration audited various aspects of the Spanish Tax Group including the deductibility of certain specific intercompany financing and operating expenses incurred during the acquisition of Atento Spain. The Spanish Tax Administration found that the tax treatment applied by the Company does not comply with the relevant tax rules leading to a discrepancy. As a result of this discrepancy, the amount of tax credits of the Spanish Tax Group, together with the corresponding effects in subsequent tax periods, has been reduced in an amount of $37.8 million.

Accordingly, the tax credits for losses carryforward in our financial statements for the first quarter of 2019 was negatively affected by $37.8 million.

Reconciliation of Adjusted Earnings to profit/(loss):

($ in millions)	For the year ended December 31, 2019	2020
Profit/(loss) from continuing operations	(80.7)	(46.9)
Amortization of acquisition related intangible assets [(a)]	20.6	18.3
Net foreign exchange impacts	9.1	27.8
Tax effect [(b)]	27.7	(9.4)
Total of add-backs	57.5	36.7
Adjusted Earnings (non-GAAP) (unaudited)	(23.2)	(10.2)
Adjusted Earnings per share (in U.S. dollars) [(*)] (unaudited)	(1.61)	(0.72)
Adjusted Earnings attributable to Owners of the parent (non-GAAP) (unaudited)	(23.9)	(10.2)
Adjusted Earnings per share attributable to Owners of the parent (in U.S. dollars) [(**)] (unaudited)	(1.65)	(0.72)

(a) Amortization of acquisition related intangible assets represents the amortization expense of customer base, recorded as intangible assets. This customer base represents the fair value (within the business combination involving the acquisition of control of Atento Group) of the intangible assets arising from service agreements (tacit or explicitly formulated in contracts) with Telefónica Group and with other customers.

(b) The tax effect represents the impact of the taxable adjustments based on tax nominal rate by country. For the years ended December 31, 2019 and 2020, the effective tax rate after moving non-recurring items is 57.4% and 354.9%, respectively.

In the first quarter of 2019, in connection with a global tax audit of the 2013-2016 tax periods, Atento Spain, as the representative company of a Spanish tax group composed of Atento S.A.'s direct Spanish subsidiaries (the "Spanish Tax Group"), signed a tax agreement with the Spanish tax authorities. The Spanish Tax Administration audited various aspects of the Spanish Tax Group including the deductibility of certain specific intercompany financing and operating expenses incurred during the acquisition of Atento Spain. The Spanish Tax Administration found that the tax treatment applied by the Company does not comply with the relevant tax rules leading to a discrepancy. As a result of this discrepancy, the amount of tax credits of the Spanish Tax Group, together with the corresponding effects in subsequent tax periods, has been reduced in an amount of $37.8 million.

Accordingly, the tax credits for losses carryforward in our financial statements for the first quarter of 2019 was negatively affected by $37.8 million.

(*)Adjusted Earnings per share is calculated based on weighted average number of ordinary shares outstanding. As a consequence of the reverse split occurred on July 28, 2020, weighted average number of ordinary shares outstanding was calculated by applying the ratio of conversion of 5.027090466672970 into the previous weighted average number of ordinary shares outstanding, being 14,446,297 and 14,082,904 for the years ended December 31, 2019 and 2020, respectively.

Financing Arrangements

Only our Senior Secured Notes agreement contain financial ratios as instrument to monitor the Company's financial condition to pay interest expenses and dividends. The following is a brief description.

1. Fixed Charge Coverage Ratio (applies to Atento S.A.) – measures the Company's ability to pay interest expenses and dividends (fixed charges) in relation to EBITDA, as described in the debt agreements. The contractual ratio indicates that the EBITDA for the last twelve months should represent at least 2.0 times the fixed charge of the same period. As of December 31, 2020, the ratio was 3.4 times. This financial covenant applies only as a restriction for certain actions (e.g. issuance a new debt) and, if breached, will not trigger a default or an event of default.

The Company regularly monitors all financial ratios under the debt agreements. As of December 31, 2020, we were in compliance with the terms of our covenants.

Net debt as of December 31, 2019 and 2020 is as follow:

($ in millions, except Net Debt/Adj. EBITDA LTM)	As of December 31, 2019	2020
Cash and cash equivalents	124.7	209.0
Debt:		
Senior Secured Notes	501.9	505.6
Super Senior Credit Facility	-	30.0
Brazilian Debentures	-	-
BNDES	1.2	0.6
Lease Liabilities (3)	194.8	152.7
Other Borrowings	22.8	38.9
Total Debt	**720.6**	**727.8**
Net Debt with third parties (1) (unaudited)	**595.9**	**518.8**
Adjusted EBITDA LTM (2) (*) (non-GAAP) (unaudited)	153.4	161.2
Net Debt/Adjusted EBITDA LTM (non-GAAP) (unaudited)	**3.9x**	**3.2x**

(1) In considering our financial condition, our management analyzes Net debt, which is defined as total debt less cash and cash equivalents. Net debt is not a measure defined by IFRS and it has limitations as an analytical tool. Net debt is neither a measure defined by or presented in accordance with IFRS nor a measure of financial performance and should not be considered in isolation or as an alternative financial measure determined in accordance with IFRS. Net debt is not necessarily comparable to similarly titled measures used by other companies.

(2) Adjusted EBITDA LTM (Last Twelve Months) is defined as EBITDA adjusted to exclude restructuring costs and other items not related to our core results of operations.

(3) Consider the impact on December 31, 2020 of application of IFRS 16 (former operating leases not related to short-term or low-value leases are now shown as debt) was $144.1 million and $8.6 million of other financial leases.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and the results of operations is based upon and should be read in conjunction with the consolidated financial information of Atento.

Factors which could cause or contribute to such difference, include, but are not limited to, those discussed elsewhere in this Report, particularly under "Cautionary Statement with respect to Forward-Looking Statements" and the section entitled "Risk Factors" in the Form 20-F.

Overview

Atento is the largest provider of customer-relationship management and business-process outsourcing ("CRM BPO") services and solutions in Latin America, and among the top five providers globally, each based on revenue. Our business was founded in 1999 as the CRM BPO provider to Telefónica and its subsidiaries (together, the "Telefónica Group"). Since then, we have significantly diversified our client base, and we became an independent company in December 2012, when we were acquired by funds affiliated with Bain Capital Partners, LLC. In October 2014, Atento became a publicly listed company on the New York Stock Exchange under the ticker symbol "ATTO." In May 2020, Bain Capital transferred substantially all of its remaining shares to HPS Investment Partners, LLC, GIC and an investment fund affiliated with Farallon Capital Management, L.L.C.

The potential for long-term growth in the markets where we operate is strong and is driven by a number of demographic and business trends, including (i) sustained demand and growth driven by an improving macroeconomic environment over the long term, a rapidly growing population and an emerging middle class, (ii) further outsourcing of CRM BPO operations, (iii) potential for further penetration in existing markets, (iv) development of new industry vertical expertise, such as with healthcare and born-digital companies (i.e., companies that have relied on digital products/services since inception, such as social networks and Fintechs), and (v) North America's continued offshoring trend as U.S.-based businesses continue to offshore call center services to other geographies.

We operate in 13 countries worldwide, including Brazil, Spain, Mexico, Peru, Argentina, Chile, Colombia, the United States, El Salvador, Guatemala, Puerto Rico, Panama and Uruguay. We organize our business into three geographic markets: (i) Brazil, (ii) Americas, excluding Brazil ("Americas") and (iii) EMEA. For the year ended December 31, 2020, Brazil accounted for 43.2% of our revenue, Americas accounted for 41.2% of our revenue and EMEA accounted for 16.6% of our revenue (in each case, before holding company level revenue and consolidation adjustments).

Our number of workstations increased from 92,572 as of December 31, 2019 to 93,308 as of December 31, 2020 due to volatility within our operations. Our number of service delivery centers decreased slightly over the same period.

The following table shows the number of workstations and delivery centers in each of the jurisdictions in which we operated as of December 31, 2019, 2020:

	Number of Workstations		Number of Service Delivery Centers (1)	
	2019	2020	2019	2020
Brazil	**49,486**	**49,294**	**33**	**31**
Americas	**37,765**	**38,761**	**48**	**49**
Argentina (2)	4,363	4,025	12	12
Central America (3)	2,319	2,842	3	3
Chile	2,595	2,310	4	4
Colombia	9,006	9,184	9	9
Mexico	9,800	10,179	14	15
Peru	8,479	8,918	3	3
United States (4)	1,203	1,303	3	3
EMEA	**5,321**	**5,253**	**15**	**14**
Spain	5,321	5,253	15	14
Total	**92,572**	**93,308**	**96**	**94**

(1) Includes service delivery centers at facilities operated by us and those owned by our clients where we provide operations personnel and workstations.

(2) Includes Uruguay.

(3) Includes Guatemala and El Salvador.

(4) Includes Puerto Rico.

For the years ended December 31, 2019 and 2020, revenue generated from our 15 largest client groups represented 73.8% and 68.3% of our revenue, respectively. Excluding revenue generated from the Telefónica S.A., for the years ended December 31, 2019 and 2020, our next 15 largest client groups represented 39.3% and 37.4% of our revenue, respectively. The decrease in client concentration reflects our strategy to improve our revenue mix, one of the pillars of our Three Horizon Plan, which we announced in the second quarter of 2019 to improve the profitability of our existing operations, accelerate the development of our next generation services and digital capabilities and strengthen our position in segments and geographies which we believe have the potential for higher growth margins.

Our vertical industry expertise in telecommunications, banking and financial services, and more recently, with born-digital companies allows us to tailor our services and solutions for our customers, further embedding us into their value chain while delivering meaningful business results. In 2019, as part of our Three Horizon Plan, we initiated the build-out of Next Generation Services Portfolio and Digital Capabilities, a set of strategic initiatives designed to accelerate the development and expansion of our value offering, with a focus on three next generation services lines (namely, high value voice, integrated multichannel and automated back office) and four next generation capabilities (namely, AI/Cognitive, Analytics, Automation/RPA and CX consulting). During the years ended December 31, 2019 and 2020, telecommunications represented 41.1% and 39.0% of our revenue, respectively, and financial services represented 35.9% and 34.6% of our revenue, respectively. Additionally, during the years ended December 31, 2019 and 2020 the sales by service were:

	For the year ended December 31,	
	2019	**2020**
Customer Service	52.8%	58.5%
Sales	16.6%	12.3%
Collection	7.5%	6.9%
Back Office	12.7%	12.7%
Technical Support	6.4%	5.8%
Others	4.0%	3.8%
Total	**100.0%**	**100.0%**

Average headcount

The average headcount in the Atento Group in the years ended December 31, 2019 and 2020, is presented as follows:

	December 31,	
	2019	**2020**
Brazil	79,430	71,234
Central America	4,916	5,290
Chile	5,524	5,246
Colombia	8,843	9,011
Spain	12,267	12,457
Mexico	17,323	17,656
Peru	12,303	11,084
Puerto Rico	620	743
United States	408	355
Argentina and Uruguay	7,420	6,636
Corporate	75	93
Total	**149,129**	**139,805**

The reduction in our average headcount reflects the implementation of two pillars of our Three Horizon Plan, namely:

- operational excellence: we have taken a number of steps to improve our operations, such as management of key operational performance indicators and shared services optimization. These initiatives are expected to generate savings and eliminate redundant activities in operating areas such as quality, workforce management, reporting and training, and customer value programs, in addition to other specific operating improvement actions being implemented at regional levels. The focus of these initiatives is on increasing our contribution margins and improving the experience of our customers' customers; and

- optimization initiatives to reduce selling, general and administrative expenses and other costs: we are transforming our business support areas in order to generate savings and reduce costs. We have analyzed the major cost components of our business in the human resources, technology, facilities and infrastructure areas, and we have developed specific solutions to lower the cost of services in each category. One of the actions we are taking is the ongoing digitalization of human resources processes.

  For example, our human resources team has recently implemented the use of digital tools for recruiting and retaining the best talent in the market to support our customers' operations.

Impact of COVID-19 Outbreak

Since December 2019, a novel strain of coronavirus, or COVID-19, spread from China to other countries throughout the world leading to a global pandemic. The COVID-19 pandemic prompted a global health crisis and led to a number of government actions at the federal, state and local level across several countries in an effort to address the viral outbreak. Government measures included, among other things, stay-at-home orders and the closure of businesses not deemed essential to the provision of the basic welfare of society. The COVID-19 pandemic and government measures taken in response to it have disrupted regional and global economic activity, which initially reduced the need for and our ability to deliver our services and, therefore, directly and adversely affected our business operations, financial condition and results of operations for the first nine months of 2020 as a result of lower volumes during April and May.

The services offered by us or by our customers to the end-customers have been declared, in different countries, to be essential, as many of our services allow citizens to remain in their homes while maintaining access to crucial services, such as healthcare, emergency services and banking. One relevant example is Praxair in Mexico, for which we provide a service that helps both hospitals and patients request oxygen supplies. Similarly, since March 24, 2020, Atento Guatemala has been providing physical, technology infrastructure and logistical support services for the government of Guatemala's COVID-19 services.

To address the needs of our customers, employees and society in light of the government measures to address the COVID-19 pandemic, we are focused on maintaining a good level of service for our customers. To this end, our technology and operations teams are working to provide remote work options to more of our employees throughout our operations. These teams are committed to continuing to optimize our operations during the COVID-19 pandemic by overcoming technical and logistical limitations so we can fulfill our commitments to our employees, customers and society. We endeavor to continue serving many of the more than 500 million people of Latin America, the United States and Spain.

Traditionally, we have endeavored to guarantee our services and to safeguard the health and safety of our employees. We have implemented a series of measures intended to maintain this guarantee and safeguards during the COVID-19 pandemic, such as higher grade cleaning and disinfection of our facilities, social distancing, limiting access to common areas, offering flexible work shifts to facilitate the care of families, and the cancellation of all business travel and in-person meetings.

By December 31, 2020, we had over 59,000 work-at-home agents, or approximately 56% of our operations' employees. For agents still working at our facilities, distances between workstations have been increased and personal work equipment (individual headset, keyboard, mouse, etc.) made available. With operating capacity at approximately 97%, we have a broad capacity to meet the needs of all customers. The transition to our work@home model by our employees has been facilitated by the digital transformation process underway since 2019, under our Three Horizons Plan, which has included re-skilling as well as digital recruiting, onboarding and training.

This model as well as other enhanced digital capabilities are allowing us to capture medium- and long-term CRM and BPO opportunities arising from dramatic shifts in consumer behaviors and related changes being implemented by emerging and established companies seeking to attract and retain more customers in Latin America, the United States and Europe. The growing strength of our digital capabilities, evolving portfolio of next generation services and journey orchestration, coupled with accelerated operational improvements that are resulting in a more competitive cost structure, are allowing us to continue leading next generation customer experience in the future.

While we believe we are now past the most severe impacts to our operations of the COVID-19 pandemic, the extent to which COVID-19 will impact our business, financial condition, results of operations and prospects will depend on future developments which are uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 or the actions of governments and other entities to contain COVID-19 in Brazil and the other countries in which we operate.

Therefore, it is not possible to reasonably estimate the extent of potential impacts to our business, financial condition, results of operations and prospects. We are continuously monitoring the situation as closely as possible and are actively evaluating potential impacts to our business and implementing measures to help mitigate existing and potential risks.

Revenue by country

	For the years ended December 31,		
($ in millions)	**2019**	**2020**	**% of Total revenue**
Country			
Spain	232.7	234.7	16.6
Other and eliminations (*)	0.1	-	-
EMEA	**232.8**	**234.7**	**16.6**
Argentina	98.2	67.9	4.8
Chile	99.9	82.2	5.8
Colombia	72.6	71.0	5.0
El Salvador	16.9	17.5	1.2
United States	43.6	62.3	4.4
Guatemala	11.6	6.2	0.4
Mexico	179.8	161.5	11.4
Peru	116.2	85.4	6.0
Puerto Rico	12.3	16.7	1.2
Uruguay	2.3	2.3	0.2
Panama	3.7	3.6	0.3
Nicaragua	3.9	3.3	0.2
Costa Rica	7.5	8.0	0.6
Other and eliminations (*)	(8.5)	(5.8)	(0.4)
Americas	**660.1**	**582.0**	**41.2**
Brazil	**827.3**	**609.4**	**43.2**
Other and eliminations (*)	**(12.9)**	**(13.8)**	**(1.0)**
Total revenue	**1,707.3**	**1,412.3**	**100.0**

Consolidated Statements of Operations for the Years Ended December 31, 2019 and 2020

($ in millions, except percentage changes)	For the year ended December 31, 2019	2020	Change (%)	Change excluding FX (%) (*)
Revenue	**1,707.3**	**1,412.3**	**(17.3)**	**(2.8)**
Other operating income	4.5	5.6	22.8	31.0
Other gains and own work capitalized	10.5	0.1	(99.1)	(99.1)
Operating expenses:				
Supplies	(66.4)	(72.3)	8.8	27.5
Employee benefit expenses	(1,301.0)	(1,060.4)	(18.5)	(4.6)
Depreciation	(83.6)	(73.9)	(11.5)	4.7
Amortization	(57.2)	(47.0)	(17.9)	(4.3)
Changes in trade provisions	(3.7)	(5.3)	41.9	65.3
Impairment charges	(30.9)	-	(100.0)	(100.0)
Other operating expenses	(166.8)	(118.7)	(28.8)	(17.0)
Total operating expenses	**(1,709.7)**	**(1,377.6)**	**(19.4)**	**(5.5)**
Operating profit	**12.6**	**40.3**	**N.M.**	**N.M.**
Finance income	20.0	15.7	(21.8)	7.2
Finance costs	(68.1)	(70.3)	3.2	14.3
Net foreign exchange loss	(9.1)	(27.8)	N.M.	N.M.
Net finance expense	**(57.1)**	**(82.4)**	**44.3**	**81.1**
Loss before income tax	**(44.5)**	**(42.1)**	**(5.3)**	**22.8**
Income tax expense	(36.2)	(4.8)	(86.8)	(87.5)
Loss for the year	**(80.7)**	**(46.9)**	**(41.9)**	**(35.5)**
Loss attributable to:				
Owners of the parent	(81.3)	(46.9)	(42.3)	(35.9)
Non-controlling interest	0.6	-	(100.0)	(100.0)
Loss for the year	**(80.7)**	**(46.9)**	**(41.9)**	**(35.5)**
Other financial data:				
EBITDA (1) (unaudited)	**153.4**	**161.2**	**5.1**	**23.1**
Adjusted EBITDA (1) (unaudited)	**153.4**	**161.2**	**5.1**	**23.1**

(*) Uses the current currency FX for the variation of 2019 versus 2020.

(1) In considering the financial performance of the business, our management analyzes the financial performance measure of EBITDA at a company and operating segment level, to facilitate decision-making. EBITDA is defined as profit/(loss) for the period from continuing operations before net finance expense, income taxes and depreciation and amortization. EBITDA is not a measure defined by IFRS. The most directly comparable IFRS measure to EBITDA is profit/(loss) for the year/period.

We believe that EBITDA is a useful metric for investors to understand our results of continuing operations and profitability because it permits investors to evaluate our recurring profitability from underlying operating activities. We also use this measure internally to establish forecasts, budgets and operational goals to manage and monitor our business, as well as to evaluate our underlying historical performance. We believe that EBITDA facilitates comparisons of operating performance between periods and among other companies in industries similar to ours because it removes the effect of variances in capital structures, taxation, and non-cash depreciation and amortization charges, which may differ between companies for reasons unrelated to operating performance.

EBITDA is a measure that is frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present EBITDA-related performance measures when reporting their results.

EBITDA has its limitations as an analytical tool. This measure is not a presentation made in accordance with IFRS, is not a measure of financial condition or liquidity and should not be considered in isolation or as alternatives to profit or loss for the period from continuing operations or other measures determined in accordance with IFRS. EBITDA is not necessarily comparable to similarly titled measures used by other companies. This non-GAAP measure should be considered supplemental in nature and should not be construed as being more important than comparable GAAP measures.

The application of IFRS 16 from January 1, 2019 means EBITDA for the year ended December 31, 2019 and 2020 is positively impacted by a decrease in operating expenses relating to rental payments for leases recorded under IFRS 16 that would not otherwise have been recorded prior to the application of IFRS 16. EBITDA reported are presented applying the accounting and disclosure standard in highly inflationary economies for our operations in Argentina.

N.M. means not meaningful

Consolidated Statements of Operations by Segment for the Years Ended December 31, 2019 and 2020

($ in millions, except percentage changes)	For the year ended December 31, 2019	2020	Change (%)	Change Excluding FX (%) (*)
Revenue:				
Brazil	827.3	609.4	(26.3)	(4.4)
Americas	660.1	582.0	(11.8)	(1.5)
EMEA	232.8	234.7	0.8	(0.9)
Other and eliminations (1)	(12.9)	(13.8)	6.9	14.7
Total revenue	**1,707.3**	**1,412.3**	**(17.3)**	**(2.8)**
Operating expenses:				
Brazil	(807.4)	(594.5)	(26.4)	(4.5)
Americas	(679.5)	(576.7)	(15.1)	(4.2)
EMEA	(244.1)	(235.1)	(3.7)	(5.7)
Other and eliminations (1)	21.4	28.7	34.1	68.0
Total operating expenses	**(1,709.7)**	**(1,377.6)**	**(19.4)**	**(5.5)**
Operating profit/(loss):				
Brazil	21.1	15.0	(29.0)	(5.0)
Americas	(18.2)	7.7	(142.5)	N.M.
EMEA	1.2	2.8	133.9	N.M.
Other and eliminations (1)	8.6	14.8	72.9	N.M.
Total operating profit	**12.6**	**40.3**	**N.M.**	**N.M.**
Net finance expense:				
Brazil	(46.5)	(42.5)	(8.6)	19.1
Americas	(5.6)	(9.6)	71.2	88.3
EMEA	(1.4)	(1.3)	(10.9)	(10.9)
Other and eliminations (1)	(3.6)	(29.1)	N.M.	N.M.
Total net finance expense	**(57.1)**	**(82.4)**	**44.3**	**81.1**
Income tax benefit/(expense):				
Brazil	7.4	5.8	(21.4)	0.7
Americas	(2.0)	(8.1)	N.M.	N.M.
EMEA	(22.0)	3.6	(116.6)	(115.4)
Other and eliminations (1)	(19.6)	(6.2)	(68.6)	(65.2)
Total income tax expense	**(36.2)**	**(4.8)**	**(86.8)**	**(87.5)**
Profit/(loss) for the year:				
Brazil	(18.0)	(21.7)	20.5	53.4
Americas	(25.9)	(9.9)	(61.6)	(45.4)
EMEA	(22.2)	5.2	(123.4)	(121.2)
Other and eliminations (1)	(14.6)	(20.4)	39.6	28.6
Profit/(loss) for the year	**(80.7)**	**(46.9)**	**(41.9)**	**(35.5)**
Profit/(loss) attributable to:				
Owners of the parent	(81.3)	(46.9)	(42.3)	(35.9)
Non-controlling interest	0.6	-	(100.0)	(100.0)
Other financial data:				
EBITDA (2):				
Brazil	96.9	78.2	(19.3)	5.2
Americas	30.7	52.6	71.1	53.6
EMEA	17.0	15.3	(9.6)	(9.6)
Other and eliminations (1)	8.8	15.1	71.0	N.M.
Total EBITDA (unaudited)	**153.4**	**161.2**	**5.1**	**23.1**

Adjusted EBITDA (2):				
Brazil	111.7	81.8	(26.8)	(4.8)
Americas	32.4	66.8	105.8	35.2
EMEA	21.8	21.3	(2.3)	(2.8)
Other and eliminations (1)	(12.6)	(8.6)	(31.2)	(67.1)
Total Adjusted EBITDA (unaudited)	**153.4**	**161.2**	**5.1**	**23.1**

(*) Uses the current currency FX for the variation of 2019 versus 2020.

(1) Included revenue and expenses at the holding-company level (such as corporate expenses and acquisition related expenses), as applicable, as well as consolidation adjustments.

(2) Adjusted EBITDA is defined as EBITDA adjusted to exclude restructuring costs, site relocation costs and other items not related to our core results of operations. We believe that Adjusted EBITDA better reflects our underlying operating performance because it excludes the impact of items which are not related to our core results of continuing operations. Adjusted EBITDA is a measure that is frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present EBITDA-related performance measures when reporting their results.

N.M. means not meaningful

Year Ended December 31, 2019 Compared to Year Ended December 31, 2020

Revenue

Revenue decreased by $295.0 million, or 17.3%, from $1,707.3 million for the year ended December 31, 2019 to $1,412.3 million for the year ended December 31, 2020. Excluding the impact of foreign exchange, revenue decreased 2.8%, primarily due to lower revenues from Telefónica, partially offset by a 4.9% increase in revenue from multisector clients.

Revenue from Telefónica decreased by $152.7 million, or 25.4%, contributing $449.5 million in revenue for the year ended December 31, 2020, against $602.1 million in the year ended December 31, 2019. Excluding the impact of foreign exchange, revenue from Telefónica decreased by 15.9%, due to (i) the discontinuation of unprofitable programs in Brazil since the fourth quarter of 2019 and (ii) lower volumes due to COVID-19's impact in all regions mainly during the second half of March, April and May. However, we sold more next generation services to Telefónica in the year ended December 31, 2020 compared to the year ended December 31, 2019, which is reshaping our relationship with our largest client.

Multisector clients presented a revenue decrease of $142.3 million, or 12.9%, from $1,105.2 million for the year ended December 31, 2019 to $962.8 million for the year ended December 31, 2020. Excluding the impact of foreign exchange, revenue from multisector clients increased 4.9%, supported by multisector growth across all regions. The increase in multisector customers despite the challenges raised by the COVID-19 crisis reflects the effectiveness of the "sales excellence" pillar of our Three Horizon Plan. Under the "sales excellence" pillar, we have transformed our sales model to accelerate profitable growth under a "sell more, sell better, sell what we want" approach. We are highly focused on the relationships we have with our customer base and consider these to be a key competitive advantage. We are implementing a new sales model that helps us manage global customer accounts and strengthen our position in the born-digital area of the market. Our commercial team is responsible for end-to-end customer life cycle, namely new sales to new customers, account development, changes in the scope of service we provide, renewals and inflation pass-through negotiations, driving increases in sales through a War Room model and a compensation model focused on profitable growth. We have also been prioritizing strategic product sales among current and future customers, to ensure the right product portfolio at each of our customers, which we believe to be a key lever to drive healthy growth in future.

For the year ended December 31, 2020, revenue from multisector clients was 68.2% of total revenue, compared to 64.7% for the year ended December 31, 2019, an increase of 3.4 percentage points.

The following chart sets forth a breakdown of revenue by geographical region for the years ended December 31, 2019 and 2020 including as a percentage of revenue and the percentage change between those periods (both with and excluding the effect of foreign exchange).

	For the year ended December 31,					
($ in millions, except percentage changes)	**2019**	**(%)**	**2020**	**(%)**	**Change (%)**	**Change excluding FX (%) (*)**
Brazil	827.3	48.5	609.4	43.2	(26.3)	(4.4)
Americas	660.1	38.7	582.0	41.2	(11.8)	(1.5)
EMEA	232.8	13.6	234.7	16.6	0.8	(0.9)
Other and eliminations (1)	(12.9)	(0.8)	(13.8)	(1.0)	6.9	14.7
Total	**1,707.3**	**100.0**	**1,412.3**	**100.0**	**(17.3)**	**(2.8)**

(*) Uses the current currency FX for the variation of 2019 versus 2020.

(1) Includes holding company level revenues and consolidation adjustments.

Brazil

Revenue in Brazil for the year ended December 31, 2019 and 2020 was $827.3 million and $609.4 million, respectively, a decrease of $217.9 million, or 26.3%. Excluding the impact of foreign exchange, revenue in Brazil decreased by 4.4% due to a 24.6% decrease in revenue from Telefónica, partially offset by a 3.4% increase in revenue from multisector clients. The increase in revenue from multisector clients was primarily due to the Company focus in continuing to sell Next Generation Services and further penetrating fast-growing verticals, such as born-digital, tech and media. The decrease in revenue from Telefónica was mainly due to (i) the discontinuation of unprofitable programs since the fourth quarter of 2019 and (ii) the COVID-19 pandemic's impact on volumes, mostly during April and May, as Atento focused its delivery capacity on multisector clients.

Americas

Revenue in Americas for the year ended December 31, 2019 and 2020 was $660.1 million and $582.0 million, respectively, a decrease of $78.1 million, or 11.8%. Excluding the impact of foreign exchange, revenue in Americas decreased by 1.5% due to a 13.0% decrease in revenue from Telefónica, partially offset by a 5.7% increase in revenue from multisector clients, mainly in the United States and Colombia. The decrease in revenue from Telefónica in the region was primarily due to lower volumes resulting from the COVID-19 pandemic, mainly in Peru where the lockdown effects were more severe in this country. The increase in multisector sales was attributable to higher volumes in tech and born-digital companies and by the 17% expansion of US revenues in the year of 2020.

EMEA

Revenue in EMEA for the year ended December 31, 2019 and 2020 was $232.8 million and $234.7 million, respectively, an increase of $1.9 million, or 0.8%. Excluding the impact of foreign exchange, revenue in EMEA decreased by 0.9%. The decrease in revenue was primarily due to a 9.3% decrease in revenue from Telefónica due to the impact of COVID-19 in the region, mainly in April and May, offset by a 9.7% increase in revenue from multisector clients, mainly from higher volumes in telco, utilities and public services verticals.

Other operating income

Other operating income totaled $4.5 million and $5.6 million for the year ended December 31, 2019 and 2020, respectively.

Other gains and own work capitalized

Other gains and own work capitalized totaled $10.5 million for the year ended December 31, 2019 and $0.1 million for the year ended December 31, 2020. This decrease was due to one-off non-operational revenue in the year ended December 31, 2019.

Total operating expenses

Total operating expenses decreased by $332.0 million, or 19.4%, from $1,709.7 million for the year ended December 31, 2019 to $1,377.6 million for the year ended December 31, 2020. Excluding the impact of foreign exchange, operating expenses decreased by 5.5%, mainly due to the acceleration of operational improvements under our improved efficiencies program, which seeks to further optimize our cost structure through right-sizing of operations as well as implementation of shared services, a zero-based budgeting system and the work@home model. As a percentage of revenue, operating expenses represented 100.1% and 97.5% for the years ended December 31, 2019 and 2020, respectively.

Supplies: Supplies expenses increased by $5.8 million, or 8.8%, from $66.4 million for the year ended December 31, 2019 to $72.3 million for the year ended December 31, 2020. Excluding the impact of foreign exchange, supplies expenses increased by 27.5%, mainly due to Brazil and EMEA regions. As a percentage of revenue, supplies represented 3.9% and 5.1% for the year ended December 31, 2019 and 2020, respectively.

Employee benefit expenses: Employee benefit expenses decreased by $240.6 million, or 18.5%, from $1,301.0 million for the year ended December 31, 2019 to $1,060.4 million for the year ended December 31, 2020. Excluding the impact of foreign exchange, employee benefit expenses decreased by 4.6%, mainly due to the impact of the operational improvements made as a result of our improved efficiencies program, including lower headcount, mainly in Brazil. As a percentage of revenue, employee benefit expenses represented 76.2% and 75.1% for the years ended December 31, 2019 and 2020, respectively.

Depreciation and amortization: Depreciation and amortization expenses decreased by $19.9 million, or 14.1%, from $140.8 million for the year ended December 31, 2019 to $120.9 million for the year ended December 31, 2020. Excluding the impact of foreign exchange, depreciation and amortization expense increased by 1.0%, mainly due to Brazil region.

Changes in trade provisions: Changes in trade provisions amounted to a loss of $3.7 million and a loss of $5.3 million for the years ended December 31, 2019 and 2020, respectively.

Impairment charges: The year ended December 31, 2019 was impacted by a goodwill impairment of $30.9 million related to Argentina subsidiary and as a consequence of the Macroeconomic crisis and hyperinflation in the country.

Other operating expenses: Other operating expenses decreased by $48.1 million, or 28.8%, from $166.8 million for the year ended December 31, 2019 to $118.7 million for the year ended December 31, 2020. Excluding the impact of foreign exchange, other operating expenses decreased by 17.0%, mainly due to the impact of the operational improvements made as a result of our improved efficiencies program. As a percentage of revenue, other operating expenses totaled 9.8% and 8.4% for the years ended December 31, 2019 and 2020, respectively.

Brazil

Total operating expenses in Brazil decreased by $212.9 million, or 26.4%, from $807.4 million for the year ended December 31, 2019 to $594.5 million for the year ended December 31, 2020. Excluding the impact of foreign exchange, operating expenses in Brazil decreased by 4.5%, reflecting the impact of the operational improvements made as a result of our improved efficiencies program to offset lower revenues from the pandemic. Operating expenses as a percentage of revenue in Brazil was stable 97.6% for the years ended December 31, 2019 and 2020.

Americas

Total operating expenses in Americas decreased by $102.8 million, or 15.1%, from $679.5 million for the year ended December 31, 2019 to $576.7 million for the year ended December 31, 2020. Excluding the impact of foreign exchange, operating expenses in Americas decreased by 4.2%, reflecting the impact of the operational improvements made as a result of our improved efficiencies program, more than offsetting lower revenues from the pandemic. Operating expenses as a percentage of revenue in Americas decreased from 102.9% for the year ended December 31, 2019 to 99.1% for the year ended December 31, 2020.

EMEA

Total operating expenses in EMEA decreased by $9.0 million, or 3.7%, from $244.1 million for the year ended December 31, 2019 to $235.1 million for the year ended December 31, 2020. Excluding the impact of foreign exchange, operating expenses in EMEA decreased by 5.7%, reflecting the impact of the operational improvements made as a result of our improved efficiencies program, more than offsetting lower revenues from the pandemic. Operating expenses as a percentage of revenue in EMEA decreased from 104.9% for the year ended December 31, 2019 to 100.2% for the year ended December 31, 2020.

Operating profit/(loss)

Operating profit increased by $27.7 million, from $12.6 million for the year ended December 31, 2019 to $40.3 million for the year ended December 31, 2020, an increase due to the reasons mentioned above. Operating profit margin increased from 0.7% for the year ended December 31, 2019 to 2.9% for the year ended December 31, 2020.

Brazil

Operating profit in Brazil decreased by $6.1 million, or 29.0%, from $21.1 million for the year ended December 31, 2019 to $15.0 million for the year ended December 31, 2020 due to the reasons mentioned above. Excluding the impact of foreign exchange, operating profit decreased by 5.0%. Operating profit margin in Brazil decreased from 2.6% for the year ended December 31, 2019 to 2.5% for the year ended December 31, 2020.

Americas

Operating profit/(loss) in Americas changed by $26.0 million, from a loss of $18.2 million for the year ended December 31, 2019 to a profit of $7.7 million for the year ended December 31, 2020. Excluding the impact of foreign exchange, operating profit/(loss) increased by $18.1 million, for the reasons mentioned above. Operating profit margin in Americas increased from negative 2.8% for the year ended December 31, 2019 to 1.3% for the year ended December 31, 2020.

EMEA

Operating profit in EMEA increased by $1.6 million, from $1.2 million for the year ended December 31, 2019 to $2.8 million for the year ended December 31, 2020, due to the reasons mentioned above. Operating profit margin in EMEA increased from 0.5% for the year ended December 31, 2019 to 1.2% for the year ended December 31, 2020.

Finance income

Finance income was $20.0 million for the year ended December 31, 2019 as compared to $15.7 million for the year ended December 31, 2020. The decrease in finance income was mainly due to a lower effect from Argentina hyperinflation in the year ended in 2020, compared to year ended 2019.

Finance costs

Finance costs increased by $2.2 million, or 3.2%, from $68.1 million for the year ended December 31, 2019 to $70.3 million for the year ended December 31, 2020. Excluding the impact of foreign exchange, finance costs increased by 14.3% during the year ended December 31, 2020. The increase in finance costs was driven by (i) higher interest costs from the higher use of credit lines to ensure adequate liquidity during the COVID-19 pandemic and (ii) higher average debt with third parties as we issued an additional $100 million under our 2022 Senior Secured Notes in April 2019.

Net foreign exchange gain/(loss)

Net foreign exchange loss increased by $18.7 million, from a loss of $9.1 million for the year ended December 31, 2019 to a loss of $27.8 million for the year ended December 31, 2020, primarily due to Brazilian Reais and Mexican Peso depreciations against the U.S. dollar that impacted our intercompany balances, but with no significant cash effect.

Income tax expense

Income tax expense for the year ended December 31, 2019 totaled $36.2 million as compared to $4.8 million for the year ended December 31, 2020. Income tax expense for the year ended December 31, 2019 contained a negative one-off tax impact of $37.8 million due to a settlement with the Spanish Tax Authority in the first quarter of 2019 in connection with a claim against us for certain differences in historical tax payments.

Profit/(loss) for the period

As a result of the foregoing, loss for the year ended December 31, 2019 and 2020 was $80.7 million and $46.9 million, respectively.

EBITDA and Adjusted EBITDA

EBITDA increased by $7.8 million, or 5.1%, from $153.4 million for the year ended December 31, 2019 to $161.2 million for the year ended December 31, 2020. Excluding the impact of foreign exchange, EBITDA increased by 23.1%, primarily due to a better revenue mix of Multisector clients and Next Generation services as well as improved operational efficiencies and stricter cost control, especially in Brazil region.

EBITDA margin, defined as EBITDA over revenue, increased from 9.0% for the year ended December 31, 2019 to 11.4% for the year ended December 31, 2020, despite the global pandemic and approximately 30% BRL devaluation in the period. This demonstrates positive results of our Three Horizon Plan strategic plan implemented during 2019.

Brazil

Adjusted EBITDA in Brazil decreased by $30.0 million, or 26.8%, from $111.7 million for the year ended December 31, 2019 to $81.8 million for the year ended December 31, 2020. Excluding the impact of foreign exchange, Adjusted EBITDA decreased by 4.8%. The decrease in Adjusted EBITDA in Brazil was mainly due to the impact of COVID-19 during April and May, partially offset by the better revenue mix combined with higher efficiencies.

Adjusted EBITDA margin in Brazil for the year ended December 31, 2020 decreased slightly to 13.4% from 13.5% for the year ended December 31, 2019.

Americas

Adjusted EBITDA in Americas increased by $34.3 million, or 105.8%, from $32.4 million for the year ended December 31, 2019 to $66.8 million for the year ended December 31, 2020. Excluding the impact of foreign exchange, Adjusted EBITDA increased by 35.2% primarily due to an improved revenue mix, higher efficiencies and a low comparison base due to the $30.9 million impact from the Argentina impairment on Q4 2019.

Adjusted EBITDA margin in Americas for the year ended December 31, 2020 increased to 11.5% from 4.9% for the year ended December 31, 2019.

EMEA

Adjusted EBITDA in EMEA decreased by $0.5 million, or 2.3%, from $21.8 million for the year ended December 31, 2019 to $21.3 million for the year ended December 31, 2020. Excluding the impact of foreign exchange, Adjusted EBITDA decreased by 2.8%.

Adjusted EBITDA margin in EMEA for the year ended December 31, 2020 decreased to 9.1% from 9.4% for the year ended December 31, 2019, mainly due to the impact of COVID-19 during the second half of March, April and May, partially offset by better revenue mix, including Next Generation services, combined with higher operating efficiencies.

Liquidity and Capital Resources

As of December 31, 2020, we had cash and cash equivalents of $209.0 million. We fund our ongoing capital and working capital requirements through a combination of cash flow from operations and financing activities. Based on our current and anticipated levels of operations and conditions in our markets and industry, we believe that our cash on hand and cash flow from our operating, investing and financing activities, including funds available under the Revolving Credit Facility, will enable us to meet our working capital, capital expenditure, debt service and other funding requirements for the foreseeable future. We have ample liquidity: as of December 31, 2020, the total amount of credit available to us was $88.1 million under our Revolving Credit Facility, out of which $61.8 million was drawn as of December 31, 2020.

Our ability to fund our working capital needs, debt payments and other obligations, and to comply with the financial covenants under our debt agreements, depends on our future operating performance and cash flow, which are subject to prevailing economic conditions, and other factors, many of which are beyond our control. Any future acquisitions, joint ventures or other similar transactions will likely require additional capital and such capital may not be available to us on acceptable terms, if at all.

As of December 31, 2020, our outstanding debt was $727.8 million, which includes $505.6 million of our 6.125% Senior Secured Notes due 2022, $30.0 million of financing under a super senior revolving credit facility, $0.6 million of financing provided by BNDES, $152.7 million of lease liabilities and $38.9 million of other bank borrowings, especially short-term financing for working capital needs.

For the year ended December 31, 2020, our cash flow from operating activities was $127.0 million, which includes interest paid of $46.2 million. Our cash flow from operating activities, before giving effect to the payment of interest, was $173.2 million.

Cash Flows

As of December 31, 2020, we had cash and cash equivalents of $209.0 million. We believe that our current cash flow used in operating activities and financing arrangements will provide us with sufficient liquidity to meet our working capital needs.

	For the year ended December 31,	
($ in millions)	**2019**	**2020**
Cash flows from operating activities	46.5	127.0
Cash flows used in investing activities	(55.9)	(38.2)
Cash flows (used in)/provided by financing activities	5.0	1.0
Net increase/(decrease) in cash and cash equivalents	(4.4)	89.8
Effect of changes in exchange rates	(4.5)	(5.5)

Cash Flows from Operating Activities

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

For the year ended December 31, 2020, cash from operating activities was $127.0 million compared to cash from operating activities of $46.5 million in the same period of prior year. The increase is mainly due to the positive changes of $49.8 million in working capital resulting from the implementation of stricter treasury policies with the reduction of our overdue receivables.

Cash Flows used in Investing Activities

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

For the year ended December 31, 2020, cash used in investing activities was $38.2 million compared to cash used in investing activities of $55.9 million in the same period of prior year, mainly due to the acquisitions of minority interests in Interfile and RBrasil in 2019.

Cash Flows from/(used in) Financing Activities

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

For the year ended December 31, 2020 cash provided by financing activities was $1.0 million compared to cash provided by financing activities of $5.0 million in the same period of prior year.

Leases

The Company holds the following right-of-use assets:

	As of December 31,	
	Net carrying amount of asset	
($ in millions)	**2019**	**2020**
Furniture, tools and other tangible assets	6.5	9.5
Plant and machinery	0.5	-
Buildings	174.6	128.3
Total	**181.6**	**137.8**

Lease liabilities

The present value of future lease liabilities is as follow:

	As of December 31, Net carrying amount of asset	
	2019	2020
($ in millions)		
Up to 1 year	52.0	53.2
Between 1 and 5 years	142.7	99.5
Total	**194.8**	**152.7**

Capital Expenditure

Our business has significant capital expenditure requirements, including for the construction and initial fit-out of our service delivery centers; improvements and refurbishment of leased facilities for our service delivery centers; acquisition of various items of property, plant and equipment, mainly composed of furniture, computer equipment and technology equipment; and acquisition and upgrades of our software or specific customer software.

The funding of the majority of our capital expenditure is covered by existing cash and EBITDA generation. The table below shows our capital expenditure by segment for the years ended December 31, 2019 and 2020:

	For the year ended December 31,	
	2019	2020
($ in millions)		
Brazil	40.6	23.7
Americas	22.4	8.9
EMEA	3.3	3.2
Total capital expenditure	**66.3**	**35.9**

The capital expenditures for the year ended December 31, 2020 include costs associated with shifting a portion of Atento's call center employees to the work@home model. Owing to the impact of the COVID-19 pandemic on Atento's markets, all non-essential capital expenditures remained largely suspended in April and May 2020.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Financial risk factors

The Atento Group's activities are exposed to various types of financial risk: market risk (including foreign currency risk and interest rate risk), credit risk and liquidity risk. The Atento Group's global risk management policy aims to minimize the potential adverse effects of these risks on the Atento Group's financial returns. The Atento Group also uses derivative financial instruments to hedge certain risk exposures.

a) Market risk

Interest rate risk in respect of cash flow and fair value

Interest risk arises mainly as a result of changes in interest rates which affect: finance costs of debt bearing interest at variable rates (or short-term maturity debt expected to be renewed), as a result of fluctuations in interest rates, and the value of non-current liabilities that bear interest at fixed rates.

Atento Group's finance costs are exposed to fluctuations in interest rates. At December 31, 2020, 4.5% of financial debt with third parties bore interests at variable rates, while at December 31, 2019 this amount was 0.2%. In both 2019 and 2020, the exposure was to the Brazilian CDI rate and the TJLP (Brazilian Long-Term Interest Rate).

The Atento Group's policy is to monitor the exposure to interest at risk. As of December 31, 2020, there were no outstanding interest rate hedging instruments.

Foreign currency risk

Our foreign currency risk arises from local currency revenues, receivables and payables, while the U.S. dollar is our functional and reporting currency. We benefit to a certain degree from the fact that the revenue we collect in each country, in which we have operations, is generally denominated in the same currency as the majority of the expenses we incur.

In accordance with our risk management policy, whenever we deem it appropriate, we manage foreign currency risk by using derivatives to hedge any exposure incurred in currencies other than those of the functional currency of the countries.

The main source of our foreign currency risk is related to the Senior Secured Notes due 2022 denominated in U.S. dollars. Upon issuance of the Notes, we entered into cross-currency swaps pursuant to which we exchange an amount of U.S. dollars for a fixed amount of Euro, Mexican Pesos, Peruvian Soles and Brazilian Reais. The total amount of interest (coupon) payments are covered (until maturity date). The referred cross-currency swaps are the only derivative transactions we have in place in Atento Group.

As of December 31, 2020, the estimated fair value of the cross-currency swaps totaled a net asset of 5,868 thousand U.S. dollars (net asset of 3,093 thousand U.S. dollars as of December 31, 2019).

The table below shows the impact of a +/-10 percentage points variation in the exchange rate on the value of the cross-currency swaps.

	Thousands of U.S. dollars
CROSS-CURRENCY	**2020**
FAIR VALUE	5,868
+10.0%	9,884
-10.0%	872

Sensitivity analysis of foreign currency risk

The Atento Group has reasonable control over its foreign currency risks, as its financial assets (cash and cash equivalents) and financial liabilities (Finance Leases and other borrowings) denominated in currencies other than their functional are adequately matched. We performed a sensitivity analysis based on the outstanding volume of financial assets and liabilities and we applied a 10% appreciation of each asset/liability currency versus the functional currency which highlights the limited impact that such event would have on the income statements is U.S. dollars. A sensitivity analysis of foreign currency risk for the Atento Group's is provided in Note 4 of the consolidated financial statements.

Country risk

To manage or mitigate country risk, we repatriate the funds generated in the Americas and Brazil that are not required for the pursuit of new profitable business opportunities in the region and subject to the restrictions of our financing agreements.

b) Credit risk

The Atento Group seeks to conduct all of its business with reputable national and international companies and institutions established in their countries of origin, to minimize credit risk. As a result of this policy, the Atento Group has no material adjustments to make to its credit accounts.

Credit risk arising from cash and cash equivalents is managed by placing cash surpluses in high quality and highly liquid money-market assets. These placements are regulated by a master agreement revised annually on the basis of the conditions prevailing in the markets and the countries where Atento operates. The master agreement establishes: (i) the maximum amounts to be invested per counterparty, based on their ratings (long- and short-term debt ratings); (ii) the maximum period of the investment; and (iii) the instruments in which the surpluses may be invested.

The Atento Group's maximum exposure to credit risk is primarily limited to the carrying amounts of its financial assets. The Atento Group holds no guarantees as collection insurance.

c) Liquidity risk

The Atento Group seeks to match its debt maturity schedule to its capacity to generate cash flows to meet the payments falling due, factoring in a degree of cushion. In practice, this has meant that the Atento Group's average debt maturity must be longer enough to support business operation normal conditions (assuming that internal projections are met). A maturity schedule for the Atento Group's financial liabilities is provided in Note 16 of the consolidated financial statements.

Capital Management

The Atento Group's Finance Department, which is in charge of the capital management, takes various factors into consideration when determining the Group's capital structure.

The Atento Group's capital management goal is to determine the financial resources necessary both to continue its recurring activities, as going concern, and to maintain a capital structure that optimizes own and borrowed funds.

The Atento Group sets an optimal debt level in order to maintain a flexible and comfortable medium-term borrowing structure, in order to be able to carry out its routine activities under normal conditions and to address new opportunities for growth. Debt levels are kept in line with forecasted future cash flows and with quantitative restrictions imposed under financing contracts.

In addition to these general guidelines, we take into account other considerations and specifics when determining our financial structure, such as country risk, tax efficiency and volatility in cash flow generation.

The Super Senior Revolving Credit Facility, described in Note 17, carries no financial covenant obligations regarding debt levels. However, the notes do impose limitations on dividend distributions, payments or distributions to the shareholders, the incurrence of additional debt, and on investments and disposal of assets.

As of the date of these consolidated financial statements, the Atento Group was in compliance with all restrictions established in the aforementioned financing contracts and does not foresee any future non-compliance. To that end, the Atento Group regularly monitors figures for net financial debt with third parties and EBITDA.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We believe the "Atento" trademark is a recognized and trusted brand in the CRM BPO services industry in each of the markets where we operate. We believe we have a strong corporate brand that gives credibility to our products and may offer and facilitate our entrance and growth in future markets. This also allows us to attract and retain the best talent, to generate a sense of pride in our staff and to develop a relationship of commitment, confidence and trust with our clients. In December 2012 Atento Spain Holdco S.L.U. purchased all trademarks and domain names relevant for its business. In relation to copyrights, under the Berne Convention for the Protection of Literary and Artistic Works, copyrights are recognized in all countries that are signatories to the convention and no other registration or license is required for its use. As of December 2016, all the countries in which we operate have signed the Berne Convention. We do not have any other material intellectual property such as patents or licenses.

In 2017, Atento launched its digital business unit under the brand "Atento Digital". Atento Digital's mainstream offering encompasses a wide range of digital capabilities that enhance customer experience and increase efficiency across the customer lifecycle, from acquiring to managing and retaining customers. Atento Digital's offer also includes consultancy services and solutions for advancing digital transformation processes while fully leveraging existing systems. Atento Digital is a trademark registered by Atento.

In 2020, Atento launches its Startup accelerator named "Atento Next". In line with the objective of having innovation at the center of its business strategies, Atento Next, will put the company close to the selected startups, to bring even more innovation to the company and its customers.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATENTO S.A.

Date: April 2, 2021

By: /s/ Carlos López-Abadía
Name: Carlos López-Abadía
Title: Chief Executive Officer

By: /s/ José Antonio de Sousa Azevedo
Name: José Antonio de Sousa Azevedo
Title: Chief Financial Officer

By: /s/ Thomas Iannotti
Name: Thomas Iannotti
Title: Director